   AS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ON MARCH 8, 1996

                                                       REGISTRATION NO. 33-64555
                                           TRUST INDENTURE ACT FILE NO. 22-22215
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                AMENDMENT NO. 3

                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                         THE COLUMBIA GAS SYSTEM, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                     DELAWARE                                          13-1594808
          (STATE OR OTHER JURISDICTION OF                           (I.R.S. EMPLOYER
          INCORPORATION OR ORGANIZATION)                           IDENTIFICATION NO.)

                               20 MONTCHANIN ROAD
                           WILMINGTON, DELAWARE 19807
                                 (302) 429-5000
    (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICE)

                            ------------------------

                            L. J. BAINTER, TREASURER
                         THE COLUMBIA GAS SYSTEM, INC.
                               20 MONTCHANIN ROAD
                           WILMINGTON, DELAWARE 19807
                                 (302) 429-5597
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

               GREGORY M. SHAW, ESQ.                          WINTHROP B. CONRAD, JR., ESQ.
              CRAVATH, SWAINE & MOORE                             DAVIS POLK & WARDWELL
                  WORLDWIDE PLAZA                                 450 LEXINGTON AVENUE
                 825 EIGHTH AVENUE                                 NEW YORK, NY 10017
                NEW YORK, NY 10019

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the Registration Statement becomes effective.

                            ------------------------

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. / /

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. / /


     If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box. /X/

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION

                                 MARCH 8, 1996                              LOGO


PROSPECTUS SUPPLEMENT
(To Prospectus Dated           )
5,000,000 SHARES

THE COLUMBIA GAS SYSTEM, INC.
COMMON STOCK
($10 PAR VALUE)

Of the 5,000,000 shares of Common Stock, $10 par value per share (the "Common Stock"), of The Columbia Gas System, Inc. ("Columbia") being offered hereby, 4,000,000 shares are being offered in the United States and Canada (the "U.S. Offering") and 1,000,000 shares are being offered in a concurrent international offering outside the United States and Canada (the "International Offering" and, collectively with the U.S. Offering, the "Offerings"), subject to transfers between the U.S. Underwriters and the International Underwriters. The Price to Public and Underwriting Discount per share will be identical for the U.S. Offering and the International Offering. See "Underwriting." The closings of the U.S. Offering and International Offering are conditioned upon each other.

The Common Stock is listed on the New York Stock Exchange ("NYSE") under the symbol "CG." On February 21, 1996, the last reported sale price for the Common Stock, as reported on the New York Stock Exchange Composite Transactions Tape, was $44.375 per share. See "Price Range of Common Stock" and "Common Stock Dividend Policy."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

                                                PRICE TO       UNDERWRITING      PROCEEDS TO
                                                 PUBLIC          DISCOUNT        COMPANY(1)
Per Share................................     $                $                $
Total(2).................................     $                $                $

--------------------------------------------------------------------------------
(1) Before deducting expenses payable by Columbia estimated at           .
(2) Columbia has granted to the U.S. Underwriters and the International Underwriters 30-day options to purchase up to an aggregate of 750,000 additional shares of Common Stock at the Price to Public, less Underwriting Discount, solely to cover over-allotments, if any. If the Underwriters exercise such options in full, the total Price to Public, Underwriting
    Discount and Proceeds to Company will be $        , $        and $        ,
    respectively. See "Underwriting."

The Common Stock is offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Common Stock will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York, or through
the facilities of The Depository Trust Company, on or about           , 1996.

SALOMON BROTHERS INC
                   GOLDMAN, SACHS & CO.
                                     MERRILL LYNCH & CO.
                                                    SMITH BARNEY INC.
The date of this Prospectus Supplement is           , 1996.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the U.S. Securities and Exchange Commission (the "SEC"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, as well as at the following SEC Regional Offices:
Seven World Trade Center, Suite 1300, New York, NY 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Such material can also be inspected at the New York Stock Exchange, 20 Broad Street, New York, NY, 10005. Copies can be obtained from the SEC by mail at prescribed rates. Requests should be directed to the SEC's Public Reference Section, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549.

                                      LOGO

     IN CONNECTION WITH THE OFFERINGS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                         PROSPECTUS SUPPLEMENT SUMMARY

     This summary is qualified in its entirety by the more detailed information included elsewhere in this Prospectus Supplement and the accompanying Prospectus. Unless otherwise indicated, the information in this Prospectus Supplement does not give effect to the exercise of the over-allotment options described under "Underwriting." As used herein, "Columbia" or the "Company" means The Columbia Gas System, Inc. and its subsidiaries, unless the context indicates otherwise.

THE COMPANY

     Columbia comprises one of the nation's largest integrated natural gas systems engaged in natural gas transmission and storage, natural gas distribution and exploration for and production of oil and natural gas. Columbia's pipeline system consists of approximately 54,500 miles of gathering, transmission and distribution pipelines and the nation's second largest network of natural gas storage fields having a working capacity of approximately 222 billion cubic feet ("Bcf"). Columbia is also engaged in related energy businesses including the marketing of natural gas and other energy products, the generation of electricity and the distribution of propane.

     Columbia's natural gas transmission system extends from the offshore Gulf of Mexico to midwest, midatlantic and northeast markets, and serves an area that accounts for approximately 21% of the nation's gas consumption. Within this market area, the transmission system holds an approximate 26% market share. Columbia's distribution system, which is one of the largest in the United States, serves almost 2.0 million customers in Ohio, Pennsylvania, Virginia, Kentucky and Maryland. Combined, this market area represents approximately 11% of the nation's gas consumption; and Columbia's distribution system accounts for approximately 25% of this market.

     Columbia and its principal pipeline subsidiary, Columbia Gas Transmission Corporation ("Columbia Transmission"), emerged from bankruptcy on November 28, 1995. During its reorganization proceedings, Columbia continued to invest substantial amounts of capital in its business segments. Columbia emerged from bankruptcy as a well capitalized, low cost transporter of natural gas.

     Within the past year Columbia has recruited a new management team headed by Oliver G."Rick" Richard III who joined Columbia on April 28, 1995 as Chairman, Chief Executive Officer and President. Prior to joining the Company, Mr. Richard served as Chairman, Chief Executive Officer and President of New Jersey Resources Corporation. In addition, Mr. Richard served as the Chief Executive Officer of Northern Natural Gas Company, the major pipeline subsidiary of Enron Corp. Mr. Richard also served as a Commissioner of the Federal Energy Regulatory Commission ("FERC").

BUSINESS STRATEGY

     Columbia's management is intent on developing a more agile, customer-focused organization which will utilize Columbia's core asset strengths, its extensive customer base and its knowledge and experience in the energy markets to remake Columbia into a "total energy company" -- a leading provider of energy and energy services. To achieve this goal, Columbia has developed the following strategic initiatives:

     Capitalize on Core Asset Strengths. Management intends to capitalize on Columbia's core asset strengths in order to compete more effectively in an increasingly competitive energy marketplace. Columbia will focus on and expand its core businesses, allocating approximately 90% of planned 1996 capital investment to the transmission and distribution segments. Consistent with this focus, Columbia has announced a $400 million expansion of the Columbia Transmission storage and transportation systems to be substantially completed in the period from 1997 through 1999.

     Exploit Synergies. Unlike the structure of many of its peers, Columbia's distribution, storage and Appalachian oil and gas production operations form a grid connected from within by Columbia Transmission. In order to capitalize on the synergies inherent in this structure, Columbia intends to embark on a system-wide marketing strategy that will provide customers with unbundled gas supply and a variety of gathering, processing, transportation, storage, distribution and other energy delivery services. Columbia is also seeking to capitalize on the efficiencies of its integrated system through initiatives with regulators designed to promote rate structures that will reward Columbia's transmission and distribution segments for enhanced productivity and efficiency.

     Develop Nonregulated Energy Businesses. Columbia is planning to market a broad range of nonregulated energy products and services within its wholesale and retail market areas. These services, which the Company intends to expand, will ultimately position it to provide customers with one-stop shopping for their energy needs.

     Streamline Organizational Structure. Columbia has initiated a top-down review of its operations to streamline the organizational structure and improve customer service. Columbia recently implemented operational and management cost reductions in its Appalachian exploration and production subsidiary and believes that further cost reductions are likely in other business segments.

     Implement Columbia Value Added. Underpinning the Company's financial strategy is the recent application of a value added approach, Columbia Value Added("CVA"), to all of its businesses. CVA is a process, as well as a financial measure, that determines whether the anticipated return on a business activity or project exceeds its risk adjusted capital cost. Columbia has adopted CVA on a system-wide basis for use in strategic planning, capital investment and allocation, measurement of business segment performance and establishment of management compensation levels.

     Maintain Financial Flexibility. Following its bankruptcy recapitalization, Columbia achieved one of the lowest average costs of debt in the natural gas industry and, as of year-end 1995, had a 57% ratio of long-term debt to total capital. Columbia's debentures are currently rated Baa3/BBB/BBB by Moody's Investors Service, Inc. ("Moody's")/Standard and Poor's ("S&P")/Fitch Investors Service, Inc. ("Fitch"), respectively. One of management's objectives is to improve the credit quality and debt ratings of Columbia over time to better position the Company to take advantage of business opportunities as they arise.

                                 THE OFFERINGS

Number of shares of Common Stock offered:
  U.S. Offering..................................   4,000,000
  International Offering.........................   1,000,000
                                                    ------------
          Total(1)...............................   5,000,000
Number of shares of Common Stock to be
  outstanding after the Offerings(1)(2)..........   54,204,025
Use of Proceeds..................................   To retire short-term debt
                                                    incurred for redemption of
                                                    preferred stock. See "Use of
                                                    Proceeds."
NYSE Symbol......................................   CG

---------------
(1) Does not include up to an aggregate of 750,000 shares of Common Stock subject to over-allotment options granted to the U.S. Underwriters and International Underwriters. See "Underwriting."

(2) Based on the number of shares of Common Stock outstanding as of December 31, 1995.

                SUMMARY FINANCIAL DATA AND OPERATING INFORMATION

     The selected historical consolidated financial data of Columbia shown below for years ended and as of December 31, have been derived from Columbia's audited consolidated financial statements. This information should be read in conjunction with the consolidated financial statements of Columbia and related notes included in Columbia's 1995 Annual Report on Form 10-K incorporated by reference in the accompanying Prospectus and Management's Discussion and Analysis of Financial Condition and Results of Operations and Pro Forma Condensed Consolidated Income Statements contained elsewhere in this Prospectus Supplement.

                                                                YEAR ENDED DECEMBER 31
                                                        --------------------------------------
                                                        1995(1)          1994           1993
                                                        --------       --------       --------
                                                           ($ IN MILLIONS, EXCEPT PER SHARE
                                                               AMOUNTS AND THROUGHPUT)
INCOME STATEMENT DATA
Operating Revenues....................................  $2,635.2       $2,747.1       $3,313.8
Operating Expenses....................................   2,245.0        2,363.0        2,940.8
Operating Income......................................     390.2          384.1          373.0
Other Income (Deductions)(2)..........................     (44.8)          22.9           16.6
Interest expense(3)...................................     988.4           14.8          101.5
Income taxes..........................................    (210.7)         146.0          135.9
Income (Loss) before Extraordinary Item and Cumulative
  Effect of Accounting Change.........................    (432.3)         246.2          152.2
Net Income (Loss).....................................    (360.7)         240.6          152.2
Earnings (Loss) Per Share of Common Stock:
  Before extraordinary item and accounting change.....  $  (8.57)      $   4.87       $   3.01
  Earnings (Loss) on Common Stock.....................  $  (7.15)      $   4.76       $   3.01
Average Shares Outstanding (thousands)................    50,468         50,560         50,559
BALANCE SHEET DATA (AS OF DECEMBER 31)
Net Property, Plant and Equipment.....................  $3,956.4       $4,081.0       $3,890.1
Total Assets..........................................   6,057.0        7,164.9        6,957.9
Common Stock Equity...................................   1,114.0        1,468.0        1,227.3
Preferred Stock.......................................     399.9             --             --
Long-Term Debt........................................   2,004.5(4)         4.3            4.8
OTHER DATA
EBITDA(5).............................................  $  660.2       $  645.8       $  612.8
Capital Expenditures..................................  $  421.8       $  447.2       $  361.3
Throughput (Bcf):
  Transmission........................................   1,336.2        1,272.0        1,355.9
  Distribution........................................     546.6          513.0          509.8

---------------
(1) The financial data for the year ended and as of December 31, 1995 reflect the reapplication of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" ("SFAS No. 71") by Columbia Transmission and Columbia Gulf Transmission Company ("Columbia Gulf") effective December 1, 1995. As a result of reapplying SFAS No. 71, an extraordinary gain of $71.6 million was recorded in 1995.


(2) Includes reorganization items and other income. Included in 1995 is the estimated loss ($77.8 million pre-tax) on the proposed sale of Columbia Gas Development Corporation ("Columbia Development"). On February 26, 1996 Columbia entered into an agreement to sell Columbia Development for approximately $200 million, subject to certain purchase price adjustments plus an overriding royalty on certain leasehold interests. The financial impact of the proposed sale on Other Income cannot be determined until the adjustments to the purchase price are finalized.


(3) Due to the bankruptcy filings, interest expense of approximately $230 million and $210 million was not recorded for 1994 and 1993, respectively. Interest expense of $982.9 million, including the write-off of unamortized discounts on debentures, was recorded in the fourth quarter 1995.

(4) Includes $2 billion of debentures issued upon emergence from bankruptcy.

(5) Operating income plus depreciation, depletion and amortization ("EBITDA") is not a measurement concept under generally accepted accounting principles. EBITDA is presented to provide additional information about Columbia's ability to meet its future debt service, capital expenditure and working capital requirements. EBITDA, while providing useful information, should not necessarily be considered in isolation or as a substitute for net income as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity, in each case determined in accordance with generally accepted accounting principles.

                       SUMMARY PRO FORMA INCOME STATEMENT


     The following table presents the unaudited summary pro forma income statement of Columbia for the year ended December 31, 1995. The pro forma results have been derived from Columbia's consolidated financial statements, as adjusted to give pro forma effect to the Offerings, Columbia's emergence from bankruptcy and certain other items as if they had occurred at the end of 1994 by
(i) the elimination of emergence and other bankruptcy related items; (ii) the inclusion of interest expense related to the long-term and short-term debt issued upon emergence; (iii) the reflection of the reapplication of SFAS No. 71 by Columbia Transmission and Columbia Gulf; (iv) the reflection of the assumed receipt of the $214.1 million in net proceeds of the Offerings and the assumed incurrence of $185.8 million of short-term indebtedness under Columbia's $1 billion Credit Facility dated as of November 28, 1995 (the "Credit Facility") to redeem the 7.89% Preferred Stock, Series A ("Series A -- Preferred Stock") and 5.22% Convertible Preferred Stock, Series B ("Series B -- DECS") issued upon emergence; and (v) the reflection of certain other transactions described in "Pro Forma Condensed Consolidated Income Statements."


                                                                                          YEAR ENDED
                                                                                      DECEMBER 31, 1995
                                                                                    ----------------------
                                                                                    ($ IN MILLIONS, EXCEPT
                                                                                    PER SHARE AMOUNTS)
Operating Revenues..............................................................           $2,627.6
Operating Expenses..............................................................            2,266.3
Operating Income................................................................              361.3
Other Income (deductions)(1)....................................................              (57.6)
Interest expense................................................................             (186.4)
Income taxes....................................................................               39.3
Income before Extraordinary Item................................................               78.0
Earnings Per Share of Common Stock before Extraordinary Item....................           $   1.44
Average Common Shares Outstanding (thousands)...................................             54,052

---------------

(1) Includes reorganization items and other income. Also includes the estimated loss ($77.8 million pre-tax) on the proposed sale of Columbia Development recorded in the fourth quarter of 1995. On February 26, 1996 Columbia entered into an agreement to sell Columbia Development for approximately $200 million, subject to certain purchase price adjustments plus an overriding royalty on certain leasehold interests. The financial impact of the proposed sale cannot be determined until the adjustments to the purchase price are finalized.



See "Pro Forma Condensed Consolidated Income Statements."

     In Management's Discussion and Analysis of Financial Condition and Results of Operations appearing elsewhere herein, Columbia has presented an analysis which adjusts reported net income (loss) to eliminate bankruptcy-related and unusual items on an after-tax basis in order to normalize its results of operations. Such analysis differs from the pro forma presentation set forth above which has been prepared in accordance with the requirements of the SEC's Regulation S-X. The following table presents a reconciliation of such Adjusted Net Income to pro forma net income.



                                                                                         YEAR ENDED
                                                                                     DECEMBER 31, 1995
                                                                                     ------------------
                                                                                      ($ IN MILLIONS)
    Adjusted Net Income (per Management's Discussion and Analysis of Financial
      Condition and Results of Operations).........................................        $153.3
    Adjustments (after-tax):
      Estimated loss on proposed sale of Columbia Development (1)..................         (54.8)
      To reflect interest expense with respect to new debt issued upon emergence and to eliminate interest expense on prepetition debt and interest income
        on accumulated cash included in Adjusted Net Income........................          (0.7)
      Other miscellaneous adjustments including adjustments to reflect the assumed adoption of SFAS No. 71 effective December 31, 1994 and the elimination of certain other adjustments in arriving at Adjusted Net Income such as
        environmental costs and employee relocation and severance costs............         (12.0)
                                                                                            -----
    Pro Forma Income before Preferred Stock Dividends and Extraordinary Item
      (adjusted for Emergence and SFAS No. 71).....................................        $ 85.8
                                                                                            =====
    Pro Forma Income before Preferred Stock Dividends and Extraordinary Item
      (adjusted for Emergence, SFAS No. 71 and Offerings)..........................        $ 78.0
                                                                                            =====


---------------

(1) This estimated loss, which was based on management's intent to sell Columbia Development, was recorded in the fourth quarter of 1995. On February 26, 1996 Columbia entered into an agreement to sell Columbia Development for approximately $200 million, subject to certain purchase price adjustments plus an overriding royalty on certain leasehold interests. The financial impact of the proposed sale cannot be determined until the adjustments to the purchase price are finalized.


See "Pro Forma Condensed Consolidated Income Statements."

                          COMMON STOCK DIVIDEND POLICY

     On February 21, 1996, Columbia declared a quarterly dividend of 15 cents per share with respect to the first quarter of 1996 payable on or about March 15, 1996 to holders of record on March 1, 1996. Accordingly, purchasers of Common Stock in the Offerings will not be entitled to such dividend. While Columbia currently intends to pay quarterly cash dividends on its outstanding shares of Common Stock, it does not intend to establish a target earnings payout ratio for its dividends. The determination of the amount of future cash dividends, if any, to be declared and paid by Columbia will depend upon, among other things, Columbia's financial condition, funds from operations, the level of its capital expenditures, future business prospects and investment opportunities, and other factors deemed relevant by the Board of Directors.

     Columbia did not pay dividends on its Common Stock during the pendency of its Chapter 11 bankruptcy proceedings.

                                USE OF PROCEEDS


     The net proceeds to Columbia from the Offerings are estimated to be $214.1 million ($246.2 million if the Underwriters' over-allotment options are exercised in full), after deducting underwriting discounts and commissions and other expenses payable by Columbia. Columbia plans to use the net proceeds from the Offerings to reduce amounts borrowed under the Credit Facility on February 26, 1996 to redeem the approximately $200 million liquidation value of the Series A-Preferred Stock and approximately $200 million liquidation value of the Series B-DECS, which were issued pursuant to Columbia's Third Amended Plan of Reorganization dated July 27, 1995. The interest rate on such borrowings was 6.40% at incurrence.


                          PRICE RANGE OF COMMON STOCK

     The Common Stock is traded on the NYSE under the ticker symbol "CG". High and low closing stock prices for the periods indicated are as follows:

                                                                         PRICE
                                                                    ----------------
                                                                    HIGH        LOW
                                                                    -----      -----
         1993
           1st Quarter............................................  $24        $18 1/4
           2nd Quarter............................................   25 3/8     20 5/8
           3rd Quarter............................................   27 3/8     21 1/4
           4th Quarter............................................   27 1/8     22 3/8
         1994
           1st Quarter............................................  $29 3/4    $21 7/8
           2nd Quarter............................................   30         25 3/8
           3rd Quarter............................................   28 3/4     26
           4th Quarter............................................   28 7/8     22 5/8
         1995
           1st Quarter............................................  $29 5/8    $23 1/4
           2nd Quarter............................................   32 5/8     29
           3rd Quarter............................................   39 1/4     31 3/8
           4th Quarter............................................   44         37
         1996
           1st Quarter (through February 21, 1996)................  $44 7/8    $42 1/4

     A recent last sale price of the Common Stock as reported on the NYSE is set forth on the cover page of this Prospectus Supplement.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of Columbia as of December 31, 1995 and as adjusted to give effect to the (i) issue and sale in the Offerings of 3,583,845 shares of authorized but unissued Common Stock and 1,416,155 shares of treasury stock using the last price per share of the Common Stock shown on the cover page hereof and (ii) the use of the net proceeds thereof and borrowings under the Credit Facility to finance the redemption of the Series A-Preferred Stock and Series B-DECS. The pro forma information is not necessarily indicative of the results that would have been reported had such events actually occurred on the dates specified, nor is it indicative of Columbia's future results.


                                                                                AS OF
                                                                          DECEMBER 31, 1995
                                                                      --------------------------
                                                                                    AS ADJUSTED
                                                                       ACTUAL      FOR OFFERINGS
                                                                      --------     -------------
                                                                           ($ IN MILLIONS)
Common Stock Equity
  Common stock, $10 par value, authorized 100,000,000 shares, outstanding 49,204,025 shares actual and 54,204,025 shares as
     adjusted for Offerings.........................................  $  506.2       $   542.0
  Additional paid in capital........................................     595.8           716.3
  Retained earnings.................................................      69.8            69.8
  Treasury stock....................................................     (57.8)             --
                                                                       -------         -------
Total Common Stock Equity...........................................   1,114.0         1,328.1
Preferred Stock.....................................................     399.9              --
Long-Term Debt, Excluding Current Maturities........................   2,004.5         2,004.5
                                                                       -------         -------
Total Capitalization................................................  $3,518.4       $ 3,332.6
                                                                       =======         =======
Short-Term Debt(1)..................................................  $  338.9       $   474.8
                                                                       =======         =======


---------------

(1) Short-term debt was increased by $350 million on February 26, 1996 to partially fund the redemption of the Series A-Preferred Stock and of the Series B-DECS. As adjusted for the Offerings, short-term debt is reduced by the estimated net proceeds of the Offerings of $214.1 million.

                                  THE COMPANY

GENERAL

     Columbia comprises one of the nation's largest integrated natural gas systems engaged in natural gas transmission and storage, natural gas distribution and exploration for and production of oil and natural gas. Columbia's pipeline system consists of approximately 54,500 miles of gathering, transmission and distribution pipelines and the nation's second largest network of natural gas storage fields having a working capacity of approximately 222 Bcf. Columbia is also engaged in related energy businesses, including the marketing of natural gas and other energy products, the generation of electricity and the distribution of propane.

     Columbia's natural gas transmission system extends from the offshore Gulf of Mexico to midwest, midatlantic and northeast markets and serves an area that accounts for approximately 21% of the nation's gas consumption. Within this market area, the transmission system holds an approximate 26% market share. Columbia's distribution system, which is one of the largest in the United States, serves almost 2.0 million customers in Ohio, Pennsylvania, Virginia, Kentucky and Maryland. Combined, this market area represents approximately 11% of the nation's gas consumption; and Columbia's distribution system accounts for approximately 25% of this market.

     Columbia and its principal pipeline subsidiary, Columbia Transmission, emerged from bankruptcy on November 28, 1995. During its reorganization proceedings, Columbia continued to invest substantial amounts of capital in its business segments. Columbia emerged from bankruptcy as a well capitalized, low-cost transporter of natural gas.


     Columbia is a registered public utility holding company under the Public Utility Holding Company Act of 1935 ("HCA"). Columbia has received the requisite approvals under the HCA for the Offerings, subject to a reservation of jurisdiction over the terms of the Common Stock.


NEW MANAGEMENT

     Oliver G. "Rick" Richard III joined Columbia on April 28, 1995 as Chairman, Chief Executive Officer and President. Prior to joining Columbia, Mr. Richard served as Chairman, Chief Executive Officer and President of New Jersey Resources Corporation ("NJR"). He joined NJR in 1991 after three years as President and Chief Executive Officer of Northern Natural Gas Company, the major pipeline subsidiary of Enron Corp. Prior to that Mr. Richard also served as Senior Vice President and, subsequently, Executive Vice President of Enron Gas Pipeline Group. Prior to that he was Vice President and General Counsel of Tenngasco, an unregulated gas trading subsidiary of Tenneco, Inc. From 1982 to 1985 Mr. Richard served as a Commissioner of the FERC where he was instrumental in promulgating initiatives aimed at increasing competition and efficiencies among federally regulated energy providers. From 1978 to 1981 he served as a legislative assistant for energy issues to the Honorable Bennett Johnston, U.S. Senator from Louisiana.

     In September 1995, Peter M. Schwolsky was appointed Senior Vice President and Chief Legal Officer of Columbia. He had previously been Executive Vice President for Law and Corporate Development for NJR. Other recent appointments include the election of Robert C. Skaggs, Jr., as President and Chief Executive Officer of Columbia Gas of Ohio, Inc. and Columbia Gas of Kentucky, Inc., and Catherine Good Abbott as Chief Executive Officer of Columbia Transmission and Columbia Gulf. Mr. Skaggs was previously Executive Vice President and Chief Financial Officer of Columbia's distribution subsidiaries. Ms. Abbott was a Principal at Gem Energy Consulting, Inc. ("Gem") and prior to that was a vice president at various business units within Enron Corp. Also from Gem, Stephen J. Harvey was recently appointed as the Vice President of Strategic Planning for Columbia Gas System Service Corporation, and Terrance L. McGill was elected President of Columbia Gulf. Prior to Gem, Mr. Harvey was President of NJR Energy, a subsidiary of NJR. Mr. McGill was previously a principal of Rykel Energy Advisors, Inc. and, prior to that, held an executive position with various Enron pipelines. W. Henry Harmon, the former

Treasurer and Controller of Columbia Natural Resources, Inc. ("CNR"), Columbia's Appalachian oil and gas exploration and production subsidiary, was selected as the new President of CNR and Columbia Coal Gasification Corporation ("Columbia Coal Gasification"). Dr. Michael J. Gluckman, formerly President of Paradigm Power, a subsidiary of NJR, was selected as the new Chief Executive Officer of TriStar Ventures Corporation ("TriStar Ventures").

BUSINESS STRATEGY

     Columbia's management is intent on developing a more agile, customer-focused organization which will utilize Columbia's core asset strengths, its expansive customer base and its knowledge and experience in the energy markets to remake Columbia into a "total energy company" -- a leading provider of energy and energy services. To achieve this goal, Columbia has developed the following strategic initiatives:


     Capitalize on Core Asset Strengths. Management intends to capitalize on its core asset strengths in order to compete more effectively in an increasingly competitive energy marketplace. Columbia will focus on and expand its core businesses, allocating approximately 90% of planned 1996 capital investment to the transmission and distribution segments. Consistent with this focus Columbia has announced a $400 million expansion of Columbia Transmission's storage and transportation systems which is expected to be substantially completed in the period from 1997 to 1999. Columbia's recent announcement to sell Columbia Development, its southwest exploration and production company which accounted for approximately 196 billion cubic feet equivalent ("Bcfe") of reserves at December 31, 1995 (approximately 24% of the Company's total reserves), is consistent with this new strategy, as management determined that the strategic value to Columbia of drilling for gas in the Southwest had diminished. In contrast, the reserves held by Columbia's Appalachian oil and gas subsidiary, CNR, have greater strategic value due to their location.


     Exploit Synergies. Unlike the structure of many of its peers, Columbia's distribution, storage and Appalachian oil and gas production operations form a grid connected from within by Columbia Transmission. Columbia intends to embark on a system-wide marketing strategy that will provide customers with unbundled gas supply and a variety of gathering, processing, transportation, storage, distribution and other energy delivery services. Columbia is also seeking to capitalize on the efficiencies of its integrated system through initiatives with regulators designed to promote rate structures that will reward Columbia's transmission and distribution segments for enhanced productivity and efficiency.

     Develop Nonregulated Energy Businesses. Columbia's extensive presence in the northeast, midatlantic and midwestern regions of the country provides significant opportunities to offer customers a wide variety of nonregulated energy-related products and services. Currently, Columbia Energy Services, Inc. ("CES"), Columbia's nonregulated marketing subsidiary, actively markets natural gas and a broad range of natural gas-related products and services. In order to expand the scope of energy services and products offered, Columbia has filed an application under the HCA seeking authority to offer a wide array of additional products and services to energy consumers. These nonregulated energy-related products and services would be offered by CES or another Columbia subsidiary to energy consumers within Columbia's wholesale and retail market area. In addition, Columbia has filed an application with the SEC under the HCA for authority to market all forms of energy. Columbia's gas marketing subsidiary already operates an electronic system for the trading of natural gas supplies and transportation-related services, The Fast Lane(TM), that could be expanded to allow instantaneous trading of any energy commodity. Columbia expects that the SEC will approve the concept of electricity marketing by natural gas registered holding company systems in the near future and that an appropriate order will be issued for Columbia on a timely basis. Columbia anticipates the expansion of energy-related and power marketing services over time so that ultimately Columbia will be able to provide its customers with one-stop shopping for all their energy needs.

     Streamline Organizational Structure. In February 1996, Columbia's transmission and distribution subsidiaries commenced a top-down review of their management structure and operations in an effort to streamline their organizational structure and improve customer service. The studies will examine all aspects of Columbia's operations including the appropriate configuration and location of its management. No decisions have been made as yet and it is premature to estimate the potential costs and/or savings, if any, which might result from implementation of any recommendations resulting from the studies. These studies parallel a similar effort involving the Columbia Gas System Service Corporation ("Service Corporation") which was previously initiated. The Company anticipates that changes in its organizational structure and operations will occur over a period of time. For example, the recently announced management changes at the distribution segment, providing for the president and chief executive officers to report directly to Mr. Richard are the beginning of an effort to flatten Columbia's organizational structure. Columbia also recently implemented various operational and maintenance cost reductions in CNR and believes that similar cost reductions are likely in other business segments.

     Implement CVA. Underpinning the Company's financial strategy is the recent application of a value added approach, CVA, to all of its businesses. CVA is a process, as well as a financial measure, that determines whether the anticipated return on a business activity or project exceeds its risk adjusted capital cost. The CVA process was initiated to encourage the Company's employees to think in terms of value enhancement. All material, discretionary capital expenditures will be subject to the CVA process. Columbia believes the effects of CVA are beginning to materialize, reflecting net planned investment reductions in a number of Columbia's business segments. This new management tool aided Columbia in its decisions to allocate capital to Columbia Transmission's planned expansion and to divest Columbia Development. CVA is also being employed in Columbia's strategic planning process, in measuring business segment performance and in setting management compensation levels.

     Maintain Financial Flexibility. As a result of its bankruptcy recapitalization, Columbia achieved one of the lowest average costs of debt in the natural gas industry (7.03%) with an average maturity of 14 years and, as of year-end 1995, had a 57% ratio of long-term debt to total capital. Columbia's debentures are currently rated Baa3/BBB/BBB by Moody's/S&P/Fitch, respectively. One of management's objectives is to improve the credit quality and debt ratings of Columbia over time, to better position the Company to take advantage of business opportunities as they arise. However, there can be no assurance that the Company will be successful at improving or maintaining its credit quality or debt ratings.

     Credit ratings accorded by the rating agencies are not recommendations to purchase, hold or sell any securities inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any credit rating will remain in effect for any given period of time or that any credit rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant.

OVERVIEW OF BUSINESS SEGMENTS

     Set forth below is an overview of the Company's business segments. For further information with respect to those segments, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Transmission

     Columbia's two interstate pipeline companies, Columbia Transmission and Columbia Gulf operate an approximately 23,200-mile pipeline network extending from the offshore Gulf of Mexico to midwest, midatlantic and northeast markets. In addition, Columbia Transmission operates one of the nation's largest underground natural gas storage systems. The transmission companies serve directly or indirectly approximately eight million customers in fifteen northeastern, midatlantic, midwestern, and southern states and the District of Columbia. On a combined basis, the transmission companies are one of the lowest cost transporters of gas to their market areas.

     Since November 1, 1993, following a fundamental restructuring of the gas industry that was brought about by new federal regulations, Columbia Transmission has eliminated its merchant function. It now provides an array of competitively priced natural gas transportation and storage services for local distribution companies and industrial and commercial customers who contract directly with producers or marketers for their gas supplies. Further, the transmission companies are pursuing rate structures that, in addition to the traditional cost-based mechanisms, would include financial incentives for enhanced productivity and efficiency.

     In addition to its normal capital spending, Columbia Transmission plans to invest about $400 million over a three-year period starting in 1997 to expand the capacity of its natural gas pipeline system to provide in excess of 500,000 thousand cubic feet per day ("Mcf/d") of additional firm storage and transportation services. As part of the expansion project, Columbia Transmission plans to enhance the performance of its storage operations by drilling new storage wells and improving the deliverability of existing storage wells. Also, Columbia Transmission plans to add, replace or upgrade an aggregate of approximately 300 miles of pipeline and install additional compression along its core pipeline system. In connection with the expansion, Columbia Transmission has signed 15-year service agreements with 23 customers, mostly gas distribution companies. As a result of the agreements, the transmission companies' current level of firm service entitlements will increase by about seven and one-half percent. Eighty-five percent of the new capacity will be for firm storage service; the remainder will be for transportation service. Customers receiving the additional services are located primarily in the midwest and midatlantic areas.

Distribution

     Columbia's five local distribution subsidiaries ("Distribution") provide natural gas service to almost 2.0 million residential, commercial and industrial customers in Ohio, Pennsylvania, Virginia, Kentucky and Maryland. Distribution purchases gas for and sells gas to high priority (mostly residential) customers and transports gas for certain industrial and commercial customers who purchase gas from other suppliers. More than 30,600 miles of Distribution's pipelines serve these major markets. In three of the last five years, the combined volume of sales and transportation deliveries to customers has exceeded 500 Bcf annually.

     Efforts by the electric industry to make inroads in the residential and small commercial markets are being countered by active marketing efforts that include new promotional approaches and innovative financing programs to encourage customers to choose natural gas-fueled appliances. Distribution is currently promoting the new "Triathlon" gas heat pump, the first commercial natural gas-fueled year-round climate control system. Additional opportunities for natural gas distribution have occurred due to the Clean Air Act Amendments of 1990 ("CAA-90") which require many electric power generating facilities to reduce emissions by installing expensive exhaust scrubbers or using cleaner burning fuels. Distribution is also promoting the use of environmentally friendly and cost-efficient natural gas cooling equipment by commercial and industrial customers.

     Columbia's distribution subsidiaries are supportive of initiatives providing for the separation or "unbundling" at the residential level of the charge for retail transportation services from the charge for the natural gas commodity. These initiatives seek to foster greater customer choice and competition for retail gas services. Unbundling has already occurred at the industrial and commercial customer levels throughout Distribution's market area. Distribution believes that complete unbundling will ultimately provide it and Columbia's non-regulated subsidiaries with opportunities to compete more effectively with other energy companies by providing tailored energy services to Columbia's customers.

     Distribution is pursuing a variety of incentive rate initiatives, some of which have already received regulatory approval. These initiatives include: (i) off-system sales and capacity release programs, where Distribution shares revenue with customers, (ii) supply management incentive programs designed to reward Distribution for purchasing gas at a cost lower than a specified market index, and (iii) weather normalization adjustments that are designed to alleviate the impact of unusual weather on customer bills.

Distribution also continues to support regulatory initiatives and pilot transportation programs that will permit small customers including residential to arrange their own purchases of natural gas for deliveries by Distribution.

Oil and Gas


     The Company's two E&P subsidiaries, CNR and Columbia Development, explore for, develop and produce oil and natural gas in the United States. In an effort to strategically focus its resources, Columbia recently announced its intent to sell Columbia Development, its southwest E&P subsidiary. The decision to sell this asset was based on management's determination that the strategic value to Columbia of drilling for oil and gas in the Southwest has diminished. Columbia Development accounted for approximately 196 Bcfe of proved oil and natural gas reserves at December 31, 1995 (approximately 24% of the Company's total reserves). On February 26, 1996 Columbia announced that it had entered into an agreement for the sale of Columbia Development to Hunt Petroleum Corporation for approximately $200 million subject to certain price adjustments plus an overriding royalty interest in certain oil and gas leases.


     Columbia currently plans to retain its larger and more strategically located Appalachian oil and gas subsidiary, CNR, which is closer to Columbia's customer base and market area. As of December 31, 1995, CNR held interests in more than 2.2 million net acres of gas and oil leases and had proved oil and gas reserves in excess of 609 Bcfe.

Other Energy

     CES, Columbia's nonregulated natural gas marketing company, provides an array of supply and fuel management services to distribution companies, independent power producers and other large end users both on and off Columbia's transmission and distribution pipeline systems. CES opened the Columbia Energy Market Center in 1994 to provide one-stop shopping for natural gas supply and transportation-related services to help customers better manage their energy costs. In 1995, CES added electronic trading to its list of services, making real-time trading of natural gas supplies and pipeline capacity easier and more efficient.

     TriStar Ventures is involved in four cogeneration projects that produce both electricity and thermal energy. Three of these projects are fueled principally by natural gas. TriStar Ventures holds various interests in these facilities that have a total capacity of nearly 300 megawatts.

     Columbia Propane Corporation and Commonwealth Propane, Inc., sell propane at wholesale and retail to approximately 74,300 customers in eight states.

     Columbia Coal Gasification leases in excess of 500 million tons of coal reserves in the Appalachian area, much of which contains less than 1% sulfur. Approximately 50% of these reserves are sublet to other companies for development.

     Columbia LNG Corporation ("Columbia LNG") is a partner with Potomac Electric Power Company in the Cove Point LNG Limited Partnership ("Cove Point LNG") which recently began commercial operation of one of the largest natural gas peaking and storage facilities in the United States at its Cove Point, Maryland LNG facility (the "Cove Point LNG facility"). The facility enables liquified natural gas ("LNG") to be stored until needed for the winter peak-day requirements of utilities and other large gas users. The facility has the capacity to liquefy natural gas at a rate of 15,000 Mcf of natural gas per day.

               PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENTS
                          YEAR ENDED DECEMBER 31, 1995

     The table below sets forth actual and pro forma condensed consolidated income statements of Columbia for the year ended December 31, 1995. The pro forma adjustments give effect to the Offerings, Columbia's emergence from bankruptcy and certain other items as if they had occurred at the end of 1994, by (i) for emergence and SFAS No. 71, the elimination of emergence and other bankruptcy related items, the inclusion of interest expense related to the long-term and short-term debt issued upon emergence and the reflection of the reapplication of SFAS No. 71 by Columbia Transmission and Columbia Gulf and (ii) for emergence, SFAS No. 71 and the Offerings, the reflection of the preceding factors, the reflection of the assumed receipt of the $214.1 million in net proceeds of the Offerings and the incurrence of $185.8 million of short-term indebtedness under the Credit Facility to redeem the Series A-Preferred Stock and the Series B-DECS issued upon emergence. The pro forma adjustments also give effect to certain other transactions described in the accompanying notes.

     The pro forma financial information does not purport to be indicative of the actual financial position as it will finally be recorded, or the results of operations which would actually have been reported if the transactions had occurred on the dates or for the periods indicated, or which may be reported in the future. The pro forma financial information should be read in conjunction with the separate historical consolidated financial statements and the related notes to such financial statements of Columbia, incorporated by reference in the accompanying Prospectus.

                                                                 ADJUSTMENTS                             TOTAL
                                             ----------------------------------------------------   ADJUSTMENTS FOR   PRO FORMA FOR
                                              NOTE     NOTE    NOTE     NOTE      NOTE      NOTE     EMERGENCE AND    EMERGENCE AND
                                   ACTUAL     (A)      (B)      (C)      (D)       (E)      (F)       SFAS NO. 71      SFAS NO. 71
                                  --------   ------   ------   -----   -------   -------   ------   ---------------   -------------
                                  ($ IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Operating Revenues..............  $2,635.2   $ (7.6)  $   --   $  --   $    --   $    --   $   --       $  (7.6)        $ 2,627.6
Operating Expenses..............   2,245.0     (1.2)    21.2     1.3        --        --       --          21.3           2,266.3
                                   -------    -----    -----    ----    ------    ------    -----         -----            ------
Operating Income (Loss).........     390.2     (6.4)   (21.2)   (1.3)       --        --       --         (28.9)            361.3
Interest income and other,
  net...........................     (58.2)     0.6       --      --        --        --       --           0.6             (57.6)
Interest expense and related
  charges.......................    (988.4)   956.0       --     9.1    (151.1)       --       --         814.0            (174.4)
Reorganization items, net.......      13.4    (13.4)      --      --        --        --       --         (13.4)               --
                                   -------    -----    -----    ----    ------    ------    -----         -----            ------
Income (Loss) before Income
  Taxes and Extraordinary
  Item..........................    (643.0)   936.8    (21.2)    7.8    (151.1)       --       --         772.3             129.3
Income taxes....................    (210.7)      --     (9.9)     --        --     264.1       --         254.2              43.5
                                   -------    -----    -----    ----    ------    ------    -----         -----            ------
Income (Loss) before Preferred
  Stock Dividends and
  Extraordinary Item............    (432.3)   936.8    (11.3)    7.8    (151.1)   (264.1)      --         518.1              85.8
Preferred Stock Dividends.......        --       --       --      --        --        --     26.2          26.2              26.2
                                   -------    -----    -----    ----    ------    ------    -----         -----            ------
Income (Loss) before
  Extraordinary Item............  $ (432.3)  $936.8   $(11.3)  $ 7.8   $(151.1)  $(264.1)  $(26.2)      $ 491.9         $    59.6
                                   =======    =====    =====    ====    ======    ======    =====         =====            ======
Earnings (Loss) Per Share of
  Common Stock before
  Extraordinary Item............  $  (8.57)
Average Common Shares
  Outstanding (thousands).......    50,468

                                                     PRO FORMA
                                   ADJUSTMENTS     FOR EMERGENCE,
                                  FOR OFFERINGS     SFAS NO. 71
                                     NOTE(G)       AND OFFERINGS
                                  -------------    --------------

Operating Revenues..............     $    --          $2,627.6
Operating Expenses..............          --           2,266.3
                                       -----            ------
Operating Income (Loss).........          --             361.3
Interest income and other,
  net...........................          --             (57.6)
Interest expense and related
  charges.......................       (12.0)           (186.4)
Reorganization items, net.......          --                --
                                       -----            ------
Income (Loss) before Income
  Taxes and Extraordinary
  Item..........................       (12.0)            117.3
Income taxes....................        (4.2)             39.3
                                       -----            ------
Income (Loss) before Preferred
  Stock Dividends and
  Extraordinary Item............        (7.8)             78.0
Preferred Stock Dividends.......       (26.2)               --
                                       -----            ------
Income (Loss) before
  Extraordinary Item............     $  18.4          $   78.0
                                       =====            ======
Earnings (Loss) Per Share of
  Common Stock before
  Extraordinary Item............                      $   1.44(H)
Average Common Shares
  Outstanding (thousands).......                        54,052

(A) To eliminate the impact of non-recurring adjustments recorded at bankruptcy emergence. The major adjustment was to eliminate approximately four and one-half years of interest expense on debt all recorded at bankruptcy emergence. An additional adjustment eliminates "Reorganization items, net", including interest on accumulated cash, professional fees and other reorganization items. Also adjusted was the impact of certain regulatory matters, including court cases and rate case issues, the settlement of which was finalized concurrent with bankruptcy emergence. The regulatory items impacted operating revenues and expenses.

(B) To reflect the reapplication of SFAS No. 71 as if it was reapplied by Columbia Transmission and Columbia Gulf effective December 31, 1994.

(C) To reflect the capitalization of $9.1 million of Allowance for Funds Used During Construction ("AFUDC") and Interest During Construction ("IDC") and the corresponding $1.3 million increase in depreciation expense during the period. AFUDC and IDC were not recorded during the bankruptcy as no interest expense was recorded during this period.

(D) To reflect the effect of the interest expense on the new long-term and short-term debt incurred in connection with emergence from bankruptcy. This represents the addition of 11 months of interest expense, since one month is reflected in 1995 actual results. The principal balances, interest rates, and incremental interest expenses are as follows:

                                                                             INCREMENTAL
                                                               PRINCIPAL      INTEREST
                                                               ---------     -----------
                                                                    ($ IN MILLIONS)
        Long-term debt:
          6.39% Debentures series due November 2000..........  $   311.0       $  18.2
          6.61% Debentures series due November 2002..........      281.5          17.0
          6.80% Debentures series due November 2005..........      281.5          17.5
          7.05% Debentures series due November 2007..........      281.5          18.2
          7.32% Debentures series due November 2010..........      281.5          18.9
          7.42% Debentures series due November 2015..........      281.5          19.2
          7.62% Debentures series due November 2020..........      281.5          19.7
                                                                 -------         -----
          Total long-term debt...............................  $ 2,000.0       $ 128.7
          Short-term debt @ 6.46%............................      370.0          21.9
          Amortization of deferred debt expense..............                      0.5
                                                                                 -----
          Total interest expense.............................                  $ 151.1
                                                                                 =====

(E) To reflect the income tax effect of the adjustments listed previously.

(F) To reflect the dividend requirements on the Series A-Preferred Stock and Series B-DECS issued in connection with the emergence from Chapter 11 as detailed below:

                                                                            ANNUALIZED
                                                                 AMOUNT      DIVIDEND
                                                                 ------     ----------
                                                                    ($ IN MILLIONS)
        7.89% Series A-Preferred Stock.........................  $200.0       $ 15.8
        5.22% Series B-DECS....................................   199.9         10.4
                                                                  -----         ----
                  Total........................................  $399.9       $ 26.2
                                                                  =====         ====

(G) To reflect the net proceeds received from the Offerings and the use of $185.8 million of short-term debt at a rate of 6.46% to retire the Series A-Preferred Stock and Series B-DECS. This transaction results in an increase of interest expense of $12.0 million and the elimination of $26.2 million of dividends.

(H) Pro forma earnings per common share are based on the average number of common and common equivalent shares outstanding for the period and are computed after giving effect to treasury shares held of 1,416,155 and the issuance of 5,000,000 shares of common stock and the redemption of the Series A-Preferred Stock and Series B-DECS.

                          CONSOLIDATED FINANCIAL DATA

     The selected historical consolidated financial data of Columbia shown below for years ended and as of December 31 have been derived from Columbia's audited consolidated financial statements. This information should be read in conjunction with the consolidated financial statements of Columbia and related notes included in Columbia's 1995 Annual Report on Form 10-K incorporated by reference in the accompanying Prospectus and Management's Discussion and Analysis of Financial Condition and Results of Operations and Pro Forma Condensed Consolidated Income Statements contained elsewhere in this Prospectus Supplement.

                                                                 YEAR ENDED DECEMBER 31
                                                           -----------------------------------
                                                            1995(1)        1994         1993
                                                           ---------     --------     --------
                                                                 ($ IN MILLIONS, EXCEPT
                                                                   PER SHARE AMOUNTS)
OPERATING REVENUES
  Gas sales..............................................  $ 1,929.0     $2,031.3     $2,574.3
  Transportation.........................................      487.7        505.7        518.4
  Other..................................................      218.5        210.1        221.1
                                                              ------        -----        -----
          Total Operating Revenues.......................    2,635.2      2,747.1      3,313.8
                                                              ------        -----        -----
OPERATING EXPENSES
  Products purchased.....................................      820.6        984.2      1,577.7
  Operation..............................................      826.7        774.4        702.3
  Maintenance............................................      116.6        133.7        165.5
  Depreciation and depletion.............................      270.0        261.7        239.8
  Other..................................................      211.1        209.0        255.5
                                                              ------        -----        -----
          Total Operating Expenses.......................    2,245.0      2,363.0      2,940.8
                                                              ------        -----        -----
OPERATING INCOME.........................................      390.2        384.1        373.0
OTHER INCOME (DEDUCTIONS)
  Interest income and other, net.........................      (58.2)        35.2          7.7
  Interest expense and related charges(2)................     (988.4)       (14.8)      (101.5)
  Reorganization items, net..............................       13.4        (12.3)         8.9
                                                              ------        -----        -----
          Total Other Income (Deductions)................   (1,033.2)         8.1        (84.9)
INCOME (LOSS) BEFORE INCOME TAXES, EXTRAORDINARY ITEM AND
  CUMULATIVE EFFECT OF ACCOUNTING CHANGE.................     (643.0)       392.2        288.1
  Income taxes...........................................     (210.7)       146.0        135.9
                                                              ------        -----        -----
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM AND CUMULATIVE
  EFFECT OF ACCOUNTING CHANGE............................     (432.3)       246.2        152.2
  Extraordinary item.....................................       71.6           --           --
  Cumulative effect of change in accounting for
     postemployment benefits.............................         --         (5.6)          --
                                                              ------        -----        -----
NET INCOME (LOSS)........................................  $  (360.7)    $  240.6     $  152.2
                                                              ======        =====        =====
EARNINGS (LOSS) PER SHARE OF COMMON STOCK:
  Before extraordinary item and accounting change........  $   (8.57)    $   4.87     $   3.01
  Extraordinary item.....................................       1.42           --           --
  Change in accounting for postemployment benefits.......         --        (0.11)          --
                                                              ------        -----        -----
Earnings (Loss) on Common Stock..........................  $   (7.15)    $   4.76     $   3.01
                                                              ======        =====        =====
AVERAGE COMMON SHARES OUTSTANDING (thousands)............     50,468       50,560       50,559

---------------
(1) The financial data for the year ended and as of December 31, 1995 reflect the reapplication of SFAS No. 71 by Columbia Transmission and Columbia Gulf effective December 1, 1995. As a result of reapplying SFAS No. 71, an extraordinary gain of $71.6 million was recorded in 1995.

(2) Due to the bankruptcy filings, interest expense of approximately $230 million and $210 million was not recorded for 1994 and 1993, respectively. Interest expense of $982.9 million, including write-off of unamortized discounts on debentures, was recorded in the fourth quarter of 1995.

     The tables set forth below provide information concerning Columbia's business segments. Revenues include intersegment sales to affiliated subsidiaries, which are eliminated when consolidated. Affiliated sales are recognized on the basis of prevailing market or regulated prices. Operating income is derived from revenues and expenses directly associated with each segment.

                                                                  YEAR ENDED DECEMBER 31
                                                            ----------------------------------
                                                              1995         1994         1993
                                                            --------     --------     --------
                                                                     ($ IN MILLIONS)
OPERATING REVENUES
  Transmission............................................  $  756.7     $  758.7     $1,698.7
  Distribution............................................   1,783.1      1,830.7      1,830.7
  Oil and Gas.............................................     180.6        205.3        222.2
  Other Energy............................................     389.4        371.5        307.8
  Adjustments and Eliminations............................    (474.6)      (419.1)      (745.6)
                                                             -------      -------      -------
  CONSOLIDATED............................................  $2,635.2     $2,747.1     $3,313.8
                                                             =======      =======      =======
OPERATING INCOME (LOSS)
  Transmission............................................  $  214.1     $  209.7     $  176.9
  Distribution............................................     163.6        128.3        146.4
  Oil and Gas.............................................       3.7         30.6         53.6
  Other Energy............................................      19.3         24.1          3.1
  Corporate...............................................     (10.5)        (8.6)        (7.0)
                                                             -------      -------      -------
  CONSOLIDATED............................................  $  390.2     $  384.1     $  373.0
                                                             =======      =======      =======
CAPITAL EXPENDITURES
  Transmission............................................  $  169.1     $  179.1     $  137.2
  Distribution............................................     151.8        151.4        117.8
  Oil and Gas.............................................      86.8        101.6         95.1
  Other Energy............................................      14.1         15.1         11.2
                                                             -------      -------      -------
  CONSOLIDATED............................................  $  421.8     $  447.2     $  361.3
                                                             =======      =======      =======
DEPRECIATION & DEPLETION
  Transmission............................................  $  103.8     $  103.9     $   97.8
  Distribution............................................      70.9         64.5         62.3
  Oil and Gas.............................................      86.9         86.2         73.8
  Other Energy............................................       7.9          7.1          5.9
  Adjustments and Eliminations............................       0.5           --           --
                                                             -------      -------      -------
  CONSOLIDATED............................................  $  270.0     $  261.7     $  239.8
                                                             =======      =======      =======

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

                              CONSOLIDATED REVIEW

Net Income (Loss)

     After adjusting for items related to emergence from bankruptcy in November 1995 and other bankruptcy-related and unusual items, as listed below, Columbia had net income for 1995 of $153.3 million, a decrease of $11.6 million from the prior year. This decrease was largely due to higher operating costs for Columbia Transmission that are not being recovered in current rates, higher interest expense, lower prices received for natural gas produced and reduced oil and gas production volumes. These factors more than offset the beneficial effect of higher rates and increased transportation deliveries for the distribution subsidiaries. For 1995 on an unadjusted basis, Columbia reported a net loss of $360.7 million, or $7.15 per share, versus net income of $240.6 million, or $4.76 per share in the prior year. The decrease was primarily caused by the $676 million after-tax effect of bankruptcy-related charges.

                      BANKRUPTCY-RELATED AND UNUSUAL ITEMS
                         AFTER-TAX EFFECT ON NET INCOME

                                                                          YEAR ENDED
                                                                         DECEMBER 31
                                                                      ------------------
                                                                       1995        1994
                                                                      -------     ------
                                                                      ($ IN MILLIONS)
      Reported Net Income (Loss)....................................  $(360.7)    $240.6
      Less:
      Bankruptcy related items
         - Interest and customer settlements........................   (649.4)     (22.8)
         - Estimated interest costs not recorded on prepetition debt
           prior to emergence.......................................    158.0      149.2
         - Professional fees and related expenses...................    (26.8)     (30.1)
         - Producer claim adjustment................................       --      (35.4)
      Reapplication of SFAS No. 71 for transmission subsidiaries....     71.6         --
      Estimated loss on the proposed sale of the southwest oil and
         gas subsidiary.............................................    (54.8)        --
      Transmission regulatory items.................................       --       28.0
      IRS settlement................................................       --       10.3
      Miscellaneous unusual items...................................    (12.6)     (23.5)
                                                                      -------     ------
              Total adjustments.....................................   (514.0)      75.7
                                                                      -------     ------
      Net Income after adjusting for bankruptcy and unusual items...  $ 153.3     $164.9
                                                                      =======     ======

Revenues

     For 1995, operating revenues of $2,635.2 million were down $111.9 million from the prior year due to lower natural gas prices that reduced that portion of the sales rate that recovers the cost of gas for the distribution segment and decreased the price received for gas produced by the oil and gas segment. Mitigating these decreases were higher operating revenues related to additional retail sales volumes and higher rates in effect for the non-gas portion of the sales rate for the distribution segment resulting from recent regulatory settlements which provided $56.3 million higher revenues in 1995. Also improving the current period was $12.2 million of exit fee payments received by Columbia Gulf and $10.3 million of surcharges that were offset in expense and had no effect on operating income. Revenues in 1994 were reduced $35 million for a customer settlement reserve addition partially offset by $22.1 million of revenues Columbia Transmission recorded because its average cost of gas from an earlier period met certain competitive tests as well as higher revenues in 1994 for the recovery of certain transportation costs.

     Operating revenues for 1994 decreased $566.7 million, to $2,747.1 million from 1993 primarily due to the elimination of Columbia Transmission's merchant function in November 1993 under FERC Order No. 636 ("Order 636"). The reduced revenues also reflected pipeline exit fees of $130 million recorded in 1993 that were offset in products purchased expense and had no effect on income. Also contributing to lower revenues in 1994 was the customer settlement reserve addition mentioned above, warmer weather for the distribution segment and the effect of lower prices and reduced gas production. Improving revenues was the $22.1 million increase for Columbia Transmission's recovery of prior period gas costs, discussed previously.

Expenses

     Operating expenses of $2,245 million for 1995 decreased $118 million from the prior year. Product purchases were down $163.6 million due to lower gas prices that reduced the cost of gas purchased for resale offset by additional purchases necessary to meet increased sales requirements. Operation and maintenance expense increased $35.2 million in 1995. Partially offsetting this increase was the effect of a $19.1 million environmental reserve addition in 1994. Increasing current period expenses was $8.3 million higher depreciation and depletion expense primarily reflecting additional plant in service. Depletion expense for 1995 was essentially unchanged from 1994 as the impact on depletion expense from lower depletable revenues, caused by lower natural gas prices and reduced production, was offset by a higher depletion rate. Also included in operating expense was $10.3 million of expense that was offset by revenue surcharges and had no effect on operating income, as mentioned above.

     In 1994, operating expenses of $2,363 million were $577.8 million lower than 1993 primarily reflecting a $593.5 million reduction for products purchased due to the elimination of Columbia Transmission's merchant function and the 1993 expense associated with pipeline exit fees, mentioned above. The total expense for 1994 was also lower by comparison due to the effect of certain 1993 items; namely a $57.5 million writedown for Columbia's investment in Columbia LNG and environmental accruals of $66.8 million. The effect of these items was more than offset by a $140 million increase in operating and maintenance expense, depreciation expense and other taxes in 1994.

Other Income (Deductions)

                                                              YEAR ENDED DECEMBER 31
                                                         --------------------------------
                                                           1995         1994       1993
                                                         ---------     ------     -------
                                                                 ($ IN MILLIONS)
    Interest income and other, net.....................  $   (58.2)    $ 35.2     $   7.7
    Interest expense and related charges...............     (988.4)     (14.8)     (101.5)
    Reorganization items, net..........................       13.4      (12.3)        8.9
                                                         ---------     ------     -------
              Total Other Income (Deductions)..........  $(1,033.2)    $  8.1     $ (84.9)
                                                         =========     ======     =======

     Other Income (Deductions) reduced income $1,033.2 million in 1995, whereas in 1994 income was improved $8.1 million. Interest expense and related charges for 1995 was $973.6 million higher than the prior year due primarily to recording at emergence approximately $982 million of bankruptcy-related interest costs on prepetition debt obligations. In 1994, a reserve reduction in interest charges of $15.8 million was recorded for an Internal Revenue Service ("IRS") settlement, largely offset by $14.7 million of interest expense based on an initial interpretation of the claims mediator's report on producer claims against Columbia Transmission. The remaining decrease in interest expense primarily reflects other emergence adjustments partially offset by higher interest costs on contingent taxes and rate refunds. Included in the $93.4 million decrease for Interest income and other, net was $77.8 million in 1995 for the estimated loss on the proposed sale of Columbia Development and an income improvement in 1994 for a $21 million reserve reversal for carrying charges on exchange gas. Reorganization items, net increased $25.7 million over 1994 due to $40 million recorded in 1994 for the principal portion of the producer claim reserve, mentioned previously, and $30.1 million higher interest earned in 1995 on cash accumulated during the Chapter 11 proceedings. Tempering these improvements were $44 million for bankruptcy-related emergence adjustments and additional expense for professional fees and related charges.

     Other Income (Deductions) increased income in 1994 by $8.1 million compared to a decrease to income of $84.9 million in 1993. The $86.7 million change in Interest expense and related charges primarily reflected $74.5 million of interest expense recorded in 1993 for the IRS settlement and the subsequent $15.8 million reduction in this reserve in 1994. The $14.7 million of interest expense associated with the producer claims also contributed to the change. Interest income and other, net increased $27.5 million between 1994 and 1993 primarily for the $21 million reserve adjustment recorded in 1994 for carrying charges, mentioned previously, as well as a $5.4 million reduction to income in 1993 for a pipeline partnership reserve. The 1994 reserve for producer claims of $40 million and higher professional fees and related charges led to the $21.2 million higher expense for Reorganization items, net that was only partially offset by increased interest earned on accumulated cash.

Income Taxes

     Income tax expense in 1995 decreased $356.7 million when compared to the prior year and increased $10.1 million when comparing 1994 to the year earlier. These changes were caused principally by changes in pre-tax book income.

Extraordinary Items

     Columbia recorded an extraordinary after-tax gain of $71.6 million for the cumulative adjustment for reapplication of SFAS No. 71 for Columbia Transmission and Columbia Gulf. The impact of the reapplication results in the recognition of regulatory assets for certain costs previously expensed which are expected to be recovered in rates, mainly environmental and postemployment benefit costs, and recording revenues and expenses in a manner to reflect the ratemaking process. Management believes that cost of service rate concepts will continue to be applicable to Columbia's FERC-regulated transmission subsidiaries for the foreseeable future.

                        LIQUIDITY AND CAPITAL RESOURCES

Cash From Operations

     Cash paid to producers and creditors on emergence from bankruptcy resulted in a deficit of $807.4 million in net cash from operations for 1995. Included in cash from operations, was approximately $1.45 billion of cash paid on emergence to satisfy claims against Columbia and Columbia Transmission. After adjusting for emergence payments, net cash from operations was $73.1 million higher than 1994 primarily reflecting a 1994 payment for Order 500/528 ("Order 500") refunds to nonaffiliated customers of $84.6 million, higher rates in effect for the distribution segment and increased throughput. Over-recovery of gas costs in 1994 for the distribution segment and lower prices received for oil and gas production in 1995 partially offset this improvement as well as the effect in both periods of supplier refunds and payments made by Columbia Transmission.

     In 1994 net cash from operations of $572.8 million decreased $277.6 million from the year earlier. The decrease was largely due to the 1994 Order 500 refunds made by Columbia Transmission, mentioned above, exit fee payments made in 1994, lower oil and gas prices and gas production, and warmer weather in late 1994. Cash from operations was higher in 1993 due to refunds received from certain pipelines and the sale of Columbia Transmission's gas in underground storage, resulting from the elimination of the merchant function.

     A significant portion of Columbia's operations are subject to seasonal fluctuations in cash flow. During the heating season, which is essentially from November through March, cash receipts from sales and transportation services typically exceed cash requirements. Conversely during the remainder of the year this excess cash, together with external financing as needed, is typically used to purchase gas to place in storage for heating season deliveries, make capital improvements in plant, perform necessary maintenance of the facilities and expand service into new areas.

Financing Activities


     Prior to the emergence date, Columbia and its subsidiaries satisfied their liquidity requirements through internally generated funds, since payments were not made on Columbia's outstanding indebtedness. Columbia and Columbia Transmission each maintained a debtor-in-possession facility of up to $25 million strictly for the issuance of letters of credit. Upon emergence from bankruptcy, Columbia issued $2 billion of debentures and approximately $200 million each of Series B-DECS and Series A-Preferred Stock to holders of Columbia's pre-bankruptcy debt securities. The $2.4 billion distribution of securities, bank borrowings under the Credit Facility as discussed below, and cash on hand were used to settle claims in accordance with approved plans of reorganization. Maturities of the new debentures range from 5 to 30 years with an average cost of approximately 7.03%. On February 26, 1996, Columbia redeemed the Series B-DECS and Series A-Preferred Stock. Temporary funding for the redemption is being provided by borrowings under the Credit Facility. Also on February 26, 1996 Columbia announced that it had entered into an agreement for the sale of Columbia Development for approximately $200 million subject to certain purchase price adjustments plus an overriding royalty interest in certain oil and gas leases. This agreement is subject to customary conditions to closing, but the transaction is expected to close in April 1996. The expected proceeds received from the sale of Columbia Development to Hunt Petroleum Corporation and from the Offerings will reduce indebtedness incurred under the Credit Facility. In addition, Columbia will file a net operating loss carryback claim in the second quarter of 1996 to recover approximately $270 million of income tax from the IRS. This claim, net of other adjustments and liabilities owing to the IRS, is expected to provide a cash refund to Columbia of approximately $225 million.



     Columbia maintains the five-year Credit Facility totaling $1 billion. Scheduled quarterly reductions of $25 million of the committed amount start December 31, 1997 and will reduce the Credit Facility to $700 million by September 30, 2000. The Credit Facility provides for the issuance of up to $100 million of letters of credit. As of December 31, 1995, Columbia had $339 million of borrowings and $59 million of letters of credit outstanding under the Credit Facility. Borrowings under the Credit Facility were increased to approximately $650 million in order to effect the above-mentioned redemption of the Series B-DECS and Series A-Preferred Stock.


     On November 22, 1995, Columbia filed a shelf registration with the SEC requesting authorization to issue up to $1 billion in aggregate of debentures, common stock or preferred stock in one or more series. In February 1996, Columbia announced its intention to use a combination of treasury stock and the issuance of new common stock, totaling approximately 5 million shares of common stock (excluding the Underwriters' over-allotment options), yielding net proceeds of approximately $214.1 million, for the purpose of reducing the borrowings incurred under the Credit Facility for the redemption of Series B-DECS and Series A-Preferred Stock. Columbia believes that future ongoing cash requirements will be met with internally generated funds, amounts available under the Credit Facility and additional potential drawdowns under the shelf registration, although only the common stock sale discussed above is currently planned.

Capital Expenditures

     The table below reflects actual capital expenditures by segment for 1994 and 1995 and an estimate for 1996.

                                                                          YEAR ENDED
                                                                         DECEMBER 31
                                                                      ------------------
                                                                      1996   1995   1994
                                                                      ----   ----   ----
                                                                       ($ IN MILLIONS)
    Transmission....................................................  $133   $169   $179
    Distribution....................................................   160    152    151
    Oil and Gas.....................................................    21     87    102
    Other Energy....................................................    13     14     15
                                                                      ----   ----   ----
              Total.................................................  $327   $422   $447
                                                                      ====   ====   ====

     For 1995 Columbia's capital expenditures were $422 million, a decrease of $25 million from 1994. The largest portion of the transmission subsidiaries' investments was made to assure the safety and reliability of the pipelines. Distribution's program included investments to extend service to new areas and develop future markets, as well as expenditures required to ensure safe and reliable service and improved service where warranted. The capital expenditures for the oil and gas segment decreased $15 million from the 1994 level reflecting curtailments due in large part to depressed energy prices.

     Capital expenditures for 1996 are expected to decrease $95 million to $327 million. This reflects $66 million of lower expenditures for the oil and gas segment as a result of the proposed sale in 1996 of Columbia Development and reduced exploration in the Appalachian area. Ongoing replacement and upgrading of the distribution and pipeline facilities of approximately $175 million will represent the largest portion of the 1996 program. Columbia Transmission also anticipates expenditures of approximately $9 million in 1996 for its expansion project.

Streamlining of Organization

     Columbia is in the process of a top down review of its management structure and operations to streamline the organization structure and improve customer service. Columbia is considering various options including cost reduction initiatives and the configuration of and location of its management. No decisions have been made as yet and it is too early to estimate possible costs or potential savings which might result from the review.

                            TRANSMISSION OPERATIONS

Marketing Initiatives


     Early in 1995, Columbia Transmission announced plans to expand its pipeline and storage capacity to serve the increasing needs of customers in its eastern market area. Columbia Transmission has signed 15-year agreements with 23 customers for approximately 500,000 Mcf/d of additional firm service to be phased in over a three-year period commencing November 1, 1997. Approximately 82% of the increased firm agreements are for storage service and related transportation from storage to customers during the winter periods. The company made a filing with the FERC in February 1996 seeking authorization for this project. This additional capacity, once fully phased in, is projected to increase total firm service for the transmission segment by approximately 7.5%. The cost to construct the facilities is estimated at approximately $400 million. Other significant marketing developments during 1995 include:


     - Columbia Gulf began transporting approximately 10,000 Mcf/d to a natural gas distribution company near Nashville, Tennessee in November 1995.

     - Columbia Transmission filed for FERC authorization to provide approximately 23,000 Mcf/d of firm transportation service to a cogeneration facility in Brandywine, Maryland. Approval is expected in March 1996 and service is anticipated to commence in the fall of 1996.

     - In November 1995, Columbia Transmission initiated 3,100 Mcf/d of firm transportation service to a plant in Covington, Virginia, and approximately 500 Mcf/d to a facility in Alderson, West Virginia.

     - Columbia Transmission constructed additional facilities at its Chesapeake, Virginia, LNG facility to provide an additional 33,650 Mcf/d of peak deliveries commencing November 1, 1995.

Capital Expenditure Program

     The transmission segment's 1995 capital expenditure program of approximately $169 million and anticipated 1996 capital expenditures of $133 million, which includes $9 million for the major expansion project mentioned above, reflect the segment's continued commitment to maintaining its competitive position by modernizing and upgrading facilities. The commitment will contribute to a safe, reliable and efficient pipeline system, which conforms to all pipeline safety regulations. Total expenditures in this area are expected to approximate $125 million a year.

Regulatory Matters

     Customer Settlement. Incorporated in the plan of reorganization ("Plan") for Columbia Transmission was a settlement by Columbia Transmission and Columbia Gulf with firm customers, state regulatory agencies and consumer groups ("Customer Settlement") that resolved virtually all outstanding Order 636 transition costs and rate and bankruptcy related matters that were pending before the FERC. The FERC approved the settlement on June 15, 1995 and it was implemented upon Columbia Transmission's emergence from bankruptcy. Generally, the settlement defined Columbia Transmission's and Columbia Gulf's refund obligations to their customers in certain pending regulatory proceedings and established Columbia Transmission's ability to recover certain costs associated with the restructuring of its services under Order 636. The Customer Settlement provided for payment to Columbia Transmission's customers of an estimated $170 million in refunds and recovery of $250 million in costs from Columbia Transmission's customers. The refunds paid under the Customer Settlement resolved all issues relating to the flowthrough of customer refunds involved in the bankruptcy reorganization, Columbia Transmission's collection of gas purchase costs, its own Order 500 costs and gas inventory charges, Columbia Transmission's ability to flowthrough upstream Order 500 amounts, including a settlement regarding the Baltimore Gas & Electric vs. FERC litigation, implementation of a previous rate case settlement of Columbia Transmission and Columbia Gulf, and Columbia Transmission's collection of payments made to terminate contracts with certain upstream pipelines.

     Upstream Pipeline Contracts. In early 1995, Columbia Transmission made its annual filing with the FERC to recover costs it continues to incur under transportation contracts with upstream pipelines. The filing provided for recovery of costs that Columbia Transmission projected it would incur under contracts it continues to utilize in system operations, costs associated with contracts for which exit fees had not yet been implemented, and continued amortization of exit fees paid to an upstream pipeline. In addition, the filing proposed to implement a surcharge to recover an undercollection of transportation costs incurred during 1994. This underrecovery related, in part, to $39 million paid by Columbia Transmission to Columbia Gulf under the provisions of the cost-of-service contract between the two companies for the period through October 31, 1994, the date on which the agreement was terminated. Various parties protested Columbia Transmission's filing and challenged, among other things, Columbia Transmission's ability to recover the costs attributable to Columbia Gulf. A technical conference among the parties was held at the FERC in December 1995, and Columbia Transmission, Columbia Gulf and intervenors filed comments and reply comments with the FERC in support of their positions.

     Columbia Transmission's General Rate Filing. On August 1, 1995, Columbia Transmission filed with the FERC its first general rate case since 1991, requesting an increase in annual revenues of approximately $147 million. In addition to seeking a reasonable return on additional plant investment and recovering general increases in expenses, the filing also requested:

     - recovery over a five-year period of Columbia Transmission's net investment in gathering facilities and substantially all of its net investment in gas processing facilities (approximately $60 million) that were "stranded" as a result of the implementation of Order 636 (see
       "-- Oil and Gas Operations -- Gathering Facilities");

     - an increase in certain depreciation rates;

     - recovery of environmental expenses that are anticipated to be incurred as a result of recent settlements with the U.S. Environmental Protection Agency ("EPA") and certain state environmental regulatory agencies; and

     - certain tariff changes relating to operational and service issues.

     Numerous customers and other interested parties protested the filing, and certain parties proposed that Columbia Transmission should be required to adopt zone rates or mileage-based rates. On August 30, 1995, the FERC accepted the filing subject to refund, directed that certain operational and tariff changes be considered at a technical conference, suspended implementation of the increased rates until February 1, 1996, and directed that certain revisions be made to Columbia Transmission's requested rates. In an effort to reach a timely resolution of the issues, Columbia Transmission agreed that it would not implement 25% of the rate increase for a three month period beginning February 1996, because settlement negotiations currently underway were continuing at a satisfactory pace at year-end 1995. On January 11, 1996, a procedural schedule was approved which established a hearing date of November 12, 1996. Environmental issues were removed from the normal procedural schedule and will be pursued separately from the other rate case issues.

     Columbia Gulf's Rate Filing. In 1994, Columbia Gulf filed a general rate case with the FERC that was placed into effect, subject to refund, on November 1, 1994. The rate case reflected the termination of Columbia Gulf's long-standing transportation contract with Columbia Transmission and sought the recovery of increased costs since its last rate case. A unanimous settlement providing for $8.4 million of additional annual revenues was reached and approved by the FERC on July 18, 1995.

     Columbia Gulf Show Cause Proceeding. In its September 1993 order on Columbia Transmission's and Columbia Gulf's Order 636 compliance filings, the FERC initiated a proceeding concerning Columbia Gulf's transportation service to Columbia Transmission. It directed Columbia Gulf to show cause as to why it had not filed for the FERC's abandonment authorization to reduce capacity on its mainline facilities. In a response to the FERC in late 1993, Columbia Gulf asserted that no abandonment filing was required. During 1994 and early 1995, Columbia Transmission and Columbia Gulf responded to information requests from the FERC's staff. Management continues to believe that an abandonment filing was not necessary; however, the ultimate outcome of this issue is uncertain at this time.

     Restructuring Proceedings. Numerous parties filed with the United States Court of Appeals for the District of Columbia ("Circuit Court") for review of Columbia Transmission's and Columbia Gulf's restructuring proceedings under Order 636. Under the terms of the Customer Settlement, the transmission subsidiaries will have no refund obligations in the event the appeals of the FERC order approving the restructuring are successful. As discussed above, the Customer Settlement became effective as a result of the United States Bankruptcy Court for the District of Delaware ("Bankruptcy Court") approving Columbia Transmission's Plan. On December 18, 1995, Columbia Transmission filed a motion with the Circuit Court to dismiss certain of the petitions for review and to sever certain issues as moot in accordance with the terms of the Customer Settlement.


     Appeals of Order 636. Numerous parties have filed petitions for review of Order 636 with the Circuit Court. Upon review, Order 636 may be modified or reversed in whole or in part; however, at this time it is impossible to predict the outcome. On June 12, 1995, the FERC filed its brief in support of Order 636 with the Court. Under the terms of the FERC-approved Customer Settlement, Columbia Transmission and

Columbia Gulf will have no refund obligation in the event the appeals are successful. Further, the Customer Settlement states that the transmission subsidiaries can adjust rates prospectively to take into account any change or modifications as a result of a court remand of Order 636.

Environmental Matters

     Columbia Transmission and Columbia Gulf continue their reviews of compliance with existing environmental standards, including reviews of past operational activities, identification of potential problems through site reviews and the formulation of remediation programs where necessary. The progress of Columbia Transmission's efforts in the last year was limited by a 1995 EPA Administrative Order by Consent ("AOC") that requires Columbia Transmission to obtain prior EPA approval of its investigation, characterization and remediation efforts. Progress was further limited because of the more than 19,000 miles of pipeline that Columbia Transmission operates, the exceptionally large number of sites at which it conducts or has conducted operations, and the long time period over which operations have been conducted.

     Management had previously estimated, based on studies conducted since 1990 by independent consultants, that site investigation, characterization and remediation costs might range between $135 million and $280 million. The primary focus of these prior studies was to analyze discrete issues to assist management in its on-going environmental evaluations. In 1994, in anticipation of implementation of the AOC, Columbia Transmission commissioned a new study ("1995 Study") to reflect costs that might arise from the EPA's recommendations with respect to site assessment and remediation under the AOC and to reflect information gathered since the previous studies. The 1995 Study was structured to be a comprehensive review of all environmental issues currently known to management. The 1995 Study estimated that the cost of Columbia Transmission's environmental program under the AOC may range between $204 million and $319 million over the life of the program. This estimate was based on a limited amount of actual data available and utilized a variety of assumptions, including: the number of sites to be investigated, characterized and remediated; the location, nature and levels of wastes that will be treated at or disposed of from each site; the amount of time and nature of equipment required for such activities; the appropriate remediation levels and the technology to be utilized; and the frequency with which groundwater contamination might be discovered at sites requiring remediation. The 1995 Study did not include previously identified costs, aggregating approximately $50 million, for which Columbia Transmission already had reasonable estimates.

     Following an extensive review of bases utilized and assumptions contained in the 1995 Study, management has concluded that only those site investigation, characterization and remediation costs currently known and determinable can be considered "probable and reasonably estimable" under Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies" ("SFAS No. 5"). This conclusion was based upon the fact that the actual characterization and remediation experience of Columbia Transmission was extremely limited and information on environmental conditions at many of the sites or former sites of operations is not yet available. The nature and condition of such sites varies greatly, and any change in any of the numerous assumptions used in the 1995 Study may materially alter the estimated range of costs, with no assurance that actual costs will not exceed amounts specified in the range. Columbia Transmission is unable, at this time, to accurately estimate the timeframe and potential costs of all site screening, characterization and remediation. As Columbia Transmission continues its program pursuant to the AOC, additional costs will become probable and reasonably estimable and will be recorded. Moreover, in time, management expects that, as additional work is performed and more facts become available, it will then be able to develop a probable and reasonable estimate for the entire program or a major portion thereof consistent with the SEC's Accounting Bulletin No. 92 and SFAS No. 5.

     Based upon its current review, Columbia Transmission estimates the future costs of investigating, characterizing, and remediating sites upon which it has adequate information will be approximately $136.6 million. This resulted in the recognition of an additional liability of approximately $21 million in the fourth quarter of 1995. As contemplated by the AOC, Columbia Transmission's environmental expendi-tures are expected to approximate $20 million in 1996 and to continue at that level for the foreseeable future. These expenditures will be charged against Columbia's previously recorded liability. Management does not believe that Columbia Transmission's environmental expenditures will have a material adverse effect on Columbia's operations, liquidity or financial position, based on known facts and existing laws and regulations and the long period over which expenditures will be made. In addition, as a result of reapplying SFAS No. 71, Columbia Transmission has recorded a regulatory asset to the extent environmental expenditures are expected to be recovered through rates, and therefore, environmental expenditures will have less potential impact upon Columbia's financial results.

     In addition, predecessor companies of Columbia Transmission may have been involved in the operation of manufactured gas plants. When such plants were abandoned, material used and created in the process was sometimes buried at the site. Columbia Transmission is unable at this time to determine if it will become liable for any characterization or remediation costs at such sites.

Clean Air Act Amendments of 1990

     In 1995, Columbia Transmission completed the majority of the equipment installations required by Title I of the CAA-90. Until regulations are finalized, the capital expenditures necessary to comply fully with CAA-90 cannot be estimated. Management anticipates that capital expenditures made in compliance with CAA-90 will be recoverable through the rate-making process.

Adoption of SFAS No. 71

     As a result of emergence from bankruptcy and significant industry changes culminating with Order 636, the operating experience gained since implementation of Order 636, a new Columbia Transmission rate case that was filed on August 1, 1995, and the resolution of gas contract difficulties and various customer issues, Columbia Transmission and Columbia Gulf reapplied SFAS No. 71 upon Columbia Transmission's emergence from bankruptcy. Management believes that cost of service rate concepts will continue to be applicable to Columbia's FERC-regulated transmission subsidiaries for the foreseeable future. The reapplication of SFAS No. 71 results in the recognition of regulatory assets for certain costs previously expensed, which are expected to be recovered in rates, mainly environmental and postemployment benefit costs, and recording revenues and expenses in a manner to reflect the ratemaking process. As a result of reapplying SFAS No. 71, an extraordinary gain of $71.6 million was recorded in 1995.

Volumes

     Throughput for Columbia Transmission consists of transportation for local distribution companies and other customers in its market area and for storage services. Columbia Gulf's mainline transportation service extends from Louisiana to West Virginia. Short-haul transportation service is primarily from the Gulf of Mexico to Rayne, Louisiana. Total 1995 throughput for the transmission subsidiaries of 1,336.2 Bcf, increased 64.2 Bcf over the prior year, due largely to increased demand stemming from the colder weather during the last quarter of 1995 and increased summer-related requirements from cogeneration facilities. Total throughput for 1994 was 1,272 Bcf, a decrease of 83.9 Bcf from 1993. This decrease reflected a timing change for the recognition of transportation for storage activity and reduced short-haul transportation needed by customers for spot purchases.

     In 1995, market area transportation increased 67.5 Bcf over 1994 largely due to colder weather and increased deliveries to cogeneration facilities attributable to unseasonably warm weather during the summer. Market area transportation increased 142.7 Bcf in 1994 over 1993 due to customers switching from sales to transportation services as a result of the implementation of Order 636, partially offset by a timing change in the recognition of market area transportation for storage activity.

     Mainline transportation service of 605 Bcf, up 14.7 Bcf over 1994, reflected the impact of colder weather in 1995 causing customers to increase their utilization of Columbia Gulf's transportation services. Columbia Gulf's mainline transportation service increased in 1994 by 10.4 Bcf over 1993 primarily reflecting additional transportation service for customers to move gas to Columbia Transmission's storage fields and to meet their supply requirements.

     Short-haul transportation of 221.4 Bcf in 1995 was essentially unchanged from 1994 as the impact of customers using facilities other than Columbia Gulf's to transport their gas requirements was offset by colder weather together with additional natural gas supplies available for transportation and increased marketing efforts. In 1994, short-haul transportation decreased from 1993 by
32.7 Bcf due to reduced customer requirements.

     Under Order 636, a significant portion of the transmission segment's fixed costs are being recovered through a monthly demand charge. As a result, variations in throughput have little effect on income.

Operating Revenues

     The transmission segment's 1995 operating revenues of $756.7 million were relatively unchanged from 1994. After adjusting for unusual items, operating revenues increased $3.1 million reflecting higher demand revenues attributable to additional short-term transportation agreements and the impact of higher throughput. The unusual items include Columbia Gulf in 1995 recording exit fee revenues of $12.2 million, most of which were associated with its pipeline partnerships. Revenues in 1994 were higher for the recovery of certain transportation and other costs, and $22.1 million of additional revenues were recorded by Columbia Transmission because its sales rate from an earlier period met certain competitive tests. Reducing revenues in 1994 was a customer settlement reserve addition of $35 million.

     Operating revenues in 1994 of $758.7 million were $940 million lower than 1993 due largely to eliminating the merchant function. This decrease also included the effect of a $35 million reserve established in 1994 for various customer and regulatory settlements and a lower cost-of-service recovery level for Columbia Transmission reflecting its restructuring under Order 636.

Operating Income

     Operating income for 1995 of $214.1 million, increased $4.4 million, primarily reflecting $6.4 million in lower operating expenses. Included in operating expense in 1994 were environmental accruals of approximately $19.1 million for Columbia Gulf and $8 million of severance and relocation expense. Partially offsetting 1994's higher expenses is the impact of rising operating costs in 1995 that exceed recovery through current rates. In August 1995, Columbia Transmission made its first rate filing since 1991 to recover, among other things, these increasing costs.

     Operating income for 1994 of $209.7 million increased $32.8 million over 1993. The $940 million decrease in revenues was offset by a $972.8 million decrease in operating expenses. A significant portion of this decrease was attributable to reduced gas purchases due to the elimination of Columbia Transmission's merchant function in 1994. Also contributing to this decrease was a $57.5 million writedown in the investment in the Cove Point LNG facility in 1993 along with a $66.8 million 1993 environmental reserve addition.

          STATEMENTS OF OPERATING INCOME FROM TRANSMISSION OPERATIONS
                                  (UNAUDITED)

                                                                    YEAR ENDED DECEMBER 31
                                                                ------------------------------
                                                                 1995       1994        1993
                                                                ------     ------     --------
                                                                       ($ IN MILLIONS)
OPERATING REVENUES
  Transportation revenues.....................................  $612.7     $650.7     $  549.7
  Storage revenues............................................   139.3      141.7        125.3
  Other revenues..............................................     4.7      (33.7)     1,023.7
                                                                ------     ------      -------
Total Operating Revenues......................................   756.7      758.7      1,698.7
                                                                ------     ------      -------
OPERATING EXPENSES
  Operation and maintenance...................................   388.0      391.1      1,310.3
  Depreciation................................................   103.8      103.9         97.8
  Other taxes.................................................    50.8       54.0         56.2
  Writedown of investment in Columbia LNG.....................      --         --         57.5
                                                                ------     ------      -------
Total Operating Expenses......................................   542.6      549.0      1,521.8
                                                                ------     ------      -------
OPERATING INCOME..............................................  $214.1     $209.7     $  176.9
                                                                ======     ======      =======

                       TRANSMISSION OPERATING HIGHLIGHTS

                                                       YEAR ENDED DECEMBER 31
                                    ------------------------------------------------------------
                                      1995         1994         1993         1992         1991
                                    --------     --------     --------     --------     --------
                                                          ($ IN MILLIONS)
CAPITAL EXPENDITURES..............  $  169.1     $  179.1     $  137.2     $  114.2     $  152.9
THROUGHPUT (Bcf)
Transportation
  Columbia Transmission
     Market area..................   1,106.1      1,038.6        895.9        909.0        849.9
  Columbia Gulf
     Main-line....................     605.0        590.3        579.9        574.3        535.4
     Short-haul...................     221.4        225.4        258.1        258.3        267.0
  Intrasegment eliminations.......    (596.3)      (583.2)      (561.7)      (563.3)      (535.4)
                                     -------      -------      -------      -------      -------
Total Transportation..............   1,336.2      1,271.1      1,172.2      1,178.3      1,116.9
Sales.............................        --          0.9        183.7        196.0        112.6
                                     -------      -------      -------      -------      -------
Total Throughput..................   1,336.2      1,272.0      1,355.9      1,374.3      1,229.5
                                     =======      =======      =======      =======      =======

                            DISTRIBUTION OPERATIONS

Market Conditions

     The continued strong economy in Distribution's service area and the success of its industrial marketing efforts resulted in a 6% increase in industrial throughput during 1995. Increased production at manufacturing facilities (specifically, steel, paper, oil and chemicals) and increased demand from power generation facilities all contributed to the increase. Similar to previous years, Distribution experienced nominal customer growth and added approximately 34,900 net residential and commercial customers in 1995, a 1.8% increase. Also in 1995, a large industrial customer in Virginia signed an agreement with Commonwealth Gas Services, Inc. ("Commonwealth Services"), Columbia's local distribution company in Virginia, to service a new 50 megawatt gas-fired cogeneration plant. Estimated gas load from the facility is expected to exceed 3 Bcf per year.

     As a result of a continuing market assessment, Distribution concluded that the future demand for natural gas vehicles ("NGVs") will not be as great as previously thought and therefore reduced its previously announced five-year commitment to invest $38 million in its NGV program to $10 million. Distribution has decided to eliminate future capital expenditures, except for NGV fueling stations currently under construction, and is now focusing its NGV efforts on opportunities within its own fleet and more fully developing NGV fueling stations that are currently operational. Distribution participated in the completion of 28 new NGV fueling stations during 1995.

     Beginning in 1995, Columbia Gas of Ohio, Inc. ("Columbia of Ohio") initiated a commercial water heater financing program designed to assist food service operators in purchasing supplemental gas water heaters. The program supports Distribution's entry into a market that has predominantly been served by electricity. Financing is provided by third parties and the program is being promoted through contractors. This complements the residential water heater replacement program that was introduced in Ohio in 1994. Both programs are being expanded to other Distribution affiliates in 1996.

     Distribution continues to promote the use of environmentally friendly and cost-efficient natural gas cooling equipment by commercial and industrial customers. In 1995, new sales of gas cooling equipment in Distribution's territory totaled 4,500 refrigerant tons which added 60,000 Mcf of annual gas load. In addition, Distribution continues its support of the "Triathlon" heat pump, for residential natural gas heating and cooling. Distribution is among the leading gas utilities in the nation in number of installations.

     The Clean Air Act Amendments of 1990, which require many electric power generating facilities to reduce emissions by installing expensive exhaust scrubbers or using cleaner burning fuels, also has created new marketing opportunities for natural gas.

Competition

     Industrial customers have been able to buy natural gas on the spot market and transport it through transmission and distribution facilities for more than a decade and third party sales to commercial users are becoming common as gas brokering reaches smaller users. Market and regulatory forces are causing Distribution to evaluate the extent to which it will unbundle the commodity gas sales portion of its service from the transportation portion of such service to all customers. This unbundling would increase competition among gas providers and offer choices to customers. Distribution's primary role in this evolving environment will be to transport gas and provide related services while the regulatory approvals needed to compete with marketers in brokering gas for profit are yet to be determined. The current bundled sales service margins are similar to transportation service margins; therefore, discontinuing the current sales service is not expected to significantly impact earnings.

     Approximately 40 percent of Distribution's industrial and commercial throughput, or 125 Bcf annually, is susceptible to bypass as these customers are geographically located close to other natural gas pipelines. With the use of innovative rate and capacity release strategies and the negotiation of unique customer arrangements, substantial inroads by other natural gas pipelines have been avoided to date. As a result of these actions, the current estimated throughput exposure has been reduced to approximately 40 Bcf, representing $10 to $15 million in annual net revenues.

     Distribution competes with 17 investor-owned electric utilities throughout its five state service area as well as numerous municipal and cooperative electric utilities. Competition is generally strong in the residential and commercial markets of Kentucky, southern Ohio and southwest Pennsylvania where electric rates are driven by low-cost coal-fired generation. Areas such as northern Ohio and Pittsburgh, Pennsylvania have less competitive electric rates due to the use of higher-cost nuclear-generated power.

     Federal and state regulators are currently moving the electric industry toward a more competitive environment. Customers may ultimately be able to purchase electricity from sources other than their local utility, which would be required to transport the electricity purchased. In response to the forces of competition, these electric utilities are positioning themselves to be lower cost suppliers than they have been in the past. Although the timing and overall financial impact of these initiatives are uncertain at this time, they will undoubtedly increase price competition for the gas industry.

Regulatory Matters

     Rate Case Activity. Rate changes during 1995 and early 1996 resulted in $22.8 million of annual revenue increases to recover higher operating costs. In all jurisdictions, Distribution also continued its pursuit of regulatory initiatives in order to more effectively participate in today's competitive energy market. In each of its service areas, Distribution has formed a regulatory collaborative process ("Collaborative") that provides for a more cooperative environment among the many diverse and interested parties in its rate cases, thereby possibly avoiding lengthy and costly litigation.

     In late 1995, Columbia Gas of Pennsylvania, Inc. ("Columbia of Pennsylvania") reached a settlement on a general rate case filed in September 1995. The settlement includes an annual revenue increase of $12.5 million as well as a number of changes that allow Columbia of Pennsylvania to provide additional services to its customers. Columbia of Pennsylvania received regulatory approval of the settlement on January 12, 1996, with new rates effective the same day, over five months sooner than originally anticipated.

     Columbia Gas of Maryland, Inc. ("Columbia of Maryland") filed a rate case in March 1995. The Maryland Public Service Commission approved an annual revenue increase of $900,000, effective October 23, 1995.

     As provided in its 1994 general rate case settlement, Columbia Gas of Kentucky, Inc. increased annual revenues $2.25 million, effective October 1, 1995, through the implementation of the second phase of a three-step increase. The third step, which is expected to increase revenues by $1.5 million, will go into effect October 1, 1996.

     In Virginia, Commonwealth Services filed a general rate case in May 1995, with new rates effective October 13, 1995. A settlement of the issues in this case was reached with all parties on January 17, 1996. The settlement includes an annual revenue increase of approximately $7.1 million and provides for a separate proceeding to consider gas supply and other incentive proposals. The settlement was presented to the Hearing Examiner on January 18, 1996, and Commonwealth Services expects State Corporation Commission approval by mid-1996.

     Columbia of Maryland currently plans to file for an increase in base rates in November 1996 with new rates effective June 1997. Columbia of Ohio's 1994 rate case settlement provided for a re-opener, to provide the opportunity to recover higher operating costs and additional plant investments, with new rates effective May 1996. Columbia of Ohio has initiated discussions with its Ohio Collaborative regarding an increase.

     Regulatory Initiatives. Distribution continues to pursue regulatory initiatives designed to bring about improvements to shareholders and customers. These initiatives focus on maximizing efficiencies and customer choice and releasing temporarily unused supply and pipeline capacity by continually monitoring current market demand. Some of the incentive rate mechanisms Distribution is pursuing include:

        - off-system sales where Distribution shares income with its customers;

        - supply management incentive programs that compensate Distribution for purchasing gas at a cost that is lower than set prices reported in major indices; and

        - programs that allow Distribution to share income obtained by releasing temporarily unused pipeline capacity with its customers.

     Distribution continues to support pilot transportation programs that provide small customers, including residential, the opportunity to arrange their own gas purchases from marketers or producers while using Distribution's facilities for the transportation. It is also working with legislatures and regulatory commissions to streamline the related regulatory process.

     In Distribution's various service areas, some of these activities have received regulatory approval and are being implemented. In other jurisdictions Distribution is still in the process of negotiating the various proposals with the regulatory commissions and other interested parties.

     In Ohio, a 1994 settlement allowed Columbia of Ohio to test a weather normalization adjustment ("WNA") to alleviate the impact of unusual weather on customers' bills. As a result of some customer concerns with the program, Columbia of Ohio agreed to several modifications in February 1995. During the second quarter, Columbia of Ohio met with interested parties to review the results of the WNA program, and it was jointly determined that the pilot program should be suspended. Although it was generally agreed that WNA refunds were not appropriate, certain local governments and consumer groups continue to press for the refund of WNA revenues collected during the 1994-1995 winter. Columbia of Ohio did not pursue a WNA for the 1995-1996 winter.

     Columbia of Ohio is permitted to include in its plant investment post-in-service carrying charges on those eligible plant investments which are placed in service between December 31, 1990, and December 31, 1994. Columbia of Ohio is currently recovering plant investment post-in-service carrying charges for 1991, 1992 and 1993 in rates. Subject to regulatory approval, the carrying charges are also authorized to be included in base rates in subsequent rate filings. These carrying charges are subject to a net income limitation, as determined by the regulatory commission, through 1997.

Project Customer Initiatives

     Distribution is continuing to implement phases of its comprehensive initiative termed "Project Customer", which is designed to reshape, streamline, and enhance processes involved in delivering customer service. Columbia of Ohio recently announced the establishment of three centralized customer service centers, eliminating 26 smaller offices. The centers are designed to make quality service more accessible and reliable for customers. As a result of this initiative, Columbia of Ohio recorded a liability of $3.8 million in the fourth quarter, representing salary and related severance benefit costs for 136 employees. A similar reorganization is expected in early 1996 for Columbia of Pennsylvania and Columbia of Maryland with an estimated liability of $1.6 million, representing salary and related severance benefit costs for 71 employees. Efforts to restructure corporate services and other Project Customer initiatives, that began in late 1993 and 1994, are continuing to be implemented.

Capital Expenditures

     In addition to maintaining and upgrading facilities to assure safe, reliable and efficient operation, Distribution's 1995 capital expenditure program of $152 million, essentially the same as 1994, included expenditures for extending service to new areas. The 1996 capital expenditure program amounts to approximately $160 million, including $60 million for new business development and $79 million for replacement and betterment projects.

Gas Supply

     To ensure a reliable supply of gas to its customers, Distribution contracts for both the purchase of gas and the interstate pipeline and storage capacity necessary to transport and store the commodity. Since natural gas is readily available and in ample supply, Distribution enters into primarily short-term contracts for natural gas requirements. In 1995, Distribution purchased about 80% of its supply under contracts with term lengths of one year or less. Also, Distribution maintains longterm contracts for firm transportation capacity to serve its core market requirements.

     To meet its customers' needs during the heating season, Distribution has developed a delivery system consisting of storage services, 50 percent; firm transportation capacity on interstate pipelines, 49 percent; and peaking service for the coldest days, 1 percent. This favorable mix of storage and transportation permits efficient annual utilization of Distribution's firm transportation capacity and provides a high level of reliability.

     In 1995, Distribution contracted for additional interstate pipeline capacity to serve growing areas that have become capacity constrained. In addition, Distribution has added peaking contracts that provide nearly 230,000 Mcf/d of additional capacity to serve heavy customer demand on the coldest winter days.

Environmental Matters

     Distribution's primary environmental issues relate to 14 former manufactured gas plant sites. Investigations or remedial activities are currently underway at five sites and additional site investigations may be required at some of the remaining sites. To the extent Distribution's site investigations have been conducted, remediation plans developed and any responsibility for remediation action established, the appropriate liabilities have been recorded. Regulatory assets have also been recorded for a majority of these costs as rate recovery has been allowed or is anticipated.

     On October 18, 1995, Columbia of Pennsylvania was served in a Comprehensive Environmental Response Compensation and Liability Act cost recovery action related to the Keystone Sanitation Company Landfill/Superfund site. Columbia of Pennsylvania may be named as a Potentially Responsible Party by virtue of trash hauling services provided to Columbia of Pennsylvania's service center by the city of Hanover, Pennsylvania. Columbia of Pennsylvania believes, based on a preliminary investigation of the facts, that involvement at this site, if any, will not have a material impact on Columbia.

Volumes

     Distribution's 1995 throughput of 546.6 Bcf reflects an increase of 33.6 Bcf over 1994. Higher transportation deliveries, off-system sales, continued customer growth and colder weather contributed to the increase. Transportation deliveries were 23.4 Bcf higher due to strong economic conditions in Distribution's service area while the 7.2 Bcf increase in off-system sales reflects recent changes in natural gas industry regulations which have generated opportunities to buy and sell gas in the open market. Under current regulatory treatment traditional customers are given the benefit of most of the income derived from off-system sales.

     Distribution's 1994 throughput of 513 Bcf reflected a 3.2 Bcf increase over 1993. Transportation deliveries of 232.5 Bcf were 15 bcf higher largely due to increased industrial demand in Ohio, Virginia and Kentucky as well as industrial customers shifting from tariff sales to transportation services in order to reduce their overall energy costs. The transportation improvement was largely offset by an 11.8 Bcf sales decline due to nearly 3% warmer weather.

Net Revenues

     Net revenues for 1995 of $821.5 million were up $86.7 million due to higher rates that generated additional revenues of $56.3 million and improved transportation deliveries that provided $14.3 million. Weather that was 3% colder than 1994 resulted in a $4 million increase in net revenues. Surcharges were $10.3 million higher in 1995 but they offset an equivalent expense and have no impact on income.

     Net revenues of $734.8 million in 1994 were up $8.8 million from 1993 primarily due to higher rates and increased transportation deliveries.

Operating Income

     Operating income for 1995 of $163.6 million reflected an increase of $35.3 million over 1994 as the higher net revenues were partially offset by increased operating expenses of $51.4 million. Included in the higher operating expenses was an expense equal to the revenue surcharges, discussed above, and previously capitalized benefit costs that are expensed as they are included in rates. After eliminating the effect of these issues, operating expenses were up approximately $34.5 million. This increase reflects generally higher costs including costs for computer applications, labor and expenses associated with ongoing marketing and customer service activities as well as ongoing pipeline maintenance. Increases in plant additions contributed to higher depreciation expense and higher property taxes.

     Operating income for 1994 decreased $18.1 million from 1993 to $128.3 million as the increase in net revenues was more than offset by a $26.9 million increase in operating expenses. Operation and maintenance expense increased $12.5 million due to higher labor and benefits expense as well as the effect of employee severance accruals associated with implementing productivity and customer service initiatives. Other taxes increased $12.2 million due to higher gross receipts taxes and property taxes while the $2.2 million increase in depreciation expense primarily reflected plant additions.

          STATEMENTS OF OPERATING INCOME FROM DISTRIBUTION OPERATIONS
                                  (UNAUDITED)

                                                                  YEAR ENDED DECEMBER 31
                                                            ----------------------------------
                                                              1995         1994         1993
                                                            --------     --------     --------
                                                                     ($ IN MILLIONS)
NET REVENUES
  Sales revenues..........................................  $1,677.8     $1,741.9     $1,754.0
  Less: Cost of gas sold..................................     952.2      1,088.6      1,098.6
                                                            --------     --------     --------
  Net Sales Revenues......................................     725.6        653.3        655.4
                                                            --------     --------     --------
  Transportation revenues.................................     105.3         88.8         76.7
  Less: Associated gas costs..............................       9.4          7.3          6.1
                                                            --------     --------     --------
  Net Transportation Revenues.............................      95.9         81.5         70.6
                                                            --------     --------     --------
Net Revenues..............................................     821.5        734.8        726.0
                                                            --------     --------     --------
OPERATING EXPENSES
  Operation and maintenance...............................     443.0        404.0        391.5
  Depreciation............................................      70.9         64.5         62.3
  Other taxes.............................................     144.0        138.0        125.8
                                                            --------     --------     --------
Total Operating Expenses..................................     657.9        606.5        579.6
                                                            --------     --------     --------
Operating Income..........................................  $  163.6     $  128.3     $  146.4
                                                            ========     ========     ========

                       DISTRIBUTION OPERATING HIGHLIGHTS

                                                      YEAR ENDED DECEMBER 31
                                   -------------------------------------------------------------
                                     1995         1994         1993         1992        1991(1)
                                   ---------    ---------    ---------    ---------    ---------
                                                          ($ IN MILLIONS)
CAPITAL EXPENDITURES.............  $   151.8    $   151.4    $   117.8    $    99.7    $    98.0
THROUGHPUT (Bcf)
Sales
  Residential....................      196.6        189.7        194.7        186.2        178.4
  Commercial.....................       79.5         80.8         83.4         81.8         78.3
  Industrial and Other...........        7.1          9.7         14.2         15.0         11.0
                                   ---------    ---------    ---------    ---------    ---------
Total Sales......................      283.2        280.2        292.3        283.0        267.7
Transportation...................      255.9        232.5        217.5        203.7        194.7
                                   ---------    ---------    ---------    ---------    ---------
Total Throughput.................      539.1        512.7        509.8        486.7        462.4
Off-System Sales.................        7.5          0.3           --           --           --
                                   ---------    ---------    ---------    ---------    ---------
Total Sold or Transported........      546.6        513.0        509.8        486.7        462.4
                                   =========    =========    =========    =========    =========
SOURCES OF GAS FOR THROUGHPUT (Bcf)
Sources of Gas Sold
  Spot market(2).................      210.4        235.3        142.3        169.9        113.9
  Producers......................       70.9         67.5         56.9         57.1         64.4
  Pipelines......................         --           --        118.4         84.0         68.2
  Storage withdrawals
     (injections)................       23.6        (14.0)        (6.7)       (10.7)        11.4
  Company use and other..........      (14.2)        (8.3)       (18.6)       (17.3)         9.8
                                   ---------    ---------    ---------    ---------    ---------
     Total Sources of Gas Sold...      290.7        280.5        292.3        283.0        267.7
Gas received for delivery to
  customers......................      255.9        232.5        217.5        203.7        194.7
                                   ---------    ---------    ---------    ---------    ---------
Total Sources....................      546.6        513.0        509.8        486.7        462.4
                                   =========    =========    =========    =========    =========
CUSTOMERS
  Residential....................  1,794,800    1,764,968    1,737,609    1,711,946    1,686,918
  Commercial.....................    172,114      167,067      164,037      161,937      160,378
  Industrial and Other...........      2,265        2,312        2,302        2,382        2,366
                                   ---------    ---------    ---------    ---------    ---------
  Total..........................  1,969,179    1,934,347    1,903,948    1,876,265    1,849,662
                                   =========    =========    =========    =========    =========
DEGREE DAYS......................      5,692        5,530        5,677        5,507        4,998

---------------
(1) Includes Columbia Gas of New York, Inc. through March 31, 1991.
(2) Reflects volumes under purchase contracts of less than one year.

                             OIL AND GAS OPERATIONS

Proposed Sale of Columbia Development


     On February 26, 1996, Columbia announced that it had entered into an agreement for the sale of Columbia Development, its wholly-owned southwest oil and gas exploration and production subsidiary, to Hunt Petroleum Corporation for approximately $200 million subject to certain purchase price adjustments plus an overriding royalty interest in certain oil and gas leases. Columbia Development has approximately 196 Bcfe of proved oil and natural gas reserves located in the Gulf of Mexico and on-shore continental United States. The agreement is subject to customary conditions to closing and is expected to close in April 1996. The financial impact of the proposed sale cannot be determined until the adjustments to the purchase price are finalized. Based on management's intent to sell Columbia Development, however, an estimated loss of $54.8 million after-tax was recorded in the fourth quarter of 1995. Management has determined that the strategic value to Columbia of drilling for oil and gas in the Southwest has diminished and that Columbia's investment in Columbia Development would be better devoted to assets focused on meeting customer needs. Columbia is not exiting the exploration and production business, and will retain its larger and more strategically placed Appalachian oil and gas subsidiary, CNR, which is closer to Columbia's customer base and pipeline service territory. As of December 31, 1995, CNR held interests in more than 2.2 million net acres of gas and oil leases and had proved oil and gas reserves in excess of 609 Bcfe.


Market Conditions

     Despite a rise in gas prices in late 1995, average prices for the year were lower than the year earlier and had an adverse impact on results from operations of the oil and gas segment. Columbia's natural gas prices averaged $1.96 per Mcf in 1995 compared to $2.18 in 1994. Oil prices improved to $16.17 per barrel for 1995 from a 1994 level of $15.09 per barrel. The decline in gas prices throughout most of 1995 has been attributed to a number of factors including warm weather in the first quarter of 1995, increased imports from Canada, greater pipeline and storage flexibility, and general excess supply deliverability as a result of federal deregulation. In December 1995 gas prices rebounded as storage levels fell due to unseasonably colder weather.

     Fluctuations in oil and gas prices can cause significant variations in revenues for the oil and gas segment. To dampen the impact of these price swings and help stabilize revenues, the oil and gas segment uses futures and option contracts and price swap agreements to lessen the price risk for a portion of its production.

Capital Expenditures

     In the Appalachian area, CNR participated in the drilling of 96 gross (61 net) development wells in 1995, with a success rate of 74%. The primary focus of CNR's 1995 drilling activity was in the Rose Run formation in southeast Ohio and shale formations in West Virginia. CNR's $21 million capital and exploration budget for 1996 is anticipated to focus on joint venture prospects in Ohio, which have higher reserve and deliverability potential.

     In the southwest, Columbia Development drilled 67 gross (24 net) wells in 1995, with an 82 percent success rate. In the Austin Chalk drilling program, 45 out of 48 Austin Chalk wells drilled in 1995 were successful.

Gathering Facilities

     Under Order 636, the natural gas pipeline industry is required to eventually unbundle gathering services from other transportation services. Columbia Transmission provides transportation services, including gathering services, for a significant portion of gas produced from CNR's reserves. In its August 1, 1995 general rate filing, Columbia Transmission requested an increase in its gathering rate to reflect partial unbundling of this service.

     Columbia Transmission is currently preparing the regulatory filings necessary for abandonment of selected gathering facilities and transfer of those assets to CNR. Capital expenditures needed to purchase these intercompany assets are estimated at $22 million, the book value of the facilities, with additional costs to be incurred for compression and measurement. Operation and maintenance costs associated with these facilities will be partially offset by the absence of Columbia Transmission's gathering charges on wells located in southern West Virginia coupled with additional revenue generated from transportation of third party gas.

Reserves

     Net proved gas reserves at the end of 1995 totaled 737 Bcf, compared to 684 Bcf at the end of 1994. The determination that an increasing number of CNR's wells are economical to produce at year-end 1995 gas prices is reflected in a 116 Bcf upward revision in recoverable gas reserves in the Appalachian area. Without this revision, reserve base declined as production exceeded newly discovered Appalachian reserves and extensions of 14 Bcf. Drilling activity in the Appalachian area was curtailed during 1995 due to low natural gas prices. In the Southwest, net proved reserves declined slightly as production during 1995 and an 8 Bcf downward revision in recoverable gas reserves exceeded new discoveries and extensions of 39 bcf by approximately one Bcf.

     Proved reserves for oil, condensate and natural gas liquids decreased from
12.3 million barrels at the end of 1994 to 11.6 million barrels for 1995. While production of 2.8 million barrels was largely replaced through extensions and discoveries of 2.7 million barrels during 1995, net reserves were revised downward by 0.5 million barrels.

Volumes

     Gas production decreased 1.9% in 1995 to 65.4 Bcf primarily due to normal production declines from onshore wells in the Southwest. Gas production in the Appalachian area was essentially unchanged at 33.3 Bcf as production from new wells offset normal production declines from older wells combined with production curtailments resulting from replacement and repair of Columbia Transmission's gathering lines and compressor facilities. In 1994, gas production decreased 6.7% to 66.7 Bcf as production declined in both the southwest and Appalachian areas. The decline was primarily attributable to the same factors impacting 1995 production.

     Oil and liquids production declined in 1995 by 21.1% to 2.8 million barrels. The decrease was primarily due to production declines in onshore wells, especially horizontal wells in the Austin Chalk field, and decreased gas processing from the West Cameron 485 block at the Blue Water Gas Processing Plant. In 1994, oil and liquids production was essentially unchanged from 1993 as an increase in Appalachian production offset the decrease in the southwest program due to offshore well production problems.

Operating Revenues

     In 1995, operating revenues were $180.6 million, a decrease of $24.7 million from 1994. The decrease is primarily attributable to lower gas prices and significantly lower oil and liquids production in the southwest. In 1994, operating revenues declined $16.9 million or 7.6% from 1993 as the impact of lower oil and gas prices and the decrease in gas production was only partially offset by the combined effect of recording a reserve of $5.4 million in 1993 for a royalty dispute and the subsequent reversal of most of this reserve in 1994.

Operating Income

     Operating income in 1995 declined by $26.9 million to $3.7 million primarily due to the lower operating revenues. In 1994, operating income declined by $23 million due to lower operating revenues and an increase in depletion expense of $12.4 million as a result of depressed energy prices.

                             OIL AND GAS OPERATIONS

           STATEMENTS OF OPERATING INCOME FROM OIL AND GAS OPERATIONS
                                  (UNAUDITED)

                                                                    YEAR ENDED DECEMBER 31
                                                                 ----------------------------
                                                                  1995       1994       1993
                                                                 ------     ------     ------
                                                                       ($ IN MILLIONS)
OPERATING REVENUES
  Gas..........................................................  $134.4     $150.7     $163.8
  Oil and liquids..............................................    46.2       54.6       58.4
                                                                 ------     ------     ------
Total Operating Revenues.......................................   180.6      205.3      222.2
                                                                 ------     ------     ------
OPERATING EXPENSES
  Operation and maintenance....................................    79.6       76.9       83.7
  Depreciation and depletion...................................    86.9       86.2       73.8
  Other taxes..................................................    10.4       11.6       11.1
                                                                 ------     ------     ------
Total Operating Expenses.......................................   176.9      174.7      168.6
                                                                 ------     ------     ------
OPERATING INCOME...............................................  $  3.7     $ 30.6     $ 53.6
                                                                 ======     ======     ======

                        OIL AND GAS OPERATING HIGHLIGHTS

                                                           YEAR ENDED DECEMBER 31
                                             ---------------------------------------------------
                                              1995       1994       1993       1992      1991(1)
                                             -------    -------    -------    -------    -------
                                                               ($ IN MILLIONS)
CAPITAL EXPENDITURES.......................    $86.8     $101.6      $95.1      $70.8     $120.8
PROVED RESERVES
  Gas (Bcf)(2).............................    736.5      683.8      697.0      779.5      808.1
  Oil and Liquids (000 barrels)(3).........   11,552     12,255     12,792     14,650     15,568
PRODUCTION
  Gas (Bcf)................................     65.4       66.7       71.5       69.2       76.3
  Oil and Liquids (000 barrels)............    2,849      3,611      3,603      3,061      3,411
AVERAGE PRICES
  Gas ($ per Mcf)..........................    $1.96      $2.18      $2.28      $2.02      $1.81
  Oil and Liquids ($ per barrel)...........    16.17      15.09      16.17      18.20      21.10

---------------
(1) Year 1991 includes results from Canadian operations that were sold effective December 31, 1991.

(2) Includes reserves held for sale of 137 Bcf in 1995.

(3) Includes reserves held for sale of 9.9 million barrels in 1995.

                            OTHER ENERGY OPERATIONS

Energy Services

     CES oversees Columbia's nonregulated natural gas marketing efforts and provides an array of services to distribution companies, independent power producers and other large end users both on and off Columbia's transmission and distribution pipeline system. CES offers one-stop shopping for natural gas supply, transportation-related services, and fuel management services to help customers better manage their energy costs. In 1995 electronic trading, The Fast Lane(TM), was added to its services making real-time trading of natural gas supplies and pipeline capacity easier and more efficient.

Propane

     During 1995, propane sales by Columbia Propane Corporation and Commonwealth Propane, Inc. ("Commonwealth Propane") totaled 68.9 million gallons, a small increase over 1994. The propane companies serve approximately 74,300 customers in parts of Kentucky, Maryland, New York, North Carolina, Ohio, Pennsylvania, Virginia and West Virginia.

Cogeneration

     Columbia is part owner in four cogeneration projects through its subsidiary, TriStar Ventures. These facilities produce both electricity and useful thermal energy and are fueled principally by natural gas. TriStar Ventures holds various interests in these facilities that have a total capacity of nearly 300 megawatts. In 1995, TriStar Ventures expanded its business to include facility energy management services. This includes providing operations, maintenance, and technical advisory services for power generation projects. TriStar Ventures plans to utilize the extensive Columbia presence in the midatlantic region to market its services and develop additional opportunities with customers of Columbia's distribution subsidiaries.

Cove Point Facility

     Columbia LNG is a partner with subsidiaries of the Potomac Electric Power Company in Cove Point LNG. Cove Point LNG recently began commercial operations of one of the largest natural gas peaking and storage facilities in the United States located at Cove Point, Maryland. The facility has a capacity to liquefy natural gas at a rate of 15,000 Mcf per day and stores the resulting liquefied natural gas until needed for winter peak day requirements of utilities and other large gas users.

Commodity Hedging

     CES and Commonwealth Propane use commodity futures from time to time to hedge prices on commitments for natural gas purchases and sales and propane inventories. Under internal guidelines, speculative positions are prohibited.

     CES uses commodity futures contracts to assure acceptable margins on the purchase and resale of natural gas in future months. When CES makes a sale for future delivery without having natural gas committed to that sale, it purchases commodity futures to reduce the risk of increasing prices prior to purchasing the natural gas to fulfill the sales obligation.

     Commonwealth Propane purchases propane and places it in inventory for future sale. Commonwealth Propane sells commodity futures on a portion of its inventory at the time of purchase to protect it from decreasing prices.

Environmental Matters

     Service Corporation received a "General Notice of Potential Liability and
Section 104(2) Request for Information" from the EPA concerning a process site to which the Service Corporation sent certain solvents. Service Corporation joined a group for the purpose of sharing the costs of the cleanup. Management does not believe this Superfund matter will have a material adverse effect on future income or Columbia's financial position.

Net Revenues

     Net revenues for gas marketing in 1995 were essentially unchanged at $7.1 million after increasing by $3.8 million in 1994. In the prior year the demand for gas marketing services surged as a result of the new environment created by Order 636. Net revenues from propane operations in 1995 were also relatively unchanged at $29.6 million from the prior year. Net revenues increased in 1994 due primarily to cold weather in the first quarter of 1994.

     Other revenues increased $10.2 million in 1995, to $86.4 million, due to an increase in revenues for professional services provided to affiliates, revenues from Columbia LNG and an increase for cogeneration activities. In 1994, other revenues increased $1.4 million as the impact of increased cogeneration activities was mostly offset by a decline in revenues for service provided to affiliated companies due to restructuring certain processes.

Operating Income

     The $4.8 million decrease in operating income in 1995 to $19.3 million reflects higher costs for services provided to affiliates, higher operating expenses for propane operations and an operating loss associated with Columbia LNG. The $21 million increase in operating income in 1994 was due to the $12.8 million decrease in operating expenses reflecting the impact of a reserve recorded in 1993 for employee severance costs and the overall increase of $8.2 million in net revenues.

          STATEMENTS OF OPERATING INCOME FROM OTHER ENERGY OPERATIONS
                                  (UNAUDITED)

                                                                YEAR ENDED DECEMBER 31
                                                             ----------------------------
                                                              1995       1994       1993
                                                             ------     ------     ------
                                                                   ($ IN MILLIONS)
    NET REVENUES
      Gas marketing revenues...............................  $237.9     $232.1     $176.5
      Less: Products purchased.............................   230.8      225.3      173.5
                                                             ------     ------     ------
      Net Gas Marketing Revenues...........................     7.1        6.8        3.0
                                                             ------     ------     ------
      Propane revenues.....................................    65.1       63.2       56.5
      Less: Products purchased.............................    35.5       33.4       29.7
                                                             ------     ------     ------
      Net Propane Revenues.................................    29.6       29.8       26.8
                                                             ------     ------     ------
      Other revenues.......................................    86.4       76.2       74.8
                                                             ------     ------     ------
    Net Revenues...........................................   123.1      112.8      104.6
                                                             ------     ------     ------
    OPERATING EXPENSES
      Operation and maintenance............................    90.4       76.3       90.8
      Depreciation and depletion...........................     7.9        7.1        5.9
      Other taxes..........................................     5.5        5.3        4.8
                                                             ------     ------     ------
    Total Operating Expenses...............................   103.8       88.7      101.5
                                                             ------     ------     ------
    OPERATING INCOME.......................................  $ 19.3     $ 24.1     $  3.1
                                                             ======     ======     ======

                       OTHER ENERGY OPERATING HIGHLIGHTS

                                                             YEAR ENDED DECEMBER 31
                                                 ----------------------------------------------
                                                  1995      1994      1993      1992      1991
                                                 ------    ------    ------    ------    ------
                                                                ($ IN MILLIONS)
CAPITAL EXPENDITURES...........................   $14.1     $15.1     $11.2     $15.0     $10.2
PROPANE
  Gallons sold (millions)......................    68.9      68.5      58.1      63.3      70.5
  Customers....................................  74,308    68,218    67,895    65,899    64,618

                               BANKRUPTCY MATTERS

     On November 28, 1995, Columbia and its wholly-owned subsidiary, Columbia Transmission, emerged from Chapter 11 ("Chapter 11") protection of the Federal Bankruptcy Code ("Bankruptcy Code"). Both Columbia and Columbia Transmission operated under Chapter 11 since filing for protection on July 31, 1991. The companies were granted debtor-in-possession status under the Bankruptcy Code, allowing them to conduct normal business operations subject to the jurisdiction of the Bankruptcy Court.

Events that Led to Bankruptcy Filings

     Both Columbia's and Columbia Transmission's Chapter 11 filings were precipitated by a combination of events that adversely affected Columbia Transmission's financial viability. Most notable were federal legislative and regulatory actions, instituted years after Columbia Transmission signed gas purchase contracts that significantly impacted Columbia Transmission's ability to sell gas at a price which would allow it to recover the contracted purchase price. These problems were compounded by record-setting warm weather in 1990 and 1991, that caused spot market prices for gas to plunge and created excess transportation capacity, thus making an unexpected and persistent oversupply of bargain-priced gas available to Columbia Transmission's customers. As a result, Columbia Transmission's ability to market its gas was severely undercut, substantially reducing both sales volumes and revenues.

Settlement of Prepetition Obligations

     In settlement of its prepetition obligations, Columbia distributed approximately $3.6 billion to its creditors, which included $2.3 billion for Columbia's prepetition debt and approximately $1 billion for interest on that debt. The amounts represented full payment of creditors' prepetition claims. This distribution was funded by:

     - $2 billion in new long-term debt securities, with maturities ranging from 5 to 30 years;

     - $1 billion in cash, funded by cash on hand and approximately $370 million of new bank debt; and

     - $200 million in Series A-Preferred Stock and $200 million in Series
B-DECS.

     The interest rates on the new debt securities and the dividend rates and other financial terms of the new equity securities were based on market levels at the time of emergence. Columbia's new long-term debt obligations were rated as investment grade by three major rating agencies. See "-- Liquidity and Capital Resources."

     The provisions of Columbia Transmission's Plan provided for a total distribution at or after emergence of approximately $3.9 billion to its creditors, including:

     - 100% of all priority and administrative claims, which together amounted to $255 million;

     - 100% of Columbia's secured claim of approximately $2 billion, including interest, which was funded with approximately $900 million of secured debt securities of reorganized Columbia Transmission and all of its equity;

     - 100% of all unsecured claims of $25,000 or less, which amounted to $8 million;

     - 72.5% of all miscellaneous unsecured creditor claims in excess of $25,000, which amounted to $40 million;

     - approximately $130 million in customer refunds as provided under terms of a customer settlement agreement;

     - 68.875% to 72.5% of the $351 million unsecured claim of Columbia, that will be ultimately determined by the final distribution percentage received by unsecured producers; and

     - an estimated $1.2 billion to unsecured producers (based on 100% acceptance by producers of the settlement amounts proposed in the Plan). Columbia Transmission's Plan included a producer settlement that provided for a total proposed amount of producer claims of $1.6 billion and for distributions of 72.5% to those creditors who had claims under those contracts in excess of $25,000.

     Columbia Transmission's Plan provides that producers who rejected settlement offers contained in Columbia Transmission's Plan may continue to litigate their claims under the Bankruptcy Court-approved estimation procedures, described below, and will receive the same percentage payout on their claims, when and if ultimately allowed, as received by the settling producers. Columbia Transmission's Plan further provided that the actual distribution percentage for producer claims, which would not be less than 68.875% or greater than 72.5%, would not be determined until the total amount of contested producer claims is established, and that until such time 5% of the amount to be distributed to producer claimants and Columbia for unsecured debt will be withheld.

     The 5% holdback from settling producers and a matching contribution by reorganized Columbia Transmission, to the extent necessary, will be used to fund any distributions on producer claims ultimately liquidated in an aggregate amount in excess of those proposed by Columbia Transmission's Plan. If the holdback and matching contributions are exhausted, any further distribution would be funded entirely by Columbia Transmission. Columbia has guaranteed the payment of the remaining distributions to producers, either in cash or, to the extent that a nonsettling producer's finally allowed claim exceeds its proposed settlement value, in Columbia's common stock.

Producer Claims Estimation Process

     In 1992, the Bankruptcy Court approved the appointment of a Claims Mediator (the "Claims Mediator") and the implementation of a claims estimation procedure for the quantification of claims arising from the rejection of above-market gas purchase contracts and other claims by producers related to gas purchase contracts with Columbia Transmission. In late 1994 and early 1995, the Claims Mediator issued the Initial Report and Recommendations of the Claims Mediator on generic issues for Natural Gas Contract Claims and a Supplement to Initial Report and Recommendations of the Claims Mediator ("Report") and directed producer claimants to submit to him recalculated claims prepared pursuant to the instructions contained in the Report. The recommendations and instructions set out in the Report have not been considered by the Bankruptcy Court. In mid-1995, producers with which Columbia Transmission had not yet negotiated settlements liquidating their claims submitted recalculated claims to the Claims Mediator. As submitted, those recalculated claims initially amounted to over $2 billion. Since mid-1995, numerous additional producers settled their claims and those settlements became final with the confirmation of Columbia Transmission's Plan. In addition, several recalculated claims have been amended by producer claimants.

     The estimation procedures remain in place under Columbia Transmission's Plan for use in the post-confirmation liquidation of producer claims that were not resolved with the confirmation of the Plan. The recalculated claims still subject to the estimation process total about $490 million, as submitted and amended. The estimation process is now proceeding with discovery, motions for dismissal or summary judgement and evidentiary hearings before the Claims Mediator to address individual producer claims, including specific issues not addressed by the Report. The recommendations of the Claims Mediator concerning the amounts at which particular claims should be allowed, as issued, are being submitted to the Bankruptcy Court for consideration. The parties have rights of appellate review with respect to the resulting orders of the Bankruptcy Court. When claims are allowed by the Bankruptcy Court and the allowances become final, Columbia Transmission will make additional distributions pursuant to the Plan. The timing of the completion of this litigation process is impossible to predict.

     Based on the information received and evaluated to date, Columbia Transmission believes that most of the remaining claims will be settled at amounts approximating the settlement values, but expects that some claims may be settled or resolved through litigation at amounts higher or lower than the proposed settlement values. Although Columbia Transmission does not have sufficient information to fully evaluate all claims and the outcome of litigation is subject to uncertainty, it currently estimates that the ultimate payment to producers, after litigation and after giving effect to the producer holdback, is likely to exceed the $1.2 billion distribution projected in Columbia Transmission's Plan (which is based on 100% producer acceptance of amounts proposed in the Plan) but is unlikely to exceed $1.3 billion. The foregoing estimation is based on the information currently available, and there can be no assurance as to the timing or amounts of settlements with producers or as to the amount ultimately allowed or paid with respect to the remaining claims.

Intercompany Complaint

     Columbia Transmission's Plan provided for the withdrawal of a complaint filed by the Official Committee of Unsecured Creditors of Columbia Transmission with the Bankruptcy Court. The complaint alleged, among other items, that the $1.7 billion of Columbia Transmission's secured and unsecured debt securities held by Columbia should be recharacterized as capital contributions (rather than loans) and equitably subordinated to the claims of Columbia Transmission's other creditors.

Internal Revenue Service Matters

     Columbia received a favorable ruling from the IRS in October 1995, stating that payments made by Columbia Transmission pursuant to its Plan to producers in connection with their contract rejection claims were deductible for tax purposes in the year in which the payments were made. Because of the magnitude of the payments, obtaining a favorable ruling from the IRS was a condition of both Columbia's Plan and Columbia Transmission's Plan.

Security Holder and Derivative Litigation

     On July 18, 1995, Columbia reached a settlement that resolved a consolidated class action complaint filed in the District Court in 1991 against Columbia and its directors and certain officers of the debtor companies. Under the terms of the settlement Columbia paid approximately $16.5 million of the total $36.5 million settlement. The remainder was shared among the insurance carrier for the director and officer defendants and the other defendants to the litigation. The settlement was implemented upon Columbia's emergence from Chapter 11. Also in 1991, three derivative actions were filed in the Court of Chancery in and for New Castle County (Delaware) alleging that directors had breached their fiduciary duties to Columbia. Consistent with the recommendation of a special committee of Columbia's Board of Directors it was determined that it was in the best interest of Columbia to dispose of the litigation. The derivative litigation was released and dismissed pursuant to Columbia's Plan.

           CERTAIN UNITED STATES TAX CONSEQUENCES TO NON-U.S. HOLDERS


     The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of shares of Common Stock by a Non-U.S. Holder. The term "Non-U.S Holder" means (a) a foreign corporation, (b) a foreign partnership, (c) a nonresident alien individual who has not elected to be taxed as a United States resident and is not taxed as an expatriate of the United States or (d) a foreign estate or trust (that is, a trust or estate not subject to United States federal income tax on income from sources without the United States that is not effectively connected with the conduct of a trade or business within the United States). An individual may, subject to certain exceptions, be deemed to be a resident alien (as opposed to a nonresident alien) with respect to a calendar year by virtue of being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in that calendar year (counting for such purposes all of the days present in that year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). Resident aliens are subject to United States federal tax as if they were United States citizens.


     This discussion does not describe all aspects of United States federal income and estate taxation that may be relevant to a Non-U.S. Holder's particular circumstances or to certain types of Non-U.S. Holders that may be subject to special treatment under United States federal income tax laws (for example, insurance companies, tax-exempt organizations, financial institutions or broker-dealers). This discussion does not address the Non-U.S. Holders who are partners in partnerships holding Common Stock. Moreover, this discussion does not address non-U.S., state and local tax consequences. Furthermore, this discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed regulations promulgated thereunder and administrative and judicial interpretations as of the date of this Prospectus, all of which are subject to change. Any revisions of these authorities could be made retroactive with respect to transactions consummated prior to the time such changes are announced or enacted. NON-U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC UNITED STATES AND OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SHARES OF COMMON STOCK.

DIVIDENDS

     A dividend paid to a Non-U.S. Holder of Common stock will be subject to United States withholding tax at a rate of 30% of the gross amount of the dividend (or at such lower rate as may be provided by an applicable income tax treaty), unless the dividend is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder.

     If a dividend is effectively connected with a United States trade or business of a Non-U.S. Holder (or, if a tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Holder) who has properly filed a Form 4224 (or similar statement) with the withholding agent with respect to the taxable year in which the dividend is paid, no withholding will be required. However, that dividend will be subject to the regular United States federal income tax on a net income basis at applicable graduated individual or corporate rates, which is not collected by withholding. Further, under certain circumstances, corporate Non-U.S. Holders may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     Currently, a dividend paid to an address in a foreign country is generally presumed to be paid to a resident of the foreign country for purposes of determining the applicability of the United States withholding tax discussed above (either at the statutory rate of 30% or at any lower rate established by treaty) unless the payer has knowledge to the contrary. Under proposed regulations, however, additional evidence of residence in the foreign country would be required.

GAIN ON DISPOSITION


     In general, a Non-U.S. Holder will not be subject to the United States federal withholding tax in respect of amounts realized on a disposition of shares of Common Stock, as long as the Common Stock continues to be regularly traded on an established securities market. In addition, except as described below, regular United States federal income tax will not apply to gain realized on the disposition of shares of Common Stock, provided that:


          (i) the gain is not effectively connected with the conduct of a trade or business of the Non-U.S. Holder in the United States (or, if any of certain tax treaties applies, is not attributable to a United States permanent establishment of the Non-U.S. Holder within the meaning of the applicable treaty),


          (ii) in the case of a Non-U.S. Holder who is an individual, if such individual holds the Common Stock as a capital asset, either he (1) is not present in the United States for 183 or more days in the taxable year of the disposition (as calculated under certain provisions of the Code) or (2) if so present in the United States, such individual's "tax home" for United States federal income tax purposes is not in the United States and the gain is not attributable to an office or other fixed place of business maintained in the United States by such individual and



          (iii) if the Company is or has been a "United States Real Property Holding Corporation" at any time during the shorter of the holder's holding period or the five-year period ending on the date of disposition, (1) the Common Stock is or was during the calendar year of disposition regularly traded on an established securities market, and (2) the Non-U.S. Holder has not held, directly or indirectly, at any time during the shorter of the holder's holding period and the five-year period ending on the date of disposition, more than 5% of the shares of Common Stock.



The Company believes that it currently is and will continue to be a "United States Real Property Holding Corporation" and that the Common Stock currently is and will continue to be regularly traded on an established securities market.


FEDERAL ESTATE TAXES

     Shares of Common Stock owned, or treated as owned, by an individual who is a Non-U.S. Holder at the time of death will be subject to United States federal estate taxes, unless an applicable estate tax treaty provides otherwise.

UNITED STATES INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING

     The Company must report annually to the Internal Revenue Service the amount of dividends paid to, and the tax withheld with respect to, a Non-U.S. Holder. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected with a trade or business in the United States of the Non-U.S. Holder or withholding was reduced by an applicable tax treaty. Copies of these information returns may also be made available, under the provisions of a specific treaty or agreement, to the tax authorities in the country in which the Non-U.S. Holder resides. United States backup withholding tax, which generally is a withholding tax imposed at a rate of 31% on certain payments to persons that fail to furnish the information required under the United States information reporting requirements, will generally not apply to dividends paid on shares of Common Stock to a holder at an address outside the United States, under temporary treasury regulations, unless the payor has knowledge that the payee is a U.S. person.


     In general, the payment of the proceeds of the disposition of shares of Common Stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding. Information reporting requirements will apply, but backup withholding will not apply, to payments made outside the United States to or through a foreign office of a broker that is a United States person, a United States controlled foreign corporation or a foreign person 50% or more of whose gross income (over a certain period) is effectively connected with the conduct of a United States trade or business; however, information reporting will not apply if such broker has documentary evidence in its records of the owner's non-U.S. status, certain other conditions are met and such broker has no actual knowledge to the contrary or if the owner otherwise establishes an exemption. The Treasury is considering whether backup withholding will apply in additional circumstances.

     The payment of proceeds of the disposition of shares of Common Stock by a broker to or through a U.S. office is possibly subject to both backup withholding and information reporting requirements unless the holder certifies his non-U.S. status under penalties of perjury, or otherwise establishes an applicable exception.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the U.S. Underwriting Agreement, Columbia has agreed to sell to each of the U.S. underwriters named below (the "U.S. Underwriters"), for whom Salomon Brothers Inc ("Salomon Brothers"), Goldman, Sachs & Co. ("Goldman Sachs"), Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and Smith Barney Inc. ("Smith Barney") are acting as U.S. Representatives (the "U.S. Representatives"), the respective number of shares to Common Stock set forth opposite its name below:

                                                                            NUMBER OF
                                U.S. UNDERWRITERS                            SHARES
        ------------------------------------------------------------------  ---------
        Salomon Brothers Inc..............................................
        Goldman, Sachs & Co. .............................................
        Merrill Lynch, Pierce, Fenner & Smith
                    Incorporated..........................................
        Smith Barney Inc. ................................................
                                                                            ---------
                  Total...................................................
                                                                            ========

     The U.S. Underwriting Agreement provides that the several U.S. Underwriters will be obligated to purchase all the shares of Common Stock being offered (other than the shares covered by the over-allotment option described below), if any are purchased. The U. S. Underwriters have advised Columbia that they propose initially to offer such shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price, less a concession not in excess of
$          per share of the Common Stock. The U.S. Underwriters may allow, and
such dealers may reallow, a concession not in excess of $          per share of
Common Stock to other dealers. After the Offerings, the public offering price and such concessions may be changed.

     Columbia granted to the U.S. Underwriters and the international underwriters (the "International Underwriters" and, collectively with the U.S. Underwriters, the "Underwriters") options, exercisable during the 30-day period after the date of this Prospectus Supplement, to purchase up to 750,000 additional shares of Common Stock from Columbia at the initial offering price less the aggregate underwriting discounts and commissions, solely to cover over-allotments. To the extent that the U.S. Underwriters and the International Underwriters exercise such options, each of the U.S. Underwriters and the International Underwriters, as the case may be, will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such U.S. Underwriter's or International Underwriter's initial commitment.

     Columbia has entered into an International Underwriting Agreement with the International Underwriters named therein, for whom Salomon Brothers International Limited, Goldman Sachs International, Merrill Lynch International Limited and Smith Barney Inc. are acting as representatives (the "International Representatives"), providing for the concurrent offer and sale of 1,000,000 shares of Common Stock (in addition to the shares covered by the over-allotment options described above) outside the United States and Canada. The offering price and underwriting discount for the U.S. Offering made hereby and for the International Offering will be identical. The closing of the U.S. Offering is conditioned upon the closing of the International Offering and the closing of the International Offering is conditioned upon the closing of the U.S. Offering.

     Each U.S. Underwriter has severally agreed that, as part of the distribution of 4,000,000 shares of Common Stock offered by the U.S. Underwriters, (a) it is not purchasing any shares of Common Stock for the account of anyone other than a United States or Canadian Person, and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute any Prospectus Supplement or the accompanying Prospectus to any person outside the United States or Canada or to anyone other than a United States or Canadian Person. Each International Underwriter has severally agreed that, as part of the distribution of the 1,000,000 shares of Common Stock by the International Underwriters, (a) it is not purchasing any shares of Common Stock for the account of any

United States or Canadian Person, and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute any Prospectus Supplement or the accompanying Prospectus relating to the International Offering to any person within the United States or Canada or to any United States or Canadian Person.

     The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement Between U.S. Underwriters and International Underwriters. "United States Person" or "Canadian Person" means, respectively, any person who is a national or resident of the United States or Canada, any corporation, partnership or other entity created or organized in or under the laws of the United States or Canada, or of any political subdivision thereof, or any estate or trust the income of which is subject to the United States or Canadian federal income taxation, regardless of the source of its income (other than a foreign branch of any United States or Canadian Person), and includes any United States or Canadian branch of a person other than a United States or Canadian Person.

     Pursuant to the Agreement Between U.S. Underwriters and International Underwriters, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares of Common Stock so sold shall be the public offering price, less an amount not greater than the concession to securities dealers.

     Any offer of the Common Stock in Canada will be made only pursuant to an exemption from the registration and qualification requirements in any jurisdiction in Canada in which such offer is made.

     For a period of 120 days after the date of this Prospectus Supplement, Columbia has agreed, subject to certain exceptions, not to offer, sell or contract to sell, or otherwise dispose of, directly or indirectly, or announce the offering of, any shares of Common Stock, or any securities convertible into, or exchangeable for, shares of Common Stock, except shares offered pursuant to the Offerings, without the prior written consent of the U.S. Representatives.

     When more than 10% of the proceeds of a public offering of certain securities are to be paid to members of the National Association of Securities Dealers, Inc.("NASD") participating in such public offering or to affiliates of such members, Section 44(c)(8) of the NASD's Rules of Fair Practice requires disclosure of such fact.

     Each of Salomon Brothers, Goldman Sachs, Merrill Lynch and Smith Barney and/or certain affiliates thereof is a member of the NASD and owns shares of the Series A-Preferred Stock and/or the Series B-DECS. The U.S. Representatives and/or their affiliates may indirectly receive more than 10% of the net proceeds from the Offerings as a result of the use of such proceeds to repay borrowings under the Credit Facility which borrowings will be incurred to redeem the Series A-Preferred Stock and the Series B-DECS. See "Use of Proceeds."

     Salomon Brothers acted as a financial advisor to Columbia in connection with Columbia's Plan, for which it received or is due customary fees, subject to approval by the Bankruptcy Court. In addition, Salomon Brothers renders investment banking and financial advisory services to Columbia from time to time and receives customary fees for such services. Each of Salomon Brothers, Merrill Lynch and Smith Barney acted as a "pricing agent" in connection with Columbia's issuance of debt and preferred securities pursuant to Columbia's Plan. Merrill Lynch was a member of The Official Committee of Unsecured Creditors of Columbia organized in connection with Columbia's bankruptcy proceedings. Smith Barney acted as a financial advisor to The Official Committee of Equity Security Holders of Columbia, for which it received or is due customary fees for such service, subject to approval by the Bankruptcy Court.

     Columbia has agreed to indemnify the several U.S. Underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the U.S. Underwriters may be required to make in respect thereof.

                           LEGAL OPINIONS AND MATTERS

     The validity of the issuance of the shares for the Underwriters will be passed upon by Davis Polk & Wardwell, and by Cravath, Swaine & Moore, for Columbia.

     This Prospectus Supplement includes forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although Columbia believes that its expectations are based on reasonable assumptions, it can give no assurance that its goals or strategies will be achieved. Important factors that could cause actual results to differ materially from those in the forward looking statements or projections included herein include regulatory actions, the pace of deregulation of domestic retail natural gas and electricity markets, the timing and extent of change in commodity prices for all forms of energy and the timing and extent of Columbia's efforts to implement changes planned by management.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION, DATED MARCH 8, 1996.


PROSPECTUS

THE COLUMBIA GAS SYSTEM, INC.

DEBENTURES
PREFERRED STOCK
COMMON STOCK

The Columbia Gas System, Inc. (the "Company") intends to issue, and offer for sale, directly, through agents to be designated from time to time, or through dealers or underwriters also to be designated, (i) one or more series of its debentures (the "Debentures"), which will be unsecured senior obligations of the Company, (ii) shares of one or more series of its preferred stock, par value $10 (the "Preferred Stock") and (iii) shares of its common stock, par value $10 ("Common Stock" and, collectively with the Debentures and Preferred Stock, the "Securities"), all having an aggregate initial public offering price of up to $1,000,000,000 and each of which Securities will be offered to the public on terms to be determined at the time of sale. When a particular offering of Securities is made, a supplement to this Prospectus (a "Prospectus Supplement") will be delivered together with this Prospectus setting forth with respect to each offering the following (or the method of determination, thereof): (i) in the case of Debentures, the aggregate principal amount offered, denomination, maturity, priority, rate of interest (which may be fixed or variable), time and place of payment of interest, terms for optional redemption or repayment by the Company or for sinking fund payments, terms for any conversion or exchange into other securities, the initial public offering price, any stock exchange listings, any provisions related to Debentures issued as medium-term notes, original issue discount or other special terms, and the designation of the trustee, security registrar and paying agent, (ii) in the case of Preferred Stock, the specific title and stated value, number of shares or fractional interests therein, any dividend, liquidation, redemption, sinking fund, voting or other rights, the terms for any conversion or exchange into other securities, any stock exchange listings and the public offering price, (iii) in the case of Common Stock, the aggregate number of shares offered, the public offering price, any stock exchange listing and other terms thereof, and (iv) for all offerings of Securities, the underwriter or underwriters or agent or agents, if any, for such offerings of Securities, their compensation, the resulting net proceeds to the Company and any other relevant terms and conditions. See also "Descriptions of Securities" and "Plan of Distribution" herein.

This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


The date of this prospectus is March   , 1996.

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY AGENT. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION.

                            ------------------------

                               TABLE OF CONTENTS

AVAILABLE INFORMATION..................................................................    2
INCORPORATION OF DOCUMENTS BY REFERENCE................................................    2
THE COMPANY............................................................................    4
USE OF PROCEEDS........................................................................    5
RATIO OF EARNINGS TO FIXED CHARGES.....................................................    5
DESCRIPTIONS OF SECURITIES.............................................................    6
CORPORATE PROVISIONS...................................................................   16
PLAN OF DISTRIBUTION...................................................................   16
LEGAL OPINIONS.........................................................................   17
EXPERTS................................................................................   17

                            ------------------------

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission ("SEC"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, as well as at the following SEC Regional Offices: 75 Park Place, New York, NY 10007 and Kluczynski Federal Building, 230 S. Dearborn Street, Chicago, IL 60604. Such material can also be inspected at the New York Stock Exchange, 20 Broad Street, New York, NY, 10005. Copies can be obtained from the SEC by mail at prescribed rates. Requests should be directed to the SEC's Public Reference Section, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549.

                            ------------------------

                    INCORPORATION OF DOCUMENTS BY REFERENCE


     The following documents have been filed with the SEC and are incorporated herein by reference: (1) the Company's Annual Report on Form 10-K for the year ended December 31, 1995 and (2) the Company's Current Reports on Form 8-K filed on February 8, 1996 and February 28, 1996.


     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of any offering of Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents described above which have been incorporated by reference in this Prospectus, other than exhibits to such documents. Requests for copies of such documents should be directed to The Columbia Gas System, Inc., Attention: Director, Investor Relations, 20 Montchanin Road, Wilmington, DE 19807 -- telephone (302) 429-5331 or (302) 429-5332.

                                  THE COMPANY

     The Company operates one of the largest integrated natural gas systems in the United States and was organized under the laws of the State of Delaware on September 30, 1926. It is a registered holding company under the Public Utility Holding Company Act of 1935 (the "Holding Company Act") and derives substantially all its revenues and earnings from the operating results of its direct subsidiaries. The Company owns all of the securities of its subsidiaries except for approximately 8 percent of the stock in Columbia LNG Corporation ("Columbia LNG"). The Company's subsidiaries are engaged in natural gas transmission, natural gas distribution, exploration for and production of oil and natural gas, and other energy operations.

     On July 31, 1991, the Company and its wholly-owned subsidiary, Columbia Gas Transmission Corporation ("Columbia Transmission"), filed separate petitions for protection under Chapter 11 of the Federal Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). The Company and Columbia Transmission had operated under the protection of Chapter 11 of the Federal Bankruptcy Code since their respective bankruptcy filings on July 31, 1991. On November 15, 1995, the Bankruptcy Court confirmed the Third Amended Plan of Reorganization of the Company dated July 27, 1995 ("POR") and the Amended Plan of Reorganization of Columbia Transmission dated July 17, 1995 (the "TCO POR") and emerged from their respective bankruptcy proceedings. On November 28, 1995 the Company and Columbia Transmission consummated the POR and TCO POR, respectively.

     The Company's two interstate pipeline transmission companies, Columbia Transmission and Columbia Gulf Transmission Company, operate a 23,200-mile pipeline network that extends from offshore in the Gulf of Mexico to New York State and the eastern seaboard. In addition, Columbia Transmission operates one of the nation's largest underground natural gas storage systems.

     Five distribution subsidiaries provide natural gas service to almost 2.0 million residential, commercial and industrial customers in Ohio, Pennsylvania, Virginia, Kentucky, and Maryland. These subsidiaries purchase gas supplies to serve their high-priority customers and transport gas for industrial and commercial customers who purchase gas from other sources. The distribution subsidiaries operate more than 30,600 miles of pipelines.


     The Company's two oil and gas subsidiaries explore for, develop, produce, and market oil and natural gas in the United States. These companies hold interests in more than 2.2 million net acres of gas and oil leases and have proved oil and gas reserves in excess of 609 billion cubic feet of gas equivalent (Bcfe). On February 26, 1996, the Company announced that it had entered into an agreement, subject to customary conditions to closing, for the sale of Columbia Gas Development Corporation to Hunt Petroleum Corporation for approximately $200 million subject to certain purchase price adjustments plus an overriding royalty interest in certain oil and gas leases. Columbia Development is the Company's southwest oil and gas exploration and production subsidiary representing approximately 196 Bcfe of the above-referenced proved oil and gas reserves.


     The Company has a subsidiary that is engaged in its nonregulated natural gas marketing efforts and provides an array of supply and fuel management services to distribution companies, independent power producers and other large end users both on and off the transmission and distribution subsidiaries' pipeline systems.

     The Company, through another subsidiary, participates in natural gas-fueled cogeneration projects that produce both electricity and thermal energy. In addition, the Company's two propane subsidiaries sell propane at wholesale and retail to approximately 74,300 customers in eight states. Another Company subsidiary leases over 500 million tons of coal reserves, much of which contains less than one percent sulfur.

     Columbia LNG is a participant in a partnership that operates a natural gas peaking service at its LNG facility in Maryland.

     Columbia Gas System Service Corporation provides centralized, cost-efficient data processing, financial, accounting, legal, and other services for the Company and other subsidiaries.

     The Company's principal executive offices are located at 20 Montchanin Road, Wilmington, Delaware 19807-0020 and its telephone number is (302) 429-5000.

                                USE OF PROCEEDS

     Unless otherwise provided in the applicable Prospectus Supplement, the net proceeds from the issuance of the Securities will be used for general corporate purposes, which may include: making distributions to producers and other creditors whose claims have not been finally determined pursuant to the TCO POR, refunding securities issued under the POR and financing working capital requirements and capital expenditures. The use of proceeds for each specific issuance of Securities will be described in the applicable Prospectus Supplement.

                       RATIO OF EARNINGS TO FIXED CHARGES

     Both actual and adjusted ratio of earnings to fixed charges for the Company for each of the five years ended December 31 are as follows:

                                                          YEAR ENDED DECEMBER 31
                                                -------------------------------------------
                                                1995      1994      1993     1992      1991
                                                -----     -----     ----     -----     ----
    Actual....................................    N/A*    27.44     3.84     12.77     N/A*
    Adjusted..................................   1.19      1.59     1.21       N/A*    N/A*

---------------
* To achieve a one-to-one coverage, the Company would need an additional $671.1 million of actual earnings in 1995, an additional $55.8 million of adjusted earnings in 1992 and an additional $1,211.6 million of actual earnings in 1991 and an additional $1,313.1 million of adjusted earnings in 1991.

     The actual ratio of earnings to fixed charges was calculated based on information from the Company's books and records. In computing the ratio of earnings to fixed charges, earnings consist of net earnings of the Company and its consolidated subsidiaries plus taxes on income and fixed charges, plus dividends received from non-consolidated associated companies accounted for by the equity method, less interest capitalized net of amount amortized and less equity earnings of non-consolidated associated companies accounted for by the equity method. No preferred dividends were declared during any of the periods indicated and no preferred shares were outstanding prior to 1995; therefore the ratio of earnings to combined fixed charges and preferred share dividend requirements would have been the same as the ratio of earnings to fixed charges for each period indicated.

     Adjusted earnings to fixed charges ratios reflect an increase to fixed charges for an estimate of interest expense not recorded during bankruptcy in order to provide more meaningful ratios.

                           DESCRIPTIONS OF SECURITIES

                                   DEBENTURES

     The Debentures are to be issued under an Indenture (the "Indenture"), dated as of November 28, 1995, between the Company and Marine Midland Bank, as Trustee (the "Trustee"). The following summary statements with respect to the Debentures do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the detailed provisions of the Indenture, the form of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. Capitalized terms are defined in the Indenture unless otherwise defined herein. Whenever any particular section of the Indenture or any term defined therein is referred to, such section or definition is incorporated herein by reference.

GENERAL

     The Debentures offered hereby will be limited to an aggregate initial offering price not to exceed $1,000,000,000. The Indenture does not limit the amount of Debentures which can be issued thereunder and provides that additional Debentures may be issued in one or more series up to the aggregate principal amount which may be authorized from time to time by the Company's Board of Directors. The Debentures will be unsecured senior obligations of the Company and will rank equally and ratably with all other unsecured unsubordinated indebtedness of the Company.

     Reference is made to the Prospectus Supplement relating to the particular Debentures offered thereby for the following terms, where applicable, of the
Debentures: (i) the specific designation of the Debentures; (ii) the denominations in which such Debentures are authorized to be issued; (iii) the aggregate principal amount of such Debentures; (iv) the date or dates on which the principal of such Debentures will mature or the method of determining such date or dates; (v) the price or prices (expressed as a percentage of the aggregate principal amount thereof) at which the Debentures will be issued; (vi) the rate or rates (which may be fixed or variable) at which such Debentures will bear interest, if any, or the method of calculating such rate or rates; (vii) the times and places where principal of, premium, if any, and interest, if any, on such Debentures will be payable; (viii) the date, if any, after which such Debentures may be redeemed and the redemption prices; (ix) the date or dates on which interest, if any, will be payable and the record date or dates therefor or the method by which such date or dates will be determined; (x) the period or periods within which, the price or prices at which, and the terms and conditions upon which, such Debentures may be redeemed, in whole or in part, at the option of the Company; (xi) the obligations, if any, of the Company to redeem or purchase such Debentures pursuant to any sinking fund or analogous provisions, upon the happening of a specified event or at the option of a holder thereof and the period or periods within which, the price or prices at which and the terms and conditions upon which, such Debentures will be redeemed or purchased, in whole or in part, pursuant to such obligations; (xii) if other than the principal amount hereof, the portion of the principal amount of such Debentures which will be payable upon declaration of the acceleration of the maturity thereof or the method by which such portion shall be determined; (xiii) the person to whom any interest on any such Debenture will be payable if other than the person in whose name such Debenture is registered on the applicable record date; (xiv) any addition to, or modification or deletion of, any Event of Default or any covenant of the Company specified in the Indenture with respect to such Debentures; (xv) the application, if any, of such means of defeasance or covenant defeasance as may be specified for such Debentures; (xvi) whether such Debentures are to be issued in whole or in part in the form of one or more temporary or permanent global securities and, if so, the identity of the depositary for such global security or securities; and (xvii) any other special terms pertaining to such Debentures. Unless otherwise specified in the applicable Prospectus Supplement, the Debentures will not be listed on any securities exchange.

     Unless otherwise provided in the applicable Prospectus Supplement, principal and premium, if any, or interest, if any, will be payable and the Debentures may be surrendered for payment or transferred at the offices of the Trustee as paying and authenticating agent, provided that payment of interest on registered Debentures may be made at the option of the Company by check mailed to the address of the person entitled thereto as it appears in the Debenture register.

     Unless otherwise specified in the applicable Prospectus Supplement, the Debentures will be issued in fully registered form without coupons in denominations set forth in the Prospectus Supplement. No service charge will be made for any transfer or exchange of such Debentures, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

     Some of the Debentures may be issued at a discount (bearing no interest or interest at below market rates) ("Original Issue Discount Securities") to be sold at a substantial discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

     The Debentures rank pari passu with other debentures issued under the Indenture and with borrowings under the Company's $1 Billion Credit Agreement Dated as of November 28, 1995.

     The Indenture contains no covenants or other provisions that would afford protection to holders of Debentures in the event of a highly-leveraged transaction or a change in control of the Company.

RESTRICTIVE COVENANTS

  Definitions

     "Affiliate" of any specified person means any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person. For the purposes of the definition, "control" when used with respect to any specified person means the power to direct the management and policies of such person directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

     "Bankruptcy Law" means Title 11, United States Code, or any similar federal or state law for the relief of debtors.

     "Consolidated Net Tangible Assets" means the sum of the Net Tangible Assets of the Company and its consolidated Subsidiaries after eliminating intercompany items.

     "Custodian" means any receiver, trustee, assignee, liquidator, custodian or similar official under any Bankruptcy Law.

     "Debt" of any person means, without duplication,

          (i) the principal of and premium, if applicable, in respect of (a) indebtedness of such person for money borrowed and (b) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such person is responsible;

          (ii) all capital lease obligations of such person;

          (iii) all obligations of such person issued or assumed as the deferred purchase price of property (but excluding trade accounts payable arising in the ordinary course of business);

          (iv) all obligations of such person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (i) through (iii) above) entered into in the ordinary course of business of such person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third business day following receipt of a demand for reimbursement following payment on the letter of credit);

          (v) all obligations of the type referred to in clauses (i) through
     (iv) of other persons for the payment of which such person is responsible or liable as obligor or guarantor, and

          (vi) all obligations of the type referred to in clauses (i) through
     (v) of other persons secured by any Lien on any asset of such person (whether or not such obligation is assumed by such person), the amount of any such obligation which is not assumed being deemed to be the lesser of the amortized cost of such assets or the amount of the obligation so secured.

     "Funded Debt" means all Debt of a Significant Subsidiary which matures by its terms, or is renewable by such Subsidiary to a date, more than one year after the date of its original creation.

     "Lien" means any mortgage, pledge, deposit for security, security interest or other similar lien, other than the following: (i) liens for taxes or assessments or other local, state or federal governmental charges or levies;
(ii) any lien to secure obligations under workmen's compensation or unemployment insurance laws or similar legislation; (iii) any lien to secure performance in connection with bids, tenders, contracts (other than contracts for the payment of Debt) or leases (other than capital lease obligations) made in the ordinary course of business by the Company or any Affiliate thereof; (iv) liens to secure public or statutory obligations; (v) materialmen's, mechanics', carriers', workmen's, repairmen's, construction, or other liens or charges arising in the ordinary course of business; or deposits to obtain the release of such liens;
(vi) any lien to secure indemnity, performance, surety or similar bonds to which the Company or any affiliate of the Company is a party; (vii) liens created by or resulting from court or administrative proceedings which are currently being contested in good faith by appropriate actions or proceedings or for the purpose of obtaining a stay or discharge in the course of any court or legal proceedings for which appropriate accounting reserves have been made to the extent required by generally accepted accounting principles; (viii) leases (other than capital lease obligations) made, or existing on property acquired, constructed or improved, in the ordinary course of business, together with repairs and additions thereto and improvements thereof; (ix) landlords' liens; (x) zoning restrictions, easements, licenses, reservations or restrictions in respect of currently owned or hereafter acquired, constructed, or improved tangible property or defects or irregularities (including any terms, conditions, agreements, covenants, exceptions and reservations expressed or provided in deeds or other agreements) in title thereto, which do not materially impair the conduct of the business of the Company; (xi) any of such liens described in clauses (i) through (x), whether or not delinquent, whose validity or applicability is at the time being contested in good faith by appropriate actions or proceedings of the Company or any Subsidiary and for which appropriate accounting reserves have been made to the extent required by generally accepted accounting principles; (xii) liens securing obligations neither assumed by the Company or any Subsidiary nor on account of which any of them customarily pays interest directly or indirectly, existing, either at the date hereof, or, as to property hereafter acquired, constructed, or improved at the time of acquisition, construction or improvement by the Company or a Subsidiary; (xiii) any right which any municipal or governmental body or agency may have by virtue of any franchise, license, contract or statute to purchase, or designate a purchaser of or order the sale of, any property of the Company or any Subsidiary upon payment of reasonable compensation therefor, or to terminate any franchise, license or other rights or to regulate the property and business of the Company or any Subsidiary; (xiv) the lien of judgments covered by insurance, or upon appeal and covered, if necessary, by the filing of an appeal bond, or if not so covered, not exceeding at any one time $10,000,000 in aggregate amount; (xv) any lien or encumbrance, moneys sufficient for the discharge of which have been deposited in trust with the Trustee hereunder or with the trustee or mortgagee under the instrument evidencing such lien or encumbrance, with irrevocable authority to the Trustee hereunder or to such other trustee or mortgagee to apply such moneys to the discharge of such lien or encumbrance to the extent required for such purpose; (xvi) rights reserved to or vested in others to take or receive any part of the gas, by-products of gas or steam or electricity generated or produced by or from any properties of the Company or any Subsidiary or with respect to any other rights concerning supply, transportation, or storage of a commodity which is used in the ordinary course of business; and (xvii) liens created or assumed by the Company or a Subsidiary in connection with the issuance of debt securities, the interest on which is excludable from the gross income of the holders of such securities pursuant to
Section 103 of the Internal Revenue Code of 1986, or any successor section.

     "Net Tangible Assets" as applied to any person on any date shall mean the gross book value as shown on the books of such person of all its property both real and personal (exclusive of licenses, patents, patent applications, copyrights, trademarks, trade names, goodwill, experimental or organizational expense and other like intangibles, treasury stock and unamortized debt discount and expense but including regulatory assets properly recorded on the balance sheet), less all reserves for depreciation, obsolescence, depletion and amortization of its properties as shown by the books and all other proper reserves which in accordance with generally accepted accounting principles should be provided in connection with the business conducted.

     "Preferred Stock" as applied to the capital stock of any corporation, means stock of any class or classes (however designated) (a) which is preferred as to the payment of dividends, or as to the distribution of assets on any voluntary or involuntary liquidation or dissolution of such corporation, over shares of any other stock of any class of such corporation or (b) which contains provisions requiring the mandatory redemption of such stock or the mandatory payment of dividends thereon or which permit the holders of such stock to put such stock to the issuer thereof.

     "Secured Debt" means Debt secured by a Lien.

     "Significant Subsidiary" means a Subsidiary that meets the conditions for being classified as a "significant subsidiary" under Regulation S-X of the SEC.

     "Subsidiary" means a corporation or limited liability corporation of which a majority of the capital stock, having voting power under ordinary circumstances to elect directors, is owned by the Company and/or one or more Subsidiaries of the Company.

LIMITATION ON SECURED DEBT (SECTION 3.03)

     The Company has covenanted that it will not issue any Secured Debt after the date of the Indenture without making effective provision to ratably secure the Debentures of all series issued and outstanding pursuant to the Indenture. The preceding sentence does not require the Company to ratably secure the Debentures upon the issuance of the following Secured Debt:

          (1) Debt of the Company which is incurred to finance the acquisition, construction or improvement of assets of the Company and its Subsidiaries, which acquisition is consummated, or which construction or improvement is commenced, after the date of this Indenture; provided, however, that such Debt shall not be secured by any assets of the Company other than assets so acquired, constructed or improved (together with (i) to the extent the terms of Secured Debt so provide, repairs and additions thereto and improvements thereof, and (ii) with respect to construction and improvement, any theretofore unimproved real property on which the property so constructed or improved is located);

          (2) Debt of the Company which is secured by assets of a person where such Debt was existing at the time such person was merged or consolidated with the Company or at the time of sale, other disposition, or lease of the properties of such person as an entirety (or substantially as an entirety) to the Company; provided, however, that such Debt shall not be secured by any assets of the Company other than the assets subject thereto at the time of the acquisition (together with, to the extent the terms of Secured Debt so provides, repairs and additions thereto and improvements thereof);

          (3) Debt of the Company issued to refinance such Debt incurred under paragraphs (1) and (2) provided that the Debt so issued is not secured by a Lien on assets other than those which secure the Debt being refinanced (together with, to the extent the terms of new Secured Debt so provides, repairs and additions thereto and improvements thereof);

          (4) Debt of the Company which is secured by inventory, accounts receivable, or customers' installment paper, or the proceeds thereof, including by means of asset securitization;

          (5) obligations arising with respect to production payments; and

          (6) other Debt which does not exceed, in an aggregate principal amount at any one time outstanding, ten percent (10%) of the Consolidated Net Tangible Assets of the Company and its consolidated Subsidiaries, determined as of the end of the most recent fiscal quarter of the Company ending not less than 45 days from the date of determination.

LIMITATIONS ON FUNDED DEBT OR PREFERRED STOCK OF SIGNIFICANT SUBSIDIARIES (SECTION 3.04)

     The Company shall not permit any Significant Subsidiary to issue, directly or indirectly, any Funded Debt or Preferred Stock except:

          (1) Funded Debt and Preferred Stock issued and outstanding on or prior to the date of the Indenture;

          (2) Funded Debt and Preferred Stock issued to and held by the Company or a Subsidiary; provided, however, that any subsequent issuance or transfer of any common stock which results in any such Subsidiary ceasing to be a Subsidiary and any subsequent transfer of such Debt or Preferred Stock (other than to the Company or a Subsidiary) shall be deemed the issuance of such Debt by the issuer thereof;

          (3) Funded Debt and Preferred Stock of a Significant Subsidiary issued and outstanding on or prior to the date on which such Significant Subsidiary was acquired by the Company or on which it became a Significant Subsidiary;

          (4) Funded Debt and Preferred Stock issued to finance the acquisition by such Significant Subsidiary of any assets or capital stock of any person or the construction or improvement of assets of such Significant Subsidiary, which acquisition is consummated, or which construction or improvement is commenced, after the date of the Indenture;

          (5) Funded Debt and Preferred Stock issued in exchange for, or the proceeds of which are used to refund or refinance, Debt or Preferred Stock referred to in the foregoing clauses (1) through (4) or to reacquire equity or debt or to repay debt of such Significant Subsidiary held by the Company or a Subsidiary;

          (6) Funded Debt issued with respect to (a) obligations that are tax-exempt pursuant to Section 103 of the Internal Revenue Code of 1986 as from time to time amended and that are issued in connection with pollution control or other facilities of such Significant Subsidiary or (b) other obligations, whether taxable or tax-exempt, that are issued through any public or governmental authority in connection with pollution control or other facilities of such Significant Subsidiary;

          (7) Funded Debt in an aggregate amount not exceeding the sum of (a) total inventory of the Significant Subsidiary; (b) total accounts receivable of the Significant Subsidiary; and (c) the total amount of customers' installment paper of such Significant Subsidiary, determined in accordance with generally accepted accounting principles, in each case, as of the end of the most recent fiscal quarter of such Significant Subsidiary ending not less than 45 days from the date of determination;

          (8) obligations with respect to production payments; and

          (9) Funded Debt in an aggregate principal amount and Preferred Stock having an aggregate preferential involuntary liquidation value, in either case which, when added to the aggregate principal amount of Funded Debt of all other Significant Subsidiaries (other than Funded Debt referred to in clauses (1) through (8) above) and when added to the aggregate preferential involuntary liquidation value of Preferred Stock (other than Preferred Stock referred to in clauses (1) through (5) above), does not exceed, at any one time outstanding, ten percent (10%) of the sum of the Net Tangible Assets of such Significant Subsidiary and all other Significant Subsidiaries determined on a consolidated basis, as of the end of the most recent fiscal quarter of each such Significant Subsidiary ending not less than 45 days from the date of determination.

CONSOLIDATION, MERGER AND SALE OF ASSETS (SECTION 4.01)

     The Company may not consolidate or merge with or into, or transfer or lease all or substantially all its assets to, any person, unless (i) the person (if other than the Company) formed by such consolidation or into which the Company is merged or which acquires or leases all or substantially all the assets of the Company is organized and existing under the laws of the United States, any state thereof or the District of Columbia and expressly assumes all of the Company's obligations under the Debentures and under the Indenture; (ii) immediately after giving effect to such transaction no Event of Default shall have happened and be continuing; and (iii) certain other conditions are met.

SECURED DEBT OF COLUMBIA TRANSMISSION (INDENTURE SUPPLEMENTS WITH RESPECT TO POR DEBENTURES)

     Supplemental Indentures for the Debentures issued pursuant to the POR contain a covenant requiring the Company, for the period through, and including, November 27, 1999, to either hold $600 million of Columbia Transmission Secured Debt or retire (by the means prescribed by the covenant) Company funded debt in an amount equal to 150% of the amount by which $600 million exceeds the amount of Columbia Transmission Secured Debt held by the Company.

EVENTS OF DEFAULT (SECTION 5.01)

     The following are Events of Default with respect to Debentures:

          (1) default in any payment of interest on any Debenture when the same becomes due and payable and such default continues for a period of 20 days;

          (2) default in the payment of the principal of any Debenture when the same becomes due and payable at its stated maturity, upon declaration or otherwise;

          (3) failure to comply with the Indenture provisions relating to the merger, consolidation or transfer of assets;

          (4) failure to comply with any of its agreements in the Debentures or Indenture (other than those referred to in (1), (2), or (3) above) and such failure continues for 60 days after the notice specified below;

          (5) the Company has entered against it final, non-appealable court judgments for the payment of money exceeding in the aggregate $50,000,000 in uninsured liability and such judgments are not discharged, paid or adequately provided for within 60 days after the last of such judgments become final and non-appealable;

          (6) the Company pursuant to or within the meaning of any Bankruptcy
     Law: (a) commences a voluntary case; (b) consents to the entry of an order for relief against it in an involuntary case; (c) consents to the appointment of a custodian of it or for any substantial part of its property; or (d) makes a general assignment for the benefit of its creditors (collectively, a "Bankruptcy Default"); or

          (7) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that: (a) is for relief against the Company in an involuntary case; (b) appoints a Custodian of the Company or for any substantial part of its property; or (c) orders the winding up or liquidation of the Company; and the order or decree remains unstayed and in effect for 60 days.

     A default of the type described in clause (4) above is not an Event of Default until the Trustee or the holders of at least 25% in principal amount of the Debentures notify the Company of the default and the Company does not cure the default within the time specified in clause (4) after receipt of such notice.

     The Company is required to file with the Trustee on an annual basis a certificate executed by two of its officers stating that the Company is in compliance with the terms of the Indenture (Section 3.05).

ACCELERATION OF MATURITY (SECTION 5.02)

     If an Event of Default with respect to Debentures occurs and is continuing, then, and in each and every such case, unless the principal of all of the Debentures shall have already become due and payable, either the Trustee or the holders of not less than 25% in principal amount of the Debentures, by notice in writing to the Company (and to the Trustee if given by holders), may declare the entire principal amount (or, if the Debentures of such lesser series are Original Issue Discount Securities, such portion of the principal as may be specified in the terms of such Original Issue Discount Securities) of all of the Debentures and any premium and interest accrued thereof to be due and payable immediately, and upon any such declaration such principal amount (or specified amount) and any premium and interest accrued thereon shall become immediately due and payable. If an Event of Default specified previously in clause (6) or
(7) under the caption "Descriptions of Securities; Debentures -- Events of Default" ("Bankruptcy Defaults") occurs and is continuing, the principal of and interest on all the Debentures shall ipso facto become and be immediately due and payable without any declaration or other act.

     However, at any time after a declaration of acceleration with respect to Debentures has been made, but before a judgment or decree based on such acceleration has been obtained, the holders of a majority in principal amount of the Debentures may, under certain circumstances, rescind and annul such acceleration.

     Reference is made to the Prospectus Supplement relating to each series of Debentures which are Original Issue Discount Securities for the particular provision relating to acceleration of the maturity of a portion of the principal amount of such Original Issue Discount Securities upon the occurrence of an Event of Default and the continuation thereof.

WAIVER AND MODIFICATION (SECTION 5.04 AND 8.02)

     The holders of a majority in principal amount of Debentures may waive any past default under the Indenture with respect to Debentures, except a default not theretofore cured in the payment of the principal of or interest on any Debentures or in respect of any provision which under the Indenture cannot be modified or amended without the consent of the holder of each Debenture affected. (Section 5.04).

     The Indenture contains provisions permitting the Company and the Trustee to enter into one or more supplemental indentures without the consent of the holders of any of the Debentures in order (i) to cure any ambiguity, omission, defect or inconsistency; (ii) to evidence the succession of another corporation to the Company and the assumption of the covenants of the Company by a successor to the Company; (iii) to provide for uncertificated Debentures in addition to or in place of certificated Debentures; (iv) to comply with requirements of the SEC in connection with qualifying the Indenture under the Trust Indenture Act of 1939, as amended; (v) to add to the covenants of the Company for the benefit of holders of Debentures or to surrender any right or power of the Company; or (vi) to make any change that does not adversely affect the interests of any holder of Debentures in any material respect. (Section 8.01).

     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the holders of a majority in principal amount of the Debentures outstanding; provided, however, that no such modification or amendment may, without the consent of the holder of each Debenture affected thereby, (i) reduce the principal amount of Debentures whose holders must consent to an amendment; (ii) reduce the rate of or extend the time for payment of interest on any Debenture; (iii) reduce the principal of or extend the fixed maturity of any Debenture; (iv) reduce the premium payable upon the redemption of any Debenture or change the time at which any Debenture may or shall be redeemed; (v) make any Debenture payable in money other than that stated in the Debenture; or (vi) reduce the percentage in principal amount of Debentures, the consent of the holders of which is required for modification or amendment of the Indenture or for waiver of certain defaults; and, provided further, that in case more than one series of Debentures (or Debentures of a single series which have different terms) are outstanding under the Indenture, any such proposed amendment affects the rights of holders of Debentures of one or more series (or Debentures of a single series which have different terms) and does not affect the rights of holders of the Debentures of one or more of the other series (or Debentures of a single series which have different terms), then only holders of Debentures to be affected shall have authority or be required to consent to or approve such amendment. Any waiver of a default is deemed to affect the Debentures of all series, and any modification of the provisions of any sinking fund or covenant established in respect of Debentures of a particular series (or Debentures of a single series having the same terms) are deemed to affect only such Debentures. (Section 8.02)

SATISFACTION, DISCHARGE, AND DEFEASANCE PRIOR TO MATURITY OR REDEMPTION (SECTIONS 7.01 AND 7.02)

     The Company may, at any time, terminate (i) all its obligations under the Indenture with respect to the Debentures of a series (such termination by the Company, a "Legal Defeasance ") or (ii) its obligations to comply with certain restrictive covenants ("Covenant Defeasance") with respect to the Debentures of a series, provided that the Company irrevocably deposits in trust with the Trustee money or U.S. Government Obligations for the payment of principal of and interest on the Debentures of the series to be defeased to maturity or redemption, as the case may be. The conditions to Legal Defeasance or Covenant Defeasance shall be that (i) no default exists or occurs, (ii) the Company obtains a certificate from a firm of nationally recognized independent accountants that the deposited U.S. Government Obligations will be sufficient to pay principal of and interest on the Debentures to be defeased when due and
(iii) in the case of Legal Defeasance, 91 days pass after the deposit is made and no Bankruptcy Default with respect to the Company is continuing at the end of the 91-day period.

FEDERAL INCOME TAX CONSEQUENCES RELATED TO DEFEASANCE

     Under current federal income tax law, a Covenant Defeasance as described above will not result in a taxable event to any holder of Debentures or otherwise affect the federal income tax consequence of an investment in Debentures.

     The federal income tax treatment of a Legal Defeasance as described above is not clear. A Legal Defeasance may be treated as a taxable exchange of such Debentures for beneficial interests in the trust consisting of the securities. In that event, a holder of Debentures would be required to recognize gain or loss equal to the difference between the holder's adjusted basis for the Debentures and the fair market value of the holder's beneficial interest in such trust. Thereafter, such holder would be required to include in income a share of the income, gain, and loss of the trust. Purchasers of the Debentures should consult their own advisors with respect to the tax consequences to them of such Legal Defeasance, including the applicability and effect of tax laws other than federal income tax law.

                                PREFERRED STOCK

     The following summary contains a description of certain general terms of the Company's Preferred Stock to which any Prospectus Supplement may relate. Certain terms of any series of Preferred Stock that may be offered by any Prospectus Supplement will be described in the Prospectus Supplement relating thereto. If so indicated in the Prospectus Supplement, the terms of any series may differ from the terms set forth below. The description of certain provisions of the Company's Preferred Stock does not purport to be complete and is subject to and qualified in its entirety by reference to the provisions of the Company's Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation"), and the Certificate of Designation (the "Certificate of Designation") relating to each particular series of Preferred Stock which will be filed by amendment or incorporated by reference, as the case may be, as an exhibit to the Registration Statement of which this Prospectus is a part at or prior to the time of the issuance of such Preferred Stock.

GENERAL

     Under the Certificate of Incorporation, the Board of Directors of the Company is authorized, without further stockholder action to provide for the issuance of up to 40,000,000 shares of Preferred Stock, of which 7,999,494 shares of 7.89% Preferred Stock, Series A, with a liquidation value of $25 per share and 4,898,946 shares of 5.22% Convertible Preferred Stock, Series B, with a liquidation value of $40.82 per share were issued and outstanding as of December 31, 1995. On February 26, 1996, the Company redeemed the DECS and Preferred Stock as permitted under the terms of the applicable Certificate of Designation.



     Preferred Stock may be issued in one or more series, with such designations or titles; dividend rates; any redemption provisions; special or relative rights in the event of liquidation, dissolution, distribution or winding up of the Company; any sinking fund provisions; any conversion provisions; any voting rights; and any other preferences, privileges, powers, rights, qualifications, limitations and restrictions, as shall be set forth as and when established by the Board of Directors of the Company. The shares of any series of Preferred Stock will be, when issued, fully paid and nonassessable and holders thereof will have no preemptive rights in connection therewith.


     The liquidation preference of any series of Preferred Stock is not necessarily indicative of the price at which shares of such series of Preferred Stock will actually trade at or after the time of their issuance. The market price of any series of Preferred Stock can be expected to fluctuate with changes in market and economic conditions, the financial condition and prospects of the Company and other factors that generally influence the market price of securities.

RANK

     Any series of Preferred Stock will, with respect to rights on liquidation, winding up and dissolution, rank (i) senior to Common Stock and to all other equity securities issued by the Company, the terms of which specifically provide that such equity securities will rank junior to such series of Preferred Stock (the "Junior Liquidation Securities"); (ii) on a parity with all equity securities issued by the Company, the terms of which specifically provide that such equity securities will rank on a parity with such series of Preferred Stock ("Parity Liquidation Securities"); and (iii) junior to all equity securities issued by the Company, the terms of which specifically provide that such equity securities will rank senior to such series of Preferred Stock (the "Senior Liquidation Securities"). In addition, any series of Preferred Stock will, with respect to dividend rights, rank (i) senior to all equity securities issued by the Company, the terms of which specifically provide that such equity securities will rank junior to such series of Preferred Stock and, to the extent provided in the applicable Certificate of Designation, to Common Stock; (ii) on a parity with all equity securities issued by the Company, the terms of which specifically provide that such equity securities will rank on a parity with such series of Preferred Stock and, to the extent provided in the applicable Certificate of Designation, to Common Stock ("Parity Dividend Securities"); and
(iii) junior to all equity securities issued by the Company, the terms of which specifically provide that such equity securities will rank senior to such series of Preferred Stock. As used in any Certificate of Designation for these purposes, the term "equity securities" will not include debt securities convertible into or exchangeable for equity securities.

DIVIDENDS

     Holders of each series of Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors of the Company out of funds legally available therefor, cash dividends at such rates and on such dates as are set forth in the Prospectus Supplement relating to such series of Preferred Stock. Dividends will be payable to holders of record of Preferred Stock as they appear on the books of the Company on such record dates as shall be fixed by the Board of Directors. Dividends on any series of Preferred Stock may be cumulative or non-cumulative.

     No full dividends may be declared or paid out of funds set apart for the payment of dividends on any series of Preferred Stock unless dividends shall have been paid or set apart for such payment on any senior series of Preferred Stock or on any Parity Dividend Securities. If full dividends are not so paid, such series of Preferred Stock shall be subordinated to payment of dividends on any senior series and shall share dividends pro rata with any Parity Dividend Securities.

CONVERSION AND EXCHANGE

     The Prospectus Supplement for any series of Preferred Stock will state the terms, if any, on which shares of that series are convertible into other securities, including shares of another series of Preferred Stock or Common Stock, or exchangeable for another series of Preferred Stock, Common Stock or Debentures of the Company. The Common Stock of the Company is described below under "Common Stock".

LIQUIDATION PREFERENCE

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, holders of each series of Preferred Stock that ranks senior to the Junior Liquidation Securities will be entitled to receive out of assets of the Company available for distribution to shareholders, before any distribution is made on any Junior Liquidation Securities, including Common Stock, distributions upon liquidation in the amount set forth in the Prospectus Supplement relating to each such series of Preferred Stock. If the holders of the Preferred Stock of any series and any other Parity Liquidation Securities are not paid in full, the holders of the Preferred Stock of such series and the Parity Liquidation Securities will share ratably in any such distribution of assets of the Company in proportion to the full liquidation preferences to which each is entitled. After payment of the full amount of the liquidation preference to which they are entitled, the holders of such series of Preferred Stock will not be entitled to any further participation in any distribution of assets of the Company.

VOTING RIGHTS

     Except as indicated in the Prospectus Supplement relating to a particular series of Preferred Stock or except as expressly required by applicable law or the Certificate of Incorporation, the holders of shares of Preferred Stock will have no voting rights.

REISSUANCE

     Preferred Stock redeemed or otherwise acquired by the Company will assume the status of authorized but unissued Preferred Stock and may thereafter be reissued in the same manner as other authorized but unissued Preferred Stock.

                                  COMMON STOCK

     The Company has authorized 100,000,000 shares of Common Stock, $10 par value, of which 49,204,025 shares were issued and outstanding as of December 31, 1995. The shares of Common Stock currently outstanding are, and the shares of Common Stock that may be offered hereby will be, fully paid and nonassessable.

     Subject to the rights of the holders of any preferred stock then outstanding, holders of Common Stock are entitled to one vote per share on all matters to be voted on by stockholders of the Company, other than the election of directors. Voting for directors is cumulative; each stockholder has votes equal to the number of shares of Common Stock the stockholder owns multiplied by the number of directors to be elected and all votes can be cast for one nominee or divided among more than one.

     Subject to the rights of the holders of Preferred Stock, holders of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors of the Company in its discretion out of funds legally available therefor. Upon any liquidation or dissolution of the Company, holders of the Common Stock are entitled to receive pro rata all assets remaining available for distribution to stockholders after payment of all liabilities and provision for the liquidation of any shares of any Preferred Stock at the time outstanding. The Common Stock has no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such stock.

                              CORPORATE PROVISIONS

                     RESTATED CERTIFICATE OF INCORPORATION

     The Certificate of Incorporation was amended and restated pursuant to the POR and provides for, among other things: (i) the classification of the Board of Directors; (ii) a prohibition on the removal of directors except for cause and then only with a vote of 80% of shares outstanding; and (iii) stockholder action only to be conducted at a duly called annual or special meeting of stockholders and not effected by written consent. The Certificate of Incorporation also provides that, except as otherwise required by law and subject to the rights of holders of Preferred Stock, special meetings of stockholders of the Company may be called only by the Company's Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized members of the Company's Board of Directors. The classification of the Board into three classes, each class serving a period of three years, could delay a holder of shares representing a majority of the voting power from obtaining control of the Board because such holder would not be able to replace a majority of the directors prior to, at least, the second annual meeting of stockholders following the acquisition of such majority interest. The article also contains certain super-majority voting requirements with respect to filling director vacancies and amending certain provisions.

     The Certificate of Incorporation requires the Company to indemnify its directors and officers and certain other persons serving at the request of the Company to the fullest extent permitted by Delaware law and to advance litigation expenses and to maintain director and officer liability insurance.
Article V of the Certificate of Incorporation also limits or eliminates the personal monetary liability of directors and officers for breaches of fiduciary duty to the fullest extent permitted by Delaware law.

     The Company, as a Delaware corporation, is subject to Section 203 of the Delaware General Corporation Law. Section 203 discourages efforts by others to acquire control of the Company through acquisitions of stock or otherwise, unless the transactions are approved by the Company's Board of Directors. It provides that, with certain exceptions, a person who acquires 15% or more of a Company's voting stock (thereby becoming an "interested stockholder") without board approval may not, for three years thereafter, engage in a wide range of business combinations with that corporation unless (i) upon consummation of the transaction the interested stockholder owned at least 85% of the corporation's voting stock; or (ii) the business combination is approved by the board of directors and authorized by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

     As a holding company registered under the Holding Company Act, the Company must obtain the pre-approval by the SEC with respect to the issuance of its securities under Sections 6 and 7 of the Act and the terms of business combinations or divestitures involving the stock and assets of the Company or its regulated subsidiaries under Sections 9 and 10 of the Act.

                              PLAN OF DISTRIBUTION

     The Company may sell the Securities being offered hereby in four ways: (i) directly to purchasers, (ii) through agents, (iii) through underwriters and (iv) through dealers.

     Offers to purchase Securities may be solicited by the Company and sales thereof may be made by the Company directly to institutional investors or others. The terms of any such sales, including the terms of any bidding or auction process, if utilized, will be described in the Prospectus Supplement relating thereto.

     Offers to purchase Securities may be solicited directly by the Company or by agents designated by the Company from time to time. Any such agent, who may be deemed to be an underwriter as that term is defined in the Securities Act of 1933 (the "Securities Act"), involved in the offer or sale of any Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth in the Prospectus Supplement. Unless otherwise indicated in the

Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment. Agents may be entitled, under agreements which may be entered into with the Company, to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, or to contribution to amounts that agents may be required to pay in respect of such liabilities. Agents may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

     If an underwriter or underwriters are utilized in the sale of Securities, the Company will execute an underwriting agreement with such underwriters at the time of such sale of Securities and the names of the underwriters and the terms of the transaction will be set forth in the Prospectus Supplement, which will be used by the underwriters to make resales of the Securities in respect of which this Prospectus is delivered to the public. The underwriters may be entitled, under the relevant underwriting agreements, to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, or to contribution to amounts that underwriters may be required to pay in respect of such liabilities.

     If a dealer is utilized in the sale of the Securities in respect of which this Prospectus is delivered, the Company will sell such Securities to such dealer as principal. Such dealer may then resell such Securities to the public at varying prices to be determined by such dealer at the time of resale. Dealers may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, or to contribution to amounts that dealers may be required to pay in respect of such liabilities. The name of the dealer, if any, and the terms of the transaction will be set forth in the Prospectus Supplement.

     If so indicated in the Prospectus Supplement, the Company will authorize agents and underwriters to solicit offers from certain institutions to purchase Debentures from the Company at the public offering price set forth in the Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date stated in the Prospectus Supplement. Each Contract will be for an amount not less than, and unless the Company otherwise agrees the aggregate principal amount of Debentures sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the Prospectus Supplement. Institutions with which Contracts, when authorized, may be made include commercial and saving banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions but shall in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except that the purchase by an institution of the Debentures covered by its Contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject. A commission indicated in the Prospectus Supplement will be paid to underwriters and agents soliciting offers to purchase Debentures pursuant to Contracts accepted by the Company.

     The place and time of delivery for the Securities in respect of which this Prospectus is delivered will be set forth in the accompanying Prospectus Supplement.

                                 LEGAL OPINIONS

     Counsel who are passing upon certain legal matters relating to the Securities are Cravath, Swaine & Moore, Worldwide Plaza, 825 Eighth Avenue, New York, NY 10019 for the Company and Davis Polk & Wardwell, 450 Lexington Avenue, New York, NY 10017 for the Underwriters.

                                    EXPERTS

     Statements made in the Company's Annual Report on Form 10-K for the year ended December 31, 1995, under the caption "Oil and Gas Operating Highlights" and in Note 18 of the Notes to Consolidated Financial Statements incorporated by reference in such Annual Report on Form 10-K, also are incorporated herein by reference in reliance upon the authority of Ryder Scott Company Petroleum Engineers, independent petroleum and natural gas consultants, as experts.

     The audited consolidated financial statements and schedule included in the Company's Annual Report on Form 10-K for the year ended December 31, 1995, incorporated by reference in this prospectus and elsewhere in the registration statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THE PROSPECTUS OR THIS PROSPECTUS SUPPLEMENT IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                       PAGE
                                       ----
           PROSPECTUS SUPPLEMENT
Available Information................  S-2
Prospectus Supplement Summary........  S-3
Common Stock Dividend Policy.........  S-7
Use of Proceeds......................  S-7
Price Range of Common Stock..........  S-7
Capitalization.......................  S-8
The Company..........................  S-9
Pro Forma Condensed Consolidated
  Income Statements..................  S-14
Consolidated Financial Data..........  S-16
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................  S-18
Certain United States Tax
  Consequences
  to Non-U.S. Holders................  S-43
Underwriting.........................  S-46
Legal Opinions and Matters...........  S-48
                PROSPECTUS
Available Information................    2
Incorporation of Documents by
  Reference..........................    2
The Company..........................    4
Use of Proceeds......................    5
Ratio of Earnings to Fixed Charges...    5
Descriptions of Securities...........    6
Corporate Provisions.................   16
Plan of Distribution.................   16
Legal Opinions.......................   17
Experts..............................   17

5,000,000 SHARES

THE COLUMBIA GAS SYSTEM, INC.

COMMON STOCK
($10 PAR VALUE)
                                  LOGO

SALOMON BROTHERS INC

GOLDMAN, SACHS & CO.
MERRILL LYNCH & CO.
SMITH BARNEY INC.
PROSPECTUS SUPPLEMENT
DATED             , 1996

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                             SUBJECT TO COMPLETION
                                 MARCH 8, 1996


PROSPECTUS SUPPLEMENT                                                      LOGO
(To Prospectus Dated           )
5,000,000 SHARES

THE COLUMBIA GAS SYSTEM, INC.
COMMON STOCK
($10 PAR VALUE)

Of the 5,000,000 shares of Common Stock, $10 par value per share (the "Common Stock"), of The Columbia Gas System, Inc. ("Columbia") being offered hereby, 1,000,000 shares are being offered in an international offering outside the United States and Canada (the "International Offering") and 4,000,000 shares are being offered in a concurrent offering in the United States and Canada (the "U.S. Offering" and, collectively with the International Offering, the "Offerings"), subject to transfers between the U.S. Underwriters and the International Underwriters. The Price to Public and Underwriting Discount per share will be identical for the U.S. Offering and the International Offering. See "Underwriting." The closing of the U.S. Offering and International Offering are conditioned upon each other.

The Common Stock is listed on the New York Stock Exchange ("NYSE") under the symbol "CG." On February 21, 1996, the last reported sale price for the Common Stock, as reported on the New York Stock Exchange Composite Transactions Tape, was $44.375 per share. See "Price Range of Common Stock" and "Common Stock Dividend Policy."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

                                                PRICE TO       UNDERWRITING      PROCEEDS TO
                                                 PUBLIC          DISCOUNT        COMPANY(1)
Per Share................................     $                $                $
Total(2).................................     $                $                $

--------------------------------------------------------------------------------
(1) Before deducting expenses payable by the Company estimated at           .
(2) The Company has granted to the U.S. Underwriters and the International Underwriters 30-day options to purchase up to an aggregate of 750,000 additional shares of Common Stock at the Price to Public, less Underwriting Discount, solely to cover over-allotments, if any. If the Underwriters exercise such options in full, the total Price to Public, Underwriting
    Discount and Proceeds to Company will be $        , $        and $        ,
    respectively. See "Underwriting."

The Common Stock is offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Common Stock will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York, or through
the facilities of The Depository Trust Company, on or about           , 1996.

SALOMON BROTHERS INTERNATIONAL LIMITED
                    GOLDMAN SACHS INTERNATIONAL
                                         MERRILL LYNCH INTERNATIONAL LIMITED
                                                             SMITH BARNEY INC.
The date of this Prospectus Supplement is           , 1996.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the International Underwriting Agreement, Columbia has agreed to sell to each of the international underwriters named below (the "International Underwriters"), for whom Salomon Brothers International Limited, Goldman Sachs International, Merrill Lynch International Limited and Smith Barney Inc. are acting as international representatives (the "International Representatives"), the respective number of shares of Common Stock set forth opposite its name below.

                                                                                NUMBER
                           INTERNATIONAL UNDERWRITERS                          OF SHARES
    -------------------------------------------------------------------------  ---------
    Salomon Brothers International Limited...................................
    Goldman Sachs International..............................................
    Merrill Lynch International Limited......................................
    Smith Barney Inc. .......................................................
                                                                               ---------
              Total..........................................................
                                                                               =========

     The International Underwriting Agreement provides that the several International Underwriters will be obligated to purchase all the shares of Common Stock being offered (other than the shares covered by the over-allotment option described below), if any are purchased. The International Underwriters have advised Columbia that they propose initially to offer such shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price, less a
concession not in excess of $          per share of the Common Stock. The
International Underwriters may allow, and such dealers may reallow, a concession
not in excess of $          per share of Common Stock to other dealers. After
the Offerings, the public offering price and such concessions may be changed.

     Columbia granted to the International Underwriters and the U.S. underwriters (the "U.S. Underwriters" and, collectively with the "International Underwriters, the "Underwriters") options, exercisable during the 30-day period after the date of this Prospectus Supplement, to purchase up to 750,000 additional shares of Common Stock from Columbia at the initial offering price less the aggregate underwriting discounts and commissions, solely to cover over-allotments. To the extent that the International Underwriters and the U.S. Underwriters exercise such options, each of the International Underwriters and the U.S. Underwriters, as the case may be, will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such International Underwriter's or U.S. Underwriter's initial commitment.

     Columbia has entered into a U.S. Underwriting Agreement with the U.S. Underwriters named therein, for whom Salomon Brothers Inc ("Salomon Brothers"), Goldman, Sachs & Co. ("Goldman Sachs"), Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and Smith Barney Inc. ("Smith Barney") are acting as representatives (the "U.S. Representatives"), providing for the concurrent offer and sale of 4,000,000 shares of Common Stock (in addition to the shares covered by the over-allotment options described above) outside the United States and Canada. The offering price and underwriting discount for the International Offering made hereby and for the U.S. Offering will be identical. The closing of the International Offering is conditioned upon the closing of the U.S. Offering and the closing of the U.S. Offering is conditioned upon the closing of the International Offering.

     Each International Underwriter has severally agreed that, as part of the distribution of 1,000,000 shares of Common Stock offered by the International Underwriters, (a) it is not purchasing any shares of Common Stock for the account of any United States or Canadian Person, and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute any Prospectus Supplement or the accompanying Prospectus to any person within the United States or Canada or to any United States or Canadian Person. Each U.S. Underwriter has severally agreed that, as part of the distribution of the 4,000,000 shares of Common Stock by the U.S. Underwriters,
(a) it is not purchasing any shares of Common Stock for the account of anyone other than a United States or Canadian Person, and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute any Prospectus Supplement or the accompanying Prospectus to any person outside the United States or Canada or to anyone other than a United States or Canadian Person.

     The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement Between U.S. Underwriters and International Underwriters. "United States Person" or "Canadian Person" means, respectively, any person who is a national or resident of the United States or Canada, any corporation, partnership or other entity created or organized in or under the laws of the United States or Canada, or of any political subdivisions thereof, or any estate or trust the income of which is subject to the United States or Canadian federal income taxation, regardless of the source of its income (other than a foreign branch of any United States or Canadian Person), and includes any United States or Canadian branch of a person other than a United States or Canadian Person.

     Pursuant to the Agreement Between U.S. Underwriters and International Underwriters, sales may be made between the International Underwriters and the U.S. Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares of Common Stock so sold shall be the public offering price, less an amount not greater than the concession to securities dealers.

     Columbia and each International Underwriter and U.S. Underwriter (a) have not offered or sold and, prior to the expiry of six months from the closing of the International Offering, will not offer or sell any shares of Common Stock in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments, whether as principal or agent, for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (b) have complied and will comply with all applicable provisions of the Financial Services Act of 1986 (the "1986 Act") with respect to anything done by it in relation to the shares of Common Stock in, from or otherwise involving the United Kingdom and (c) have only issued or passed on, and will only issue or pass on, in the United Kingdom any document received by it in connection with the issue of the shares of Common Stock to a person who is of a kind described in Article 11(3) of the 1986 Act (Investment Advertisements) (Exemptions) Order 1995 or is a person to whom such document may otherwise lawfully be issued or passed on.

     For a period of 120 days after the date of this Prospectus Supplement, Columbia has agreed, subject to certain exceptions, not to offer, sell or contract to sell, or otherwise dispose of, directly or indirectly, or announce the offering of, any shares of Common Stock, or any securities convertible into or exchangeable for shares of Common Stock, except shares offered pursuant to the Offerings, without the prior written consent of the U.S. Representatives.

     No action has been taken or will be taken in any jurisdiction by Columbia or the International Underwriters or the U.S. Underwriters that would permit a public offering of the shares offered hereby in any jurisdiction where action for that purpose is required, other than the United States. Persons who come into possession of this Prospectus Supplement and the accompanying Prospectus are required by Columbia and the International Underwriters and the U.S. Underwriters to inform themselves about and to observe any restrictions as to the offering of the shares offered hereby and the distribution of this Prospectus Supplement and the accompanying Prospectus.

     Purchasers of the shares of Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.

     Each of Salomon Brothers, Goldman Sachs, Merrill Lynch and Smith Barney and/or certain affiliates thereof own shares of the Series A-Preferred Stock and/or the Series B-DECS. The U.S. Representatives and/or their affiliates may indirectly receive more than 10% of the net proceeds from the Offerings as a result of the use of such proceeds to repay borrowings under the Credit Facility, which borrowings will be incurred to redeem the Series A-Preferred Stock and the Series B-DECS. See "Use of Proceeds."

     Salomon Brothers acted as a financial advisor to Columbia in connection with Columbia's Plan, for which it received or is due customary fees, subject to approval by the Bankruptcy Court. In addition, Salomon Brothers renders investment banking and financial advisory services to Columbia from time to time and receives customary fees for such services. Each of Salomon Brothers, Merrill Lynch and Smith Barney acted as a "pricing agent" in connection with Columbia's issuance of debt and preferred securities pursuant to Columbia's Plan. Merrill Lynch was a member of The Official Committee of Unsecured Creditors of Columbia organized in connection with Columbia's bankruptcy proceedings. Smith Barney acted as a financial advisor to The Official Committee of Equity Security Holders of Columbia, for which it received or is due customary fees for such service, subject to approval by the Bankruptcy Court.

     Columbia has agreed to indemnify the International Underwriters against certain liabilities, including certain liabilities under the Securities Act, or contribute to payments the International Underwriters may be required to make in respect thereof.

                           LEGAL OPINIONS AND MATTERS

     The validity of the issuance of the shares for the Underwriters will be passed upon by Davis Polk & Wardwell, and by Cravath, Swaine & Moore, for Columbia.

     This Prospectus Supplement includes forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although Columbia believes that its expectations are based on reasonable assumptions, it can give no assurance that its goals or strategies will be achieved. Important factors that could cause actual results to differ materially from those in the forward looking statements or projections included herein include regulatory actions, the pace of deregulation of domestic retail natural gas and electricity markets, the timing and extent of change in commodity prices for all forms of energy and the timing and extent of Columbia's efforts to implement changes planned by management.

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THE PROSPECTUS OR THIS PROSPECTUS SUPPLEMENT IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                       PAGE
                                       ----
           PROSPECTUS SUPPLEMENT
Available Information................  S-2
Prospectus Supplement Summary........  S-3
Common Stock Dividend Policy.........  S-7
Use of Proceeds......................  S-7
Price Range of Common Stock..........  S-7
Capitalization.......................  S-8
The Company..........................  S-9
Pro Forma Condensed Consolidated
  Income Statements..................  S-14
Consolidated Financial Data..........  S-16
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................  S-18
Certain United States Tax
  Consequences to Non-U.S. Holders...  S-43
Underwriting.........................  S-46
Legal Opinions and Matters...........  S-48
                PROSPECTUS
Available Information................    2
Incorporation of Documents by
  Reference..........................    2
The Company..........................    4
Use of Proceeds......................    5
Ratio of Earnings to Fixed Charges...    5
Description of Securities............    6
Corporate Provisions.................   16
Plan of Distribution.................   16
Legal Opinions.......................   17
Experts..............................   17

5,000,000 SHARES

THE COLUMBIA GAS
SYSTEM, INC.

COMMON STOCK
($10 PAR VALUE)

                                LOGO

SALOMON BROTHERS
INTERNATIONAL LIMITED

GOLDMAN SACHS
INTERNATIONAL

MERRILL LYNCH
INTERNATIONAL LIMITED

SMITH BARNEY INC.

PROSPECTUS SUPPLEMENT
DATED             , 1996

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth those expenses to be incurred by the Company in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimates, except the applicable SEC registration fee.

    Securities and Exchange Commission Filing Fee...........................  $  344,828
    Printing of Registration Statement, Prospectus, Definitive Debentures
      and other Miscellaneous Papers........................................  $  130,000
    Trustee's Charges.......................................................  $   10,000
    Legal Fees..............................................................  $  225,000
    Independent Public Accountants' Fees and Expenses.......................  $  150,000
    Rating Agency Fees......................................................  $  250,000
    Service Charges, Columbia Gas System Service Corporation................  $  200,000
    Blue Sky Filing Fees and Expenses.......................................  $   30,000
    Miscellaneous Expenses..................................................  $   50,000
                                                                              ----------
              Total Expenses................................................  $1,389,828
                                                                              ==========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the General Corporation Law of the State of Delaware gives Delaware corporations the power to indemnify present and former officers and directors under certain circumstances. Article V of the Certificate of Incorporation contains provisions which provide for indemnification of certain persons (including officers and directors).

     Directors and officers liability insurance has been purchased for the Company's officers and directors, plus directors and officers of subsidiary companies. Subject to policy terms and conditions, this insurance indemnifies individual directors and officers for related costs, damage or charges, including litigation expenditures, incurred as a result of actual or alleged wrongful acts. The coverage also reimburses the Company and its subsidiary companies for amounts paid by them to indemnify covered directors and officers. The annual cost of this insurance to the Company and its subsidiary companies is $1,565,000.

ITEM 16.  EXHIBITS

1-A        --  Form of Underwriting Agreement.
4-Q        --  Form of Indenture between the Company and Marine Midland Bank, Trustee.
4-R        --  Form of Supplemental Indenture for Debentures.
4-S        --  Indenture dated as of November 28, 1995 between the Company and Marine Midland
               Bank, Trustee.
4-T        --  First Supplemental Indenture dated as of November 28, 1995 between the Company and Marine Midland Bank, Trustee.
4-U        --  Second Supplemental Indenture dated as of November 28, 1995 between the Company and Marine Midland Bank, Trustee.
4-V        --  Third Supplemental Indenture dated as of November 28, 1995 between the Company and Marine Midland Bank, Trustee.

4-W        --  Fourth Supplemental Indenture dated as of November 28, 1995 between the Company and Marine Midland Bank, Trustee.
4-X        --  Fifth Supplemental Indenture dated as of November 28, 1995 between the Company and Marine Midland Bank, Trustee.
4-Y        --  Sixth Supplemental Indenture dated as of November 28, 1995 between the Company and Marine Midland Bank, Trustee.
4-Z        --  Seventh Supplemental Indenture dated as of November 28, 1995 between the
               Company and Marine Midland Bank, Trustee.
5          --  Opinion of Messrs. Cravath, Swaine & Moore with respect to the legality of the
               Securities.
12         --  Statement of Ratio of Earnings to Fixed Charges.
23-A-1     --  Written consent of Arthur Andersen LLP, independent public accountants, dated
               November 22, 1995, to the incorporation by reference of their reports dated
               February 9, 1995, which are included, or incorporated by reference, in the
               Company's Annual Report on Form 10-K.
23-A-2     --  Written consent of Arthur Andersen LLP, independent public accountants, dated
               February 13, 1996, to the incorporation by reference of their reports dated
               February 9, 1995, which are included, or incorporated by reference, in the
               Company's Annual Report on Form 10-K.
23-A-3     --  Written consent of Arthur Andersen LLP, independent public accountants, dated
               February 23, 1996, to the incorporation by reference of their report dated
               February 5, 1996, which is included, or incorporated by reference, in the
               Company's Annual Report on Form 10-K.
23-A-4     --  Written consent, of Arthur Andersen LLP, independent public accountants, dated
               March 8, 1996, to the incorporation by reference of their reports dated
               February 5, 1996, which is included, or incorporated by reference, in the
               Company's Annual Report on Form 10-K.
23-B-1     --  Letter report, dated February 3, 1995, of Ryder Scott Company Petroleum
               Engineers, independent petroleum and natural gas consultants to the Company.
23-B-2     --  Written consent, dated January 4, 1996, of Ryder Scott Company Petroleum
               Engineers, independent petroleum and natural gas consultants to the Company, to the filing and use of information contained in such letter report, which is incorporated by reference in Exhibit 23-B-1, in reports and registration statements to be filed from January 1, 1996 through March 31, 1996.
23-B-3     --  Letter report, dated January 26, 1996, and the written consent to the filing and use of information contained in such letter report, Reports and
               Registration Statements filed during 1996, of Ryder Scott Company Petroleum
               Engineers, independent petroleum and natural gas consultants.
23-C       --  The consent of Messrs. Cravath, Swaine & Moore, counsel to the Company, appears in their opinion which is filed as Exhibit 5 to this Registration Statement.
24         --  Powers of attorney.
25         --  Statement of eligibility of Trustee.

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

             (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) That for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (5) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registration pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (6) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the Company by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of New Castle and State of Delaware on March 8, 1996.


                                          The Columbia Gas System, Inc.


                                          By /s/  L. J. BAINTER


                                          --------------------------------------

                                          L. J. Bainter,


                                          Treasurer



     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement on Form S-3 has been signed below by the following persons in the capacities and on the dates indicated.



                  SIGNATURE                                 TITLE                      DATE
---------------------------------------------   -----------------------------     -------------
/s/  OLIVER G. RICHARD III                      Director (Principal Executive     March 8, 1996
---------------------------------------------   Officer)
Oliver G. Richard III
/s/  MICHAEL W. O'DONNELL                       Senior Vice President
---------------------------------------------   (Principal Financial Officer)
Michael W. O'Donnell
/s/  RICHARD E. LOWE                            Vice President (Principal
---------------------------------------------   Accounting Officer)
Richard E. Lowe
/s/  RICHARD F. ALBOSTA                         Director
---------------------------------------------
Richard F. Albosta
/s/  ROBERT H. BEEBY                            Director
---------------------------------------------
Robert H. Beeby
/s/  WILSON K. CADMAN                           Director
---------------------------------------------
Wilson K. Cadman
/s/  JAMES P. HEFFERNAN                         Director
---------------------------------------------
James P. Heffernan
/s/  DONALD P. HODEL                            Director
---------------------------------------------
Donald P. Hodel
/s/  MALCOLM T. HOPKINS                         Director
---------------------------------------------
Malcolm T. Hopkins
/s/  MALCOLM JOZOFF                             Director
---------------------------------------------
Malcolm Jozoff

                  SIGNATURE                                  TITLE                     DATE
---------------------------------------------   -------------------------------   --------------
/s/  WILLIAM E. LAVERY                          Director
---------------------------------------------
William E. Lavery
/s/  GERALD E. MAYO                             Director
---------------------------------------------
Gerald E. Mayo
/s/  DR. DOUGLAS E. OLESEN                      Director
---------------------------------------------
Dr. Douglas E. Olesen
/s/  ERNESTA G. PROCOPE                         Director
---------------------------------------------
Ernesta G. Procope
/s/  JAMES R. THOMAS, II                        Director
---------------------------------------------
James R. Thomas, II
/s/  WILLIAM R. WILSON                          Director
---------------------------------------------
William R. Wilson
By: /s/  L. J. BAINTER
---------------------------------------------
(L. J. Bainter,
Attorney-in-Fact)

                                 EXHIBIT INDEX

     Reference is made in the two right hand columns below to those exhibits which have heretofore been filed with the Commission. Exhibits so referred to are incorporated herein by reference.


                                                                                REFERENCE
                                                                         ------------------------
                                                                         FILE NO.     EXHIBIT NO.
                                                                         --------     -----------
 1-A        --  Form of Underwriting Agreement.                          33-64555           1-A
 4-Q        --  Form of Indenture between the Company and Marine         33-64555           4-Q
                Midland Bank, Trustee.
 4-R        --  Form of Supplemental Indenture for Debentures.           33-64555           4-R
 4-S        --  Indenture dated as of November 28, 1995 between the      33-64555           4-S
                Company and Marine Midland Bank, Trustee.
 4-T        --  First Supplemental Indenture dated as of November 28,    33-64555           4-T
                1995 between the Company and Marine Midland Bank,
                Trustee.
 4-U        --  Second Supplemental Indenture dated as of November 28,   33-64555           4-U
                1995 between the Company and Marine Midland Bank,
                Trustee.
 4-V        --  Third Supplemental Indenture dated as of November 28,    33-64555           4-V
                1995 between the Company and Marine Midland Bank,
                Trustee.
 4-W        --  Fourth Supplemental Indenture dated as of November 28,   33-64555           4-W
                1995 between the Company and Marine Midland Bank,
                Trustee.
 4-X        --  Fifth Supplemental Indenture dated as of November 28,    33-64555           4-X
                1995 between the Company and Marine Midland Bank,
                Trustee.
 4-Y        --  Sixth Supplemental Indenture dated as of November 28,    33-64555           4-Y
                1995 between the Company and Marine Midland Bank,
                Trustee.
 4-Z        --  Seventh Supplemental Indenture dated as of November 28,  33-64555           4-Z
                1995 between the Company and Marine Midland Bank,
                Trustee.
 5          --  Opinion of Messrs. Cravath, Swaine & Moore with respect  33-64555             5
                to the legality of the Securities.
12*         --  Statement of Ratio of Earnings to Fixed Charges.
23-A-1      --  Written consent of Arthur Andersen LLP, independent      33-64555        24-A-1
                public accountants dated November 22, 1995, to the
                incorporation by reference of their reports dated
                February 9, 1995, which are included, or incorporated
                by reference, in the Company's Annual Report on Form
                10-K.
23-A-2      --  Written consent of Arthur Andersen LLP, independent      33-64555        24-A-2
                public accountants dated February 15, 1996, to the
                incorporation by reference of their reports dated
                February 9, 1995, which are included, or incorporated
                by reference, in the Company's Annual Report on Form
                10-K.

                                                                                REFERENCE
                                                                         ------------------------
                                                                         FILE NO.     EXHIBIT NO.
                                                                         --------     -----------
23-A-3      --  Written consent of Arthur Anderson LLP, independent      33-64555        23-A-3
                public accountants, dated February 23, 1996, to the
                incorporation by reference of their report dated
                February 5, 1996, which is included, or incorporated by
                reference, in the Company's Annual Report on Form 10-K.
23-A-4*     --  Written consent, of Arthur Andersen LLP, independent
                public accountants, dated March 8, 1996, to the
                incorporation by reference of their reports dated
                February 5, 1996, which is included, or incorporated by
                reference, in the Company's Annual Report on Form 10-K.
23-B-1      --  Letter report, dated February 3, 1995, of Ryder Scott      1-1098          23-A
                Company Petroleum Engineers, independent petroleum and
                natural gas consultants to the Company.
23-B-2      --  Written consent, dated January 4, 1996, of Ryder Scott   33-64555        23-B-2
                Company Petroleum Engineers, independent petroleum and
                natural gas consultants to the Company, to the filing
                and use of information contained in such letter report,
                which is incorporated by reference in Exhibit 23-B-1,
                in reports and registration statements to be filed from
                January 1, 1996 through March 31, 1996.
23-B-3      --  Letter report, dated January 26, 1996, and the written     1-1098          23-A
                consent to the filing and use of information contained
                in such letter report, Reports and Registration
                Statements filed during 1996, of Ryder Scott Company
                Petroleum Engineers, independent petroleum and natural
                gas consultants.
23-C        --  The consent of Messrs. Cravath, Swaine & Moore, counsel  33-64555          23-C
                to the Company, appears in their opinion which is filed
                as Exhibit 5 to this Registration Statement.
24          --  Powers of attorney.                                      33-64555            25
25          --  Statement of eligibility of trustee.                     33-64555            26


---------------
* Filed herewith.